Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

RIBBON COMMUNICATIONS INC.,

RIBBON COMMUNICATIONS ISRAEL LTD.,

ECLIPSE COMMUNICATIONS LTD.,

ECI TELECOM GROUP LTD.

and

ECI HOLDING (HUNGARY) KORLÁTOLT  FELELŐSSÉGŰ TÁRSASÁG,
solely in its capacity as the Shareholder Representative

Dated as of November 14, 2019

	Article IX

	SURVIVAL AND RECOURSE

Section 9.1	Survival of Representations and Warranties	106
Section 9.2	Indemnification	107
Section 9.3	Limitations on Indemnification	109
Section 9.4	Indemnity Escrow Account	111
Section 9.5	Indemnification Claim Procedures	112
Section 9.6	Exclusive Remedy	114

	Article X

	GENERAL PROVISIONS

Section 10.1	Notices	114
Section 10.2	Interpretation; Certain Definitions	115
Section 10.3	Amendment	116
Section 10.4	Extension; Waiver	116
Section 10.5	Expenses; Transfer Taxes	117
Section 10.6	Severability	117
Section 10.7	Assignment	117
Section 10.8	Entire Agreement	118
Section 10.9	No Third-Party Beneficiaries	118
Section 10.10	Governing Law	118
Section 10.11	Specific Performance	119
Section 10.12	Consent to Jurisdiction	120
Section 10.13	Counterparts	120
Section 10.14	WAIVER OF JURY TRIAL	120
Section 10.15	Attorneys’ Fees	121
Section 10.16	Shareholder Representative	121
Section 10.17	No Recourse to Related Parties	122
Section 10.18	No Recourse to Financing Source Related Parties	122

EXHIBITS

Exhibit A	Form of Amended and Restated Company Governing Documents
Exhibit B	Form of Real Estate Put Agreement
Exhibit C	Reserved
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Form of Stockholders Agreement
Exhibit F	Form of Escrow Agreement
Exhibit G	Form of Letter of Transmittal

SCHEDULES

Company Disclosure Letter
Parent Disclosure Letter

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 14, 2019 (this “Agreement”), is made by and among Ribbon Communications Inc., a corporation incorporated under the Laws of Delaware (“Parent”), Ribbon Communications Israel Ltd., a company incorporated under the Laws of the State of Israel and an indirect wholly owned Subsidiary of Parent (“Direct Parent”), Eclipse Communications Ltd., a company incorporated under the Laws of the State of Israel and a direct wholly owned Subsidiary of Direct Parent (“Merger Sub”), ECI Telecom Group Ltd., a company incorporated under the Laws of the State of Israel (the “Company”), and ECI Holding (Hungary) Korlátolt Felelősségű Társaság, a company incorporated under the Laws of Hungary, solely in its capacity as the representative of the Company Equityholders and CVR Holders hereunder (the “Shareholder Representative”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I.

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the ICL, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the Surviving Company in the Merger, whereby, except as expressly provided in Section 3.1(a), each Company Share and Company Option issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the Per Share Consideration plus any additional amounts to which the holder thereof shall be entitled in respect of such share pursuant to Section 3.7(e), Section 3.7(f) and Section 10.16(b);

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interests of the Company and the holders of Company Shares, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) authorized and approved this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement, and (iii) resolved to recommend to the holders of Company Shares the approval of this Agreement, the Merger and the transactions contemplated hereby;

WHEREAS, the board of directors of Parent (the “Parent Board”) has (i) determined that this Agreement and the transactions contemplated hereby, including the Share Issuance, are advisable and fair to and in the best interests of Parent and the holders of Parent Common Stock, (ii) authorized and approved this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement, and (iii) resolved to recommend to the holders of Parent Common Stock the approval of the Share Issuance;

WHEREAS, each of the board of directors of Direct Parent, as the sole owner of 100% of the outstanding shares of Merger Sub, and the board of directors of Merger Sub has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interests of Merger Sub and Direct Parent, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors and (b) authorized and approved this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, concurrently with the execution of this Agreement, the Company will amend and restate its Governing Documents in the form attached hereto as Exhibit A;

WHEREAS, concurrently with the execution of this Agreement, the Parent Significant Stockholders are entering into a voting agreement with the Company pursuant to which, among other actions and matters, each Parent Significant Stockholder has agreed to vote all shares of Parent Common Stock beneficially owned by such Parent Significant Stockholder in favor of the Share Issuance at the Parent Stockholders Meeting (the “Parent Voting Agreement”);

WHEREAS, concurrently with the execution of this Agreement, the Company Significant Stockholder and Plenus are entering into voting agreements with Parent pursuant to which, among other actions and matters, the Company Significant Stockholder and Plenus have agreed to vote all Company Shares beneficially owned by the Company Significant Stockholder and Plenus in favor of the Merger Proposal (the “Company Voting Agreement”);

WHEREAS, concurrently with the execution of this Agreement, the Company and Global Village Advisory Ltd. have entered into a Real Estate Put Agreement in the form attached hereto as Exhibit B (the “Real Estate Put Agreement”) pursuant to which the Company will have the right to cause Global Village Advisory Ltd. or one of its Affiliates to purchase the Sale Property from the Company immediately prior to the Closing;

WHEREAS, concurrently with the execution of this Agreement, Pathfinder Strategic Credit LP (with any assignee thereof under the Pathfinder SPA, “Pathfinder”) delivered a consent to the transactions contemplated by this Agreement and a suspension of certain of its rights under the Investor Agreement (the “Pathfinder Consent”) and has entered into the Pathfinder SPA with the Company;

WHEREAS, upon the Closing of the transactions contemplated by this Agreement, each of Parent, each Parent Significant Stockholder and the Company Significant Stockholder will enter into the Stockholders Agreement and the Registration Rights Agreement; and

WHEREAS, for certain limited purposes described in this Agreement, and subject to the terms set forth herein, the Shareholder Representative shall serve as the representative of the Company Equityholders and the CVR Holders;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                                    Definitions. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement and as follows:

“Acquisition Proposal Termination Fee” shall have the meaning set forth in Section 8.2(c).

“Action” means any action, suit, arbitration, legal proceeding, enforcement proceeding, arbitration proceeding, claim, complaint, demand, examination, hearing, litigation, investigation, audit, petition or similar proceeding or formal investigation, whether civil, criminal or administrative, at law or in equity, by or before any Governmental Authority or arbitration tribunal.

“Adjustment Amount” means the sum (which may be positive or negative) of (a) Estimated Closing Date Leakage Amount minus Closing Date Leakage Amount (as finally determined in accordance with Section 3.7(c)), plus (b) Estimated Closing Date Indebtedness minus Closing Date Indebtedness (as finally determined in accordance with Section 3.7(c)), plus (c) Estimated Closing Date Company Expenses minus Closing Date Company Expenses (as finally determined in accordance with Section 3.7(c)).

“Adjustment Escrow Account” shall have the meaning set forth in Section 3.8.

“Adjustment Time” means 11:59 p.m. (New York City time) on the date immediately preceding the Closing Date.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Aggregate Cash Consideration” means all cash amounts payable pursuant to and adjusted in accordance with Section 3.1, Section 3.3, Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i) and Section 10.16(b).

“Aggregate Cash Liquidation Preference” means an amount equal to the sum of (a) the product of (i) the Preferred Per Share Cash Amount multiplied by (ii) the total number of Company Preferred Shares issued and outstanding immediately prior to the Effective Time plus (b) the Pathfinder Preferred Liquidation Preference plus (c) the CVR Cash Liquidation Preference, if any.

“Aggregate Exercise Price” means a number of shares of Parent Common Stock equal to the quotient of (i) the aggregate exercise price of all Company Options (whether or not then exercisable) outstanding immediately prior to the Effective Time divided by (ii) the Base Value Per Share.

“Aggregate Stock Consideration” means a number of newly issued shares of Parent Common Stock equal to 32,500,000.

“Aggregate Stock Liquidation Preference” means a number of shares of Parent Common Stock equal to the sum of (a) the product of (i) the Preferred Per Share Stock Amount multiplied by (ii) the total number of Company Preferred Shares issued and outstanding immediately prior to the Effective Time plus (b) the CVR Stock Liquidation Preference.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Financing” shall have the meaning set forth in Section 6.20(c).

“Anti-Corruption Laws” means any applicable domestic or international anti-bribery or anti-corruption Laws, including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, and any other law that prohibits bribery, kickbacks, or other corrupt conduct.

“Anti-Money Laundering Laws” means all Laws, regulations, rules or guidelines relating to money laundering, including, without limitation, financial recordkeeping and reporting requirements; such as, without limitation, the Patriot Act, Public Law 107-56, the U.S. Currency and Foreign Transaction

Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended,  the UK Proceeds of Crime Act 2002, the UK Terrorism Act 2000, as amended, all money laundering-related Laws of other jurisdictions any such Person and its Subsidiaries conduct business or own assets, and any related or similar Law issued, administered or enforced by any Governmental Authority.

“Antitrust Approvals” shall have the meaning set forth in Section 7.1(c).

“Antitrust Laws” shall have the meaning set forth in Section 4.5(b).

“Auditor” shall have the meaning set forth in Section 3.7(c).

“Balance Sheet Date” means December 31, 2018.

“Base Cash Consideration” means an amount equal to the sum of $324,000,000 plus the Net Sale Property Proceeds.

“Base Value Per Share” means the volume-weighted average price per share of Parent Common Stock on the Nasdaq over the twenty (20) trading day period ending three (3) days prior to the Closing Date, as published for such dates and such market on the Bloomberg information system (or any successor thereto).

“Benefits Continuation Period” shall have the meaning set forth in Section 6.14(a).

“Business Day” means any day other than a Saturday, Sunday or a day on which all banking institutions in New York or Israel are authorized or obligated by Law or executive order to close.

“Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Certificates” shall have the meaning set forth in Section 3.1(b).

“CFIUS” shall have the meaning set forth in Section 6.8(d).

“CFIUS Approval” means written notice from CFIUS stating that (i) CFIUS has concluded that the transactions contemplated by this Agreement and the Stockholders Agreement are not a “covered transaction” and are not subject to review under applicable Law, (ii) the review or investigation of any of the transactions contemplated by this Agreement and the Stockholders Agreement by CFIUS has been concluded, and there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement, or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the CFIUS notice submitted by the parties hereto and either (A) the period under the Defense Production Act of 1950, as amended, during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby and by the Stockholders Agreement has expired without any such action being threatened, announced or taken, or (B) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated hereby and by the Stockholders Agreement.

“CFIUS Filings” shall have the meaning set forth in Section 6.8(d).

“Charter” shall have the meaning set forth in Section 2.5.

“Circular” shall have the meaning set forth in Section 3.13(c).

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Balance Sheet” shall have the meaning set forth in Section 3.7(b).

“Closing Date” shall have the meaning set forth in Section 2.2.

“Closing Date Company Expenses” shall have the meaning set forth in Section 3.7(b).

“Closing Date Indebtedness” shall have the meaning set forth in Section 3.7(b).

“Closing Date Leakage Amount” shall have the meaning set forth in Section 3.7(b).

“Closing Date Statement” shall have the meaning set forth in Section 3.7(b).

“Closing Payments” shall have the meaning set forth in Section 3.2(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Registrar” means the Israeli Registrar of Companies.

“Company” shall have the meaning set forth in the Preamble.

“Company 2014 Equity Plan” means the “Epsilon 1 Ltd. 2014 Share Incentive Plan”, as amended.

“Company Acquisition Proposal” shall have the meaning set forth in Section 6.3.

“Company Benefit Plan” means any compensation or benefit plan, program, policy, contract, agreement or other arrangement (whether or not such plan is subject to ERISA), including any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and each other plan, program policy, practice, Contract, agreement or other arrangement providing for (or otherwise obligating any Person to provide) stock options, stock purchases, restricted shares, stock appreciation rights or other equity or equity-based compensation, deferred compensation, managers’ insurance, pension fund, medical benefit, bonus, severance, retention, retirement, supplemental retirement, savings, disability, medical, dental, health, life, death benefit, group insurance, profit sharing, termination, vacation pay, tuition reimbursement, gratuity, leave encashment, retrenchment, superannuation, provident fund, change-of-control, fringe, welfare or other employee benefit, in each case, whether or not funded, insured or self-funded, that is currently sponsored, maintained or contributed to, or currently required to be sponsored, maintained or contributed to, by the Company or its Subsidiaries for the benefit of any current or former employees, directors, officers, individual independent contractors or other service providers of the Company or any of its Subsidiaries and/or their dependents or beneficiaries, or under which the Company or any of its Subsidiaries has any Liability, whether absolute or contingent, including, for purposes of clarification, the Company 2014 Equity Plan, but excluding (a) any Multiemployer Plan or any plan sponsored or maintained by any labor union or similar employee or labor organizing body under which the sole obligation is to make contributions in the ordinary course of business consistent with the terms of a Labor Contract, or (b) any plan mandated by applicable Law or sponsored or maintained by any Governmental Authority under which the sole obligation is to make contributions in the ordinary course of business as required by applicable Law.

“Company Board” shall have the meaning set forth in the Preamble.

“Company Contract” means any Contract to which the Company or any of its Subsidiaries is a party by which its assets is bound.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equityholder” means each holder of Company Shares or Company Options, in each case, immediately prior to the Effective Time.

“Company Expenses” shall have the meaning set forth in Section 3.9.

“Company Financial Statements” means (a) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2018, and the related audited consolidated statements of operations, comprehensive income (loss), changes in shareholder’s equity, and cash flows of the Company and its Subsidiaries for the fiscal year ended December 31, 2018, together with the related notes thereto and independent auditor’s report thereon of Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent firms affiliated with KPMG International Cooperative, a Swiss entity and (b) the unaudited consolidated interim balance sheet of the Company and its Subsidiaries as of September 30, 2019, and the related unaudited consolidated interim statements of operations, changes in shareholder’s equity, and cash flows of the Company and its Subsidiaries for the nine (9) months ended September 30, 2019.

“Company Guaranteeing Parties” shall have the meaning set forth in Section 6.23(a).

“Company Indemnified Parties” shall have the meaning set forth in Section 9.2(b).

“Company Indemnifying Parties” shall have the meaning set forth in Section 9.2(b).

“Company Independent Contractors” shall have the meaning set forth in Section 4.23(c).

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Adverse Effect” means any fact, change, occurrence, event, effect or circumstance which, individually or in the aggregate (i) would reasonably be expected to prevent or materially delay the ability of the Company and its Subsidiaries to consummate the transactions contemplated by this Agreement, or (ii) has had or would reasonably be expected to have a material adverse effect on the business, assets and liabilities (taken together), financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in the case of clause (ii), in no event will changes, effects or circumstances relating to or resulting from, directly or indirectly, the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining, whether there has been or will be, a Company Material Adverse Effect: (a) any change, effect or circumstance in any of the industries or markets in which the Company or any of its Subsidiaries operates; (b) any change in any Law or GAAP (or changes in interpretations or enforcement of any Law or GAAP); (c) changes in general economic, regulatory or political conditions or the financial, credit or securities markets in general in the United States, Israel or any other geographic area in which the Company and its Subsidiaries operate (including changes in interest or exchange rates, stock, bond and/or debt prices); (d) any acts of God, natural disasters, earthquakes, hurricanes, terrorism, armed hostilities, war or any escalation or worsening thereof; (e) any failure by the Company or its Subsidiaries to meet estimates, budgets, plans, forecasts or projections of its revenues, earnings or other financial performance or results of operations (but not excluding any change, effect or circumstance giving rise to any such change or failure to the extent not otherwise excluded under this definition); (f) the announcement or consummation of the transactions contemplated by this Agreement or any other Transaction Agreement, provided that any effect of consummation of the transactions contemplated by this Agreement shall not affect the representations and warranties set forth in Section 4.5; (g) actions required or expressly contemplated by this Agreement or taken by the Company or any of its Affiliates at the written direction of or with the written consent of Parent; except, in the case of clauses (a), (b), (c) or (d) to the extent such change, effect or circumstance impacts the Company and its Subsidiaries, taken as whole, in a materially disproportionate manner relative to other companies in the industries and locations in which the Company and its Subsidiaries operate.

“Company Option” means each option to purchase shares of Company Ordinary Shares granted pursuant to the Company 2014 Equity Plan, whether or not vested.

“Company Option Payment” shall have the meaning set forth in Section 3.3(a).

“Company Ordinary Shares” means the ordinary shares of the Company, par value NIS 0.01 each.

“Company Permits” shall have the meaning set forth in Section 4.6.

“Company Preferred Shares” means the Preferred A Shares of the Company, par value NIS 0.01 per share.

“Company Products” means any products or service offerings of the Company and its Subsidiaries that have been or are being marketed, sold, offered, provided or distributed.

“Company Registered IP” shall have the meaning set forth in Section 4.16(a).

“Company R&W Insurance Policy” means an insurance policy with a total policy limit of no less than $13,325,000 issued in favor of the Company Equityholders and the CVR Holders with respect to the representations and warranties of Parent set forth in this Agreement.

“Company Shares” means, collectively, the Company Ordinary Shares, Company Preferred Shares and Company Special Shares.

“Company Significant Stockholder” means ECI Holding (Hungary) Korlátolt Felelősségű Társaság , a company incorporated under the Laws of Hungary.

“Company Special Shares” means the Special Shares of the Company, par value NIS 0.01 per share.

“Company Technology” shall have the meaning set forth in Section 4.16(d).

“Company Voting Agreement” shall have the meaning set forth in the Recitals.

“Confidentiality Agreement” means the Nondisclosure Agreement dated as of April 8, 2019 by and between ECI Telecom Ltd. and Parent.

“Continuing Employees” shall have the meaning set forth in Section 6.14(a).

“Contract” means any binding contract, agreement, commitment, franchise, indenture, lease, purchase order or license, whether or not in writing.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Credit Agreement” means the Senior Finance Agreement dated as of March 14, 2018 by and among ECI Telecom Holdings B.V. as the Borrower, Promontoria Holding 206 B.V. and J.P. Morgan Securities PLC as the Arrangers and Promontoria Holding 206 B.V. as the Agent and the Security Agent, as may be amended, supplemented or modified from time to time, and all ancillary documentation entered into in connection therewith.

“Current Representation” shall have the meaning set forth in Section 6.24(c).

“CVR Available Cash” shall have the meaning set forth in the definition of “CVR Cash Liquidation Preference”.

“CVR Cash Additional Consideration” means an amount equal to ten percent (10%) of the product of (i) the Ordinary Per Share Cash Amount multiplied by (ii) the number of Ordinary Shares of the Company held by the Initial Holders and any of their respective Affiliates as of the effective date of the CVR Deeds, plus any other shares or securities of the Company received by the Initial Holders following the Closing Date of the CVR Deeds, if received without any additional consideration.

“CVR Cash Liquidation Preference” means an amount equal to ten percent (10%) of the product of (i) the Preferred Per Share Cash Amount multiplied by (ii) the number of Company Preferred Shares held by the Initial Holders and any of their respective Affiliates as of the effective date of the CVR Deeds, plus any other shares or securities of the Company received by the Initial Holders by virtue of such Preferred Shares following the Closing Date of the CVR Deeds, if received without any additional consideration; provided, however, that in the event that the CVR Cash Liquidation Preference payable pursuant to this Agreement exceeds the result of (a) the Estimated Aggregate Cash Consideration, minus (b) the Pathfinder Preferred Liquidation Preference minus (c) the Preferred Cash Liquidation Preference (such result, but not less than zero, the “CVR Available Cash”), then the CVR Cash Liquidation Preference shall be equal to the CVR Available Cash.

“CVR Closing Payments” shall have the meaning set forth in Section 3.11.

“CVR Deeds” means those certain Contingent Value Right Deeds dated as of March 29, 2019 by and among the Company, ECI Telecom Holdings B.V. and the Holders (as defined therein), as amended from time to time.

“CVR Share Escrow Release Percentage” means a percentage equal to the quotient of (i) 10% of the number of Ordinary Shares of the Company held by the Initial Holders and any of their respective Affiliates as of the effective date of the CVR Deeds, plus any other shares or securities of the Company received by the Initial Holders following the Closing Date of the CVR Deeds, if received without any additional consideration divided by (ii) the Share Escrow Release Fully Diluted Share Number.

“CVR Holder” means each “Holder” as defined in the CVR Deeds.

“CVR Percentage” means a percentage equal to the quotient of (a) 10% of the number of Ordinary Shares of the Company held by the Initial Holders and any of their respective Affiliates as of the effective date of the CVR Deeds, plus any other shares or securities of the Company received by the Initial Holders following the Closing Date of the CVR Deeds, if received without any additional consideration divided by (b) the Fully Diluted Share Number. For the avoidance of doubt, the sum of the Ordinary Shares Percentage, the Option Percentage and the CVR Percentage shall equal 100%.

“CVR Stock Additional Consideration” means a number of shares of Parent Common Stock equal to ten percent (10%) of the product of (i) the Ordinary Per Share Stock Amount multiplied by (ii) the number of Ordinary Shares of the Company held by the Initial Holders and any of their respective Affiliates as of the effective date of the CVR Deeds, plus any other shares or securities of the Company received by the Initial Holders following the Closing Date of the CVR Deeds, if received without any additional consideration.

“CVR Stock Liquidation Preference” means a number of shares of Parent Common Stock equal to the quotient of (a)(i) ten percent (10%) of the “Base Preferred A Preference Amount Per Share” and “Supplemental Preferred A Preference Amount Per Share” (as defined in the Governing Documents of the Company) required to be paid with respect to the Company Preferred Shares held by the Initial Holders and any of their respective Affiliates as of the effective date of the CVR Deeds, plus any other shares or securities of the Company received by the Initial Holders by virtue of such Preferred Shares following the Closing Date of the CVR Deeds, if received without any additional consideration upon a “Distribution Event” (as defined in the Governing Documents of the Company), as determined in accordance with the terms of the Governing Documents of the Company minus (ii) the CVR Cash Liquidation Preference divided by (b) the Base Value Per Share.

“D&O Indemnitee” means any individual who, on or prior to the Effective Time, was an officer, director, employee, advisor or consultant of the Company or any of its Subsidiaries or Affiliates or any of their predecessors in their capacities as such and the heirs, executors, trustees, fiduciaries and administrators of such officer, director, employee, advisor or consultant.

“D&O Insurance” shall have the meaning set forth in Section 6.10(b).

“Damages” shall have the meaning set forth in Section 8.2.

“Deal Communications” shall have the meaning set forth in Section 6.24(b).

“Debt Commitment Letter” shall have the meaning set forth in Section 5.18.

“Debt-Like Items” shall have the meaning set forth in the definition of “Indebtedness.”

“Debt Financing” means the bank loan debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter, as contemplated by Section 6.20(c), as applicable.

“Debt Financing Documents” means the definitive documents in respect of the Debt Financing, including: (a) all credit agreements, loan documents, intercreditor agreements and security documents pursuant to which the Debt Financing will be governed or contemplated by the Debt Commitment Letter; (b) officer, secretary, solvency and perfection certificates, borrowing requests, customary certificates of beneficial ownership as required under 31 C.F.R. § 1010.230 and resolutions contemplated by the Debt Commitment Letter; and (c) customary authorization letters in connection with the Marketing Material solely as it pertains to the Company and its Subsidiaries (including with respect to presence or absence of material non-public information).

“Designated Person” shall have the meaning set forth in Section 6.24(a).

“Determination Date” shall have the meaning set forth in Section 3.7(c).

“DFS Provisions” shall have the meaning set forth in Section 10.3.

“Direct Parent” shall have the meaning set forth in the Preamble.

“ECI BV” means ECI Telecom Holdings B.V., a private company organized and existing under the laws of Netherlands and an indirect wholly owned Subsidiary of the Company.

“Effective Time” shall have the meaning set forth in Section 2.3.

“Electronic Data Room” shall have the meaning set forth in Section 4.32.

“Environmental Claim” means any Action alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, property damages, and personal injuries) arising out of or resulting from Environmental, Health, and Safety Requirements, including any such liability arising out of or resulting from (a) the Release of Hazardous Substance at any location or (b) exposure to any Hazardous Substance.

“Environmental Permits” means any permit, license, approval or other authorization required under any Environmental, Health, and Safety Requirements.

“Environmental, Health, and Safety Requirements” means all applicable and binding Laws concerning worker health and safety (solely as it relates to exposure to Hazardous Substances), pollution, or the preservation or protection of the environment, including all applicable Laws relating to the presence, use, production, generation, handling, transportation, treatment, recycling, reuse, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control, or cleanup of any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any other Person that currently is, or was at the relevant time in the last six (6) years, (i) a member of any “controlled group” (as defined in Section 414(b) of the Code) of which the first Person is also a member, (ii) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the Code) with the first Person or (iii) a member of any affiliated service group (within the meaning of Section 414(m) of the Code) of which the first Person is also a member. For the avoidance of doubt, any former ERISA Affiliate of the Company or any of its Subsidiaries shall continue to be considered an ERISA Affiliate thereof within the meaning of this definition with respect to the period such Person was an ERISA Affiliate of the Company or any of its Subsidiaries and with respect to Liabilities arising after such period for which the Company or any of its Subsidiaries could be liable under the Code or ERISA.

“Escrow Agent” shall have the meaning set forth in Section 3.8.

“Escrow Agreement” shall have the meaning set forth in Section 3.8.

“Escrow Cash Amount” shall have the meaning set forth in Section 3.8.

“Escrow Period” shall have the meaning set forth in Section 9.4(b).

“Escrow Stock Amount” shall have the meaning set forth in Section 9.4(a).

“Estimated Aggregate Cash Consideration” means the sum of (a) the Base Cash Consideration, minus (b) the Estimated Closing Date Leakage Amount, minus (c) Estimated Closing Date Indebtedness, minus (d) the Escrow Cash Amount, minus (e) the Estimated Closing Date Company Expenses, minus (f) the Shareholder Allocable Expenses, minus (g) the aggregate amount of all Option Cash Payments.

“Estimated Closing Date Company Expenses” shall have the meaning set forth in Section 3.7(a).

“Estimated Closing Date Indebtedness” shall have the meaning set forth in Section 3.7(a).

“Estimated Closing Date Leakage Amount” shall have the meaning set forth in Section 3.7(a).

“Estimated Sale Property Taxes” means 22.5% of the proceeds of the disposal of the Sale Property excluding VAT. If the Sale Property is sold pursuant to the Real Estate Put Agreement, the Estimated Sale Property Taxes will be $9,000,000 (22.5% of $40,000,000).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Excluded Shares” shall have the meaning set forth in Section 3.1(a).

“Existing Stockholders Agreement” means the Principal Stockholders Agreement dated as of October 27, 2017 by and among Sonus Networks, Inc., Heritage PE (OEP) II, L.P., and Heritage PE (OEP) III, L.P.

“Expiration Date” shall have the meaning set forth in Section 9.1(a).

“Export Control Laws” means (a) all applicable trade, export control, import, and antiboycott Laws imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the Export Control Reform Act of 2018 (50 U.S.C § 4801), the International Emergency Economic Powers Act (50 U.S.C. § 1701), Section 999 of the Internal Revenue Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30), and (b) all applicable trade, export control, import, and antiboycott Laws imposed, administered or enforced by any other country, except to the extent inconsistent with the Laws of the United States.

“Factoring Arrangements” shall mean (i) any agreement or arrangement that provides for the sale or factoring of the accounts receivable of the Company or any of its Subsidiaries and (ii) any agreement or arrangement with a customer of the Company or any of its Subsidiaries that provides discounts on amounts receivable by the Company or any of its Subsidiaries in exchange for early payment by such customer.

“Fee Letter” shall mean any fee letter entered into in connection with the Debt Commitment Letter.

“Final Sale Property Taxes” the Sale Property Taxes, as evidenced by a certificate of final undisputed and non-appealable determinations by the applicable Governmental Authority.

“Financial Indebtedness” shall have the meaning set forth in the definition of “Indebtedness.”

“Financing Conditions” means, with respect to the Debt Financing, the conditions precedent set forth in Exhibit C of the Debt Commitment Letter.

“Financing Failure Event” shall mean any of the following (a) the commitments with respect to all or any portion of the Debt Financing expiring or being terminated, (b) for any reason, all or any portion of the Debt Financing becoming unavailable on the terms and conditions (including any “market flex” provisions) contemplated in the Debt Commitment Letter, (c) a repudiation, rescission or withdrawal of the Debt Commitment Letter, (d) a default or breach by any party to the Debt Commitment Letter, (e) it becoming reasonably foreseeable that any of the events set forth in clauses (a) through (d) shall occur, or (f) any party to the Debt Commitment Letter or any Affiliate or agent of such Person shall allege that any of the events set forth in the foregoing clauses (a) through (d) has occurred.

“Financing Sources” shall have the meaning set forth in the definition of “Financing Source Related Parties.”

“Financing Source Related Parties” means the Persons that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financings in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto (the “Financing Sources”), together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Foreign Antitrust Laws” shall have the meaning set forth in Section 4.5(b).

“Fraud” means actual fraud with respect to the representations and warranties made in Articles IV or V of this Agreement (as modified by the Disclosure Letters) or in any certifications delivered pursuant to this Agreement, or by the Parent Significant Stockholders or the Company Significant Stockholder in the Voting Agreements, which involves a knowing and intentional material misrepresentation of fact in such representations and warranties by the parties to this Agreement or the Voting Agreements, which misrepresentation was made with the intent of inducing any other party hereto to enter into this Agreement and upon which such other party relied to its detriment (for the avoidance of doubt, excluding any theory of fraud premised upon constructive fraud, negligent misrepresentation or omission, recklessness or negligence).

“Fully Diluted Share Number” means, without duplication, the sum of (a) the total number of Company Ordinary Shares issued and outstanding immediately prior to the Effective Time plus (b) ten percent (10%) of the number of Company Ordinary Shares held by the Initial Holders and any of their respective Affiliates as of the effective date of the CVR Deeds, plus any other shares or securities of the Company received by the Initial Holders following the Closing Date of the CVR Deeds, if received without any additional consideration, plus (c) the total number of Company Ordinary Shares underlying all Company Options outstanding immediately prior to the Effective Time.

“Fully Diluted Share Number Ex Options” means the Fully Diluted Share Number minus the total number of Company Ordinary Shares underlying Company Options held by Non-Participating Optionholders.

“Fundamental Company Representations” shall have the meaning set forth in Section 7.2(a).

“Fundamental Parent Representations” shall have the meaning set forth in Section 7.3(a).

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means, as applicable, (a) the articles of association, certificate of formation or incorporation and the bylaws of a corporation, company or other corporate entity, (b) the partnership agreement and any statement of partnership of a general partnership, (c) the limited partnership agreement and the certificate or articles of limited partnership of a limited partnership, (d) the operating agreement, limited liability company agreement and the certificate or articles of organization or formation of a limited liability company, (e) any charter or similar document adopted or filed in connection with the creation, formation or organization of any other Person, and (f) any amendment to (including any amendment and restatement of) any of the foregoing.

“Governmental Authority” means any United States (federal, state or local) or foreign government, or any political subdivision thereof, or any governmental, regulatory, judicial or administrative authority, agency, board, bureau or commission, including, without limitation, the IIA.

“Government Grants” shall have the meaning set forth in Section 4.19(s).

“Government Official” means (a) any elected or appointed government official, officer, employee or Person acting in an official or public capacity on behalf of a Governmental Authority, (b) any official or employee of a quasi-public or non-governmental international organization, (c) any employee or other Person acting for or on behalf of any entity that is wholly or partially government owned or controlled by a Governmental Authority, (d) any Person exercising legislative, administrative, judicial, executive, or regulatory functions for or pertaining to a Governmental Authority (including any independent regulator), (e) any political party official, officer, employee, or other Person acting for or on behalf of a political party and (f) any candidate for public office.

“Hazardous Substance” means substances defined, listed, classified or regulated as “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants”, “pollutants”, “radioactive materials”, “petroleum”, “petroleum by-product”, or words of similar import under any applicable Law pertaining to the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“ICL” means the Israeli Companies Law, 1999, together with the rules and regulations promulgated thereunder, all as amended from time to time.

“IIA” means the Israeli Innovation Authority.

“Indebtedness” shall mean, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money (including accrued and unpaid “payable in kind (PIK)” interest and accrued and unpaid cash interest that is overdue, but excluding all other unpaid cash interest), (ii) all obligations of such Person evidenced by bonds, debentures or notes (other than any surety bonds, performance bonds, or similar instruments); (iii) all obligations of such Person in respect of letters of credit, surety bonds, performance bonds, or similar instruments, in each case to the extent drawn, and bankers’ acceptances issued for the account of such Person; (iv) all obligations of such Person for the deferred purchase price of property or services (other than trade debt, trade payables and short-term accruals incurred in the Ordinary Course of Business), including any so-called “earn-out” or similar payments (contingent or otherwise) in respect thereof, but excluding expenses of the Company in connection with the previously contemplated initial public offering of the Company; (v) net obligations of such Person under swaps, collars, caps, hedges, derivatives of any kind or similar instruments that will be payable upon termination thereof (assuming they were terminated on the date of determination); (vi) all obligations of such Person in respect of guaranties, in any manner, or similar arrangements of all or any part of any Indebtedness of any other Person; (vii) any Indebtedness of others secured by a Lien on property or assets of such Person, whether or not the Indebtedness secured thereby has been assumed; and (viii) any prepayment and redemption premiums or penalties, unpaid fees or expenses related to any of the foregoing and breakage costs and other costs and expenses related to the payment or prepayment thereof as of the date of determination. Notwithstanding the foregoing, (x) Indebtedness with respect to the Company and the Subsidiaries shall not include any intercompany obligations between or among the Company or any Subsidiary, any Company Expenses or any obligation of the Company or any of its Subsidiaries under the Factoring Arrangements and (y) for purposes of calculating Closing Date Indebtedness, all items of “Indebtedness” shall be measured as of the Lockbox Date, except that the items of “Indebtedness” described in clauses (i), (ii), (v), (vi), (vii) and (viii) (in the case of clauses (vi), (vii) and (viii), as applied with respect to clauses (i), (ii), and (v)) of the foregoing definition (such items, “Financial Indebtedness” and the remaining items (iii), (iv), (vi), (vii) and (viii) (in the case of clauses (vi), (vii) and (viii), as applied with respect to clauses (iii) and (iv)), “Debt-Like Items”) shall be measured as of the Adjustment Time.

“Indemnification Claim Notice” shall have the meaning set forth in Section 9.5(a).

“Indemnified Parties” means the Parent Indemnified Parties or the Company Indemnified Parties, as the case may be, who are entitled or are seeking to assert rights to indemnification pursuant to Article IX.

“Indemnified Taxes” means (a) any Taxes for which the Company or any of its Subsidiaries are liable attributable to any taxable period (or portion thereof) ending on or before the Closing Date; (b) any Taxes for which the Company or any of its Subsidiaries are liable as a result of its participation in a combined, consolidated, affiliated or similar Tax group in any taxable period (or portion thereof) ending on or before the Closing Date); (c) any Transfer Taxes that should have been but were not taken into account as Company Expenses; and (d) any Taxes incurred by the Company or its Subsidiaries in connection with any intercompany loan or other intercompany receivable or payable between or among the Company and its Subsidiaries that was put in place prior to the Closing Date, including for this purpose any Taxes incurred in connection with the repayment, unwinding or other settlement of such intercompany positions (including any associated distribution(s) of repaid amounts to the party originally making such repayment) as a result of any transaction undertaken after the Lockbox Date (other than any Taxes resulting from interest accruing after the Closing Date pursuant to the terms of such loans, payables or receivables). Notwithstanding the foregoing, Indemnified Taxes described in clauses (a) through (c) of this definition shall not include (1) any Taxes of the Company and its Subsidiaries incurred in the ordinary course of business as a result of operations during the period from the Lockbox date until the Closing (excluding, for the avoidance of doubt, any Taxes (i) imposed with respect to taxable periods (or portions thereof) ending prior to the Lockbox Date that result from an audit concluded after the Lockbox Date and prior to the Closing or (ii) resulting from the consummation of the transactions contemplated by this Agreement); (2) any Taxes that are specifically included as current liabilities of the Company and its Subsidiaries in the Company Financial Statements for the period ending on the Lockbox Date (but excluding, for the avoidance of doubt, any deferred Tax liabilities, reserves for uncertain Tax positions or similar items included in such Company Financial Statements for the period ending on the Lockbox Date or (3) any Taxes that result from a breach by Parent of a covenant set forth in Section 6.16(e)(ii).

“Indemnifying Parties” means the party from whom indemnification is sought by the Indemnified Parties.

“Indemnity Escrow Account” shall have the meaning set forth in Section 9.4(a).

“Initial Holders” means ECI Holding (Hungary) Korlátolt Felelősségű Társaság and Plenus.

“Innovation Law” means the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 1984, and all rules, regulations and IIA-issued guidelines, directives and procedures, and any successor or subsequent Law to any of the foregoing.

“Insurance Policies” shall have the meaning set forth in Section 4.24.

“Intellectual Property Rights” means all intellectual property rights, including all U.S. and foreign (i) patents and any continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, domain names, business names and other indicia of origin (iii) copyrights, mask works, and designs, (iv) intellectual property rights in computer programs and software (whether in source code, object code, or other form), (v) trade secrets and intellectual property rights in other proprietary information and (vi) all applications and registrations for the foregoing.

“Intervening Event” means any material event, development or change in circumstances (i) that first becomes known to the Parent Board after the date of this Agreement to the extent any such event, development or change in circumstances was not reasonably foreseeable by the Parent Board as of the date of this Agreement or (ii) the consequences of which were not reasonably foreseeable by the Parent Board as of the date of this Agreement; provided, however, that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (A) the receipt, existence or terms of a Parent Acquisition Proposal or any matter relating thereto or consequence thereof; (B) any change in the price, or change in trading volume, of the Parent Common Stock (provided, however, that the exception contained in this clause (B) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); and (C) meeting or exceeding internal or analysts’ expectations, projections or results of operations (provided, however, that the exception contained in this clause (C) shall not apply to the underlying causes giving rise to or contributing to such circumstances or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); provided that no event, development or change in circumstances that has had or would reasonably be expected to have an adverse effect on the business, assets, liabilities, financial condition or results of operation of the Company or its Subsidiaries shall constitute an “Intervening Event” unless such event, development or change in circumstances has had or would reasonably be expected to have a Company Material Adverse Effect.

“Investor Agreement” means the Investor’s Rights Agreement dated as of March 29, 2018 by and among the Company, ECI Telecom Ltd., Pathfinder Strategic Credit LP, Swarth Group Inc., Plenus Management 2004 Ltd., Plenus Management II 2007 Ltd., and Plenus Mezzanine 2006 Ltd.

“IP Contributors” shall have the meaning set forth in Section 4.16(c).

“IRS” means the Internal Revenue Service.

“ISA Exemption Letter” shall have the meaning set forth in Section 6.27.

“Israeli Company Option” means any Company Options the holder of which is subject to taxation in the State of Israel.

“Israeli Company Options Trustee” means the trustee appointed by the Company from time to time, with respect to Israeli Company Options.

“IT Assets” shall have the meaning set forth in Section 4.17.

“ITA” means the Israeli Tax Authority.

“ITO” means the Israeli Tax Ordinance New Version, together with the rules and regulations promulgated thereunder, all as amended from time to time.

“Key Employee” means any current employee of the Company or any of its Subsidiaries whose annual base salary is $200,000 or more.

“Knowledge” means (i) with respect to the Company, the actual knowledge after due inquiry of the individuals set forth in Section 1.1(i) of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub, the actual knowledge after due inquiry of the individuals set forth in Section 1.1(i) of the Parent Disclosure Letter.

“Labor Contract” shall have the meaning set forth in Section 4.21(a)(xiii).

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Leakage Amount” means without duplication, in each case, to the extent paid or incurred after the Lockbox Date, the sum of any amounts in respect of (i) any dividend or distribution declared, paid or made, any return of capital or other distribution of profits or assets, in each case by or on behalf of the Company to or for the benefit of a holder of Company Shares or CVR Deeds, any Related Party or any immediate family member of such holder or Related Party, (ii) any gifts or payments of any nature made to or for the benefit of a holder of Company Shares or CVR Deeds, any Related Party or any immediate family member of such holder or Related Party, (iii) the transfer of any assets to, or liabilities assumed or incurred for the benefit of, or otherwise paid or satisfied on behalf of, a holder of Company Shares or CVR Deeds, any Related Party or any immediate family member of such holder or Related Party, in each case in excess of the consideration therefor, (iv) the redemption, repurchase or other acquisition of Company Shares, equity interests issued by any Subsidiary or CVR Deeds, (v)(A) any repayment of any Financial Indebtedness, other than (1) repayments as expressly required by the terms of the Financial Indebtedness set forth on Section 1.1(ii), other than the $1.2 million repayment that will become due March of 2020, (2) the repayment of any Financial Indebtedness incurred after the Lockbox Date (it being understood that any interest expense on any such Financial Indebtedness shall constitute a Leakage Amount) and (3) the repayment of any Financial Indebtedness that is refinanced with other Financial Indebtedness, which other Financial Indebtedness is taken into account in the calculation of Closing Date Indebtedness (provided that, if the principal amount of such other Financial Indebtedness is less than the principal amount of such refinanced Financial Indebtedness, the difference shall constitute a Leakage Amount) or (B) or any repayment of Debt-Like Items as expressly required by any Contract governing such Debt-Like Items, (vi) any payment of Company Expenses; (vii) any receivables (or portions thereof) sold (A) after the date hereof under Factoring Arrangements that are not Permitted Factoring Arrangements, or (B) under Factoring Arrangements, whether incurred prior to or after the date hereof, in excess of $65,000,000 of receivables (or portions thereof) that remain outstanding as of the Closing, excluding in each case any receivables (or portions thereof) sold under Factoring Arrangements with Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, (viii) any bonuses or other amounts paid to any employee of the Company or any of its Subsidiaries outside of the Ordinary Course of Business (it being understood that the Company’s bonus practices in the Ordinary Course of Business include the payment of certain ad hoc bonuses which are unrelated to the transactions contemplated by this Agreement, but exclude payment of bonuses pursuant to the Company’s annual bonus cycle), (ix) any management fees and expense reimbursements paid, accrued or owed to the Company Equityholders under the Agreement, dated March 29, 2018, by and between ECI Telecom Ltd. and Global Village Advisory Ltd. regarding the provision of management services, (x) any agreement or arrangement giving effect to the foregoing clauses (i) to (ix), and (xi) the out-of-pocket costs and expenses (including Taxes) incurred by the Company in connection with any of the matters referred to in the foregoing clauses (i) to (ix). Notwithstanding the foregoing, none of the following shall be considered Leakage Amounts: (x) any payments (regardless of form) made to any Related Parties that are directors, officers, employees and agents in their capacities as such in the Ordinary Course of Business as consideration for services rendered or expense reimbursement, (y) any amount paid pursuant to Section 6.18 in settlement of amounts outstanding under the Related Party Agreements set forth on Section 6.18 of the Company Disclosure Letter and (z) the reimbursement of any Related Parties for filing fees payable in connection with obtaining the Antitrust Approvals and CFIUS Approval (it being understood that 50% of any such reimbursement shall constitute Company Expenses).

“Lease-Back Terms” shall have the meaning set forth in Section 6.22.

“Leased Real Property” shall have the meaning set forth in Section 4.22(b).

“Liability” means any liability, obligation, commitment, expense, deficiency, guaranty or endorsement of or by any Person, whether known or unknown, and whether accrued, absolute, contingent, matured or unmatured.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest or other lien of any kind.

“Lockbox Date” means September 30, 2019.

“Loss” or “Losses” shall have the meaning set forth in Section 9.2(c).

“Majority Equityholders” shall have the meaning set forth in Section 10.16(a).

“Marketing Material” means customary bank books, information memoranda and similar information packages regarding the business, operations and financial condition of Parent, the Company and the Surviving Company.

“Material Company Contract” shall have the meaning set forth in Section 4.20(a).

“Material Company Lease” means any Company Lease which has annual rent obligations in excess of $200,000 and has a remaining term (excluding any renewal options), as of the date hereof, in excess of three (3) years.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Notice” shall have the meaning set forth in Section 2.3.

“Merger Proposal” shall have the meaning set forth in Section 6.21(a)(i).

“Merger Sub” shall have the meaning set forth in the Preamble.

“NASDAQ” means The NASDAQ Global Select Market.

“Net Sale Property Proceeds” means an amount equal to the proceeds actually received by the Company at or prior to the Closing in connection with the disposal of the Sale Property (excluding any amounts in respect of any value added Tax) as contemplated by Section 6.22 minus the Estimated Sale Property Taxes. For the avoidance of doubt, Net Sale Property Proceeds shall not include any proceeds that are subject to an escrow or contingent funding arrangement (other than an escrow in respect of Estimated Sale Property Taxes, up to the amount of Estimated Sale Property Taxes), which amounts will only de deemed to constitute Net Sale Property Proceeds when and if they are received by the Company and no longer subject to such escrow or contingent funding mechanics.

“Negotiation Period” shall have the meaning set forth in Section 6.4(e).

“New Debt Commitment Letter” shall have the meaning set forth in Section 6.20(c).

“Notice” shall have the meaning set forth in Section 6.8(d).

“OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control.

“OID” shall have the meaning set forth in Section 5.18.

“Open Source Software” means any software that is generally available to the public under licenses substantially similar to those approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include the GNU General Public License (GPL), the GNU Library or Lesser General Public License (LGPL), the BSD License, the Mozilla Public License and the Apache License; or software that is made available under any other license that requires, as a condition of use, modification, and/or distribution of such software, that other software incorporated into or distributed with such software be (i) disclosed or distributed in source code form, either mandatorily or upon request, (ii) licensed for the purpose of making derivative works, or (iii) distributed at no charge.

“Option Cash Payments” shall have the meaning set forth in Section 3.3(d).

“Option Percentage” means a percentage equal to the quotient of (a) the number of Company Ordinary Shares underlying all Company Options issued and outstanding immediately prior to the Effective Time divided by (b) the Fully Diluted Share Number. For the avoidance of doubt, the sum of the Option Percentage, the Ordinary Shares Percentage and the CVR Percentage shall equal 100%.

“Option Tax Ruling” means a validly issued certificate or ruling from the ITA, in form and substance reasonably acceptable to Parent, confirming that Parent and anyone acting on its behalf (including Direct Parent, Merger Sub and the Paying Agent) shall be exempt from Israeli withholding tax in relation to any payments with respect to Israeli Company Options made pursuant to this Agreement to the Israeli Company Options Trustee or anyone on its behalf.

“Optionholder” means a holder of Company Options.

“Order” means any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“Ordinary Course of Business” means, with respect to a Person, the ordinary course of business of such Person and its Subsidiaries, consistent with past practice.

“Ordinary Per Share Cash Amount” means an amount equal to the quotient of (a) the result of (i) the Estimated Aggregate Cash Consideration, minus (ii) the Aggregate Cash Liquidation Preference, which for the avoidance of doubt may be zero, divided by (b) the Fully Diluted Share Number Ex Options.

“Ordinary Per Share Stock Amount” means a number of shares of Parent Common Stock equal to the quotient of (a) the result of (i) the Aggregate Stock Consideration plus (ii) the Aggregate Exercise

Price minus (iii) the Aggregate Stock Liquidation Preference divided by (b) the Fully Diluted Share Number Ex Options.

“Ordinary Shares Percentage” means a percentage equal to the quotient of (i) the total number of Company Ordinary Shares issued and outstanding immediately prior to the Effective Time divided by (ii) the Fully Diluted Share Number. For the avoidance of doubt, the sum of the Option Percentage, the Ordinary Shares Percentage and the CVR Percentage shall equal 100%.

“Ordinary Shares Share Escrow Release Percentage” means a percentage equal to the quotient of (i) the number of Ordinary Shares outstanding immediately prior to the Effective Time divided by (ii) the Share Escrow Release Fully Diluted Share Number.

“Owned Real Property” shall have the meaning set forth in Section 4.22(a).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Acquisition Proposal” shall have the meaning set forth in Section 6.4(a).

“Parent Board” shall have the meaning set forth in the Recitals.

“Parent Board Recommendation” shall have the meaning set forth in Section 5.3.

“Parent Change of Recommendation” shall have the meaning set forth in Section 6.4(b).

“Parent Common Stock” means the common stock of Parent, par value $0.0001 per share.

“Parent Disclosure Letter” shall have the meaning set forth in Article V.

“Parent Equity Plan” means, collectively, each of the Ribbon Communications Inc. 2019 Incentive Award Plan; the Ribbon Communications Inc. Amended and Restated Incentive Stock Plan; 2008 Stock Incentive Plan; 2012 Amended Performance Technologies, Incorporated Omnibus Incentive Plan; Edgewater Networks, Inc. Amended and Restated 2002 Stock Option Plan, as amended; and Amended and Restated 2000 Employee Stock Purchase Plan.

“Parent Financial Statements” shall have the meaning set forth in Section 5.7(a).

“Parent Indemnified Parties” shall have the meaning set forth in Section 9.2(a).

“Parent Indemnifying Parties” shall have the meaning set forth in Section 9.2(a).

“Parent Material Adverse Effect” means any fact, change, occurrence, event, effect or circumstance which, individually or in the aggregate (i) would reasonably be expected to prevent or materially delay the ability of Parent and its Subsidiaries to consummate the transactions contemplated by this Agreement, or (ii) has had or would reasonably be expected to have a material adverse effect on the business, assets and liabilities (taken together), financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that in the case of clause (ii), in no event will changes, effects or circumstances relating to or resulting from, directly or indirectly, the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining, whether there has been or will be, a Parent Material Adverse Effect: (a) any change, effect or circumstance in any of the industries or markets in which Parent or any of its Subsidiaries operates; (b) any change in any Law or GAAP (or changes in interpretations or enforcement of any Law or GAAP); (c)

changes in general economic, regulatory or political conditions or the financial, credit or securities markets in general in the United States or any other geographic area in which Parent and its Subsidiaries operate (including changes in interest or exchange rates, stock, bond and/or debt prices); (d) any acts of God, natural disasters, earthquakes, hurricanes, terrorism, armed hostilities, war or any escalation or worsening thereof; (e) any failure by Parent or its Subsidiaries to meet estimates, budgets, plans, forecasts or projections of its revenues, earnings or other financial performance or results of operations (but not excluding any change, effect or circumstance giving rise to any such change or failure to the extent not otherwise excluded under this definition); (f) the announcement or consummation of the transactions contemplated by this Agreement or any ancillary agreement pursuant hereto, provided that any effect of consummation of the transactions contemplated by this Agreement shall not affect the representations and warranties set forth in Section 5.6; (g) actions required or expressly contemplated by this Agreement or taken by Parent or any of its Affiliates at the written direction of or with the written consent of the Company or the Shareholder Representative; except, in the case of clauses (a), (b), (c) or (d) to the extent such change, effect or circumstance impacts Parent and its Subsidiaries, taken as whole, in a materially disproportionate manner relative to other companies in the industries and locations in which Parent and its Subsidiaries operate.

“Parent Material Contracts” means those Contracts entered into by and between the Parent, on the one hand, and, on the other hand, (i) the ten (10) largest customers of the Parent and its Subsidiaries based on aggregate net revenue received by Parent and its Subsidiaries for the twelve month period ended December 31, 2018 and (ii) the ten (10) largest suppliers of Parent and its Subsidiaries based on aggregate value of goods and/or services ordered by Parent and its Subsidiaries from such supplier and the aggregate amount for which such supplier invoices Parent and its Subsidiaries, for the twelve month period ended December 31, 2018.

“Parent Option” means each option to purchase shares of Parent Common Stock granted pursuant to any Parent Equity Plan, whether or not vested.

“Parent Permits” shall have the meaning set forth in Section 5.12.

“Parent PSU” means each performance-based restricted stock unit granted pursuant to any Parent Equity Plan.

“Parent RSU” means each time-based restricted stock unit granted pursuant to any Parent Equity Plan.

“Parent R&W Insurance Policy” means an insurance policy with a total policy limit of no less than $50,000,000 issued in favor of Parent with respect to the representations and warranties of the Company set forth in this Agreement.

“Parent SEC Documents” shall have the meaning set forth in Section 5.7(a).

“Parent Significant Stockholders” means the holders of Parent Common Stock set forth in Section 1.1(ii) of the Parent Disclosure Letter.

“Parent Stockholders Meeting” shall have the meaning set forth in Section 6.5(c).

“Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal (except that references in the definition of the “Parent Acquisition Proposal” to 20% shall be replaced by 50%) made after the date of this Agreement by any person other than the Company or its Subsidiaries that is expressly conditioned upon the termination of this Agreement, on terms that the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the Parent considers to be appropriate (including any break-up fees, expense reimbursement provisions and conditions to consummation and timing and likelihood of consummation of such proposal), are more favorable to the holders of Parent Common Stock than the transactions contemplated by this Agreement, taking into account any change to the transaction proposed by the Company (including pursuant to Section 6.4(e)), which the Parent Board determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed by reputable financing sources or reasonably determined to be available by the Parent Board.

“Parent Superior Proposal Notice” shall have the meaning set forth in Section 6.4(e).

“Parent Voting Agreement” shall have the meaning set forth in the Recitals.

“Pathfinder” shall have the meaning set forth in the Recitals.

“Pathfinder Consent” shall have the meaning set forth in the Recitals.

“Pathfinder Preferred” means the Preferred Shares, par value NIS 0.96 each, of ECI Telecom Ltd.

“Pathfinder Preferred Liquidation Preference” means (i) an aggregate of: (A) US $90,850,000 (ninety million eight hundred and fifty thousand U.S. Dollars); plus (B) interest accruing thereon at the rate of 20% per annum, commencing from December 15th, 2019 and ending on the date of the actual receipt by Pathfinder of the full amount of the Pathfinder Preferred Liquidation Preference (which interest shall be compounded on December 31st, 2019 and on the last day of each calendar quarter thereafter, following which such compounded interest shall itself bear interest at the rate provided in this clause (B)); plus (C) the “Gross-Up (as defined in the Pathfinder SPA) or (ii) such other lower amount as may be agreed between the Company and Pathfinder in writing.

“Pathfinder SPA” means the Share Purchase Agreement, dated as of the date hereof, between the Company and Pathfinder providing for the transfer from Pathfinder to the Company of the Pathfinder Preferred.

“Patriot Act” means the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“Paying Agent” shall have the meaning set forth in Section 3.2(a).

“Payment Schedule” means the schedule prepared in good faith by the Company and the Shareholder Representative, and reasonably acceptable to Parent, in accordance with the distribution waterfall set forth in the Governing Documents of the Company and applicable Law, to reflect the allocation and distribution of all amounts payable to the holders of Company Shares, Company Options and CVR Deeds (including in connection with the payments and distributions contemplated by Section 3.1, Section 3.3, Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i) and Section 10.16(b).

“Payoff Amount” shall have the meaning set forth in Section 6.19(c).

“Payoff Letter” shall have the meaning set forth in Section 6.19(c).

“Payor” shall have the meaning set forth in Section 3.13(a).

“Per Share Consideration” means, as applicable, the Ordinary Per Share Cash Amount, the Ordinary Per Share Stock Amount, the Preferred Per Share Cash Amount or the Preferred Per Share Stock Amount.

“Permitted Factoring Arrangements” shall mean (a) the Factoring Agreement, dated as of March 24, 2019, by and between the First International Bank of Israel Ltd. and ECI Telecom Ltd., as amended from time to time, (b) the General Factoring Terms Agreement, dated as of October 29, 2018, by and between Bank Leumi Le-Israel BM and ECI Telecom Ltd., as amended from time to time, or (c) any agreement or arrangement providing for the sale or factoring of the accounts receivable of the Company or any of its Subsidiaries that meets the criteria set forth in Section 1.1(iii) of the Company Disclosure Letter.

“Permitted Liens” means (a) any Lien for Taxes or utilities not yet due or delinquent, or, in the case of Taxes, Liens for Taxes that are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established on the Company Financial Statements in accordance with GAAP, (b) Liens on or relating to real property (including easements, covenants, rights of way, zoning and other land use restrictions and similar restrictions) that (i) are matters of record, (ii) are imposed by any Governmental Authority having jurisdiction thereon or by Law or otherwise or typical for the applicable property type and locality, (iii) would be disclosed by a current, accurate survey or physical inspection of such real property, or (iv) do not materially interfere with the present uses of such real property, (c) construction, mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, including all statutory Liens, arising or incurred in the Ordinary Course of Business, (d) Liens constituting a lease, sublease or occupancy agreement that gives any Person any right to occupy any real property, (e) purchase money Liens or Liens securing rental payments under capital lease arrangements, (f) Liens which are set forth in any permits, licenses, governmental authorizations, registrations or approvals that have been disclosed to Parent prior to the date hereof, (g) non-exclusive licenses to Intellectual Property Rights granted in the Ordinary Course of Business, and (h) Liens identified in Section 1.1(iv) of the Company Disclosure Letter.

“Person” means an individual, a corporation (including non-for-profit corporation), general or limited partnership, limited liability company, unlimited liability company, joint venture, association, Governmental Authority, unincorporated organization, trust or any other entity of any kind or nature.

“Personal Data” means any information relating to an identified or identifiable natural person including a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person or any other piece of information that allows the identification of a natural person or is otherwise considered personally identifiable information or personal information under applicable Laws, including Privacy Laws.

“Plenus” means Plenus Management 2004 Ltd., Plenus Management II 2007 Ltd., and Plenus Mezzanine 2006 Ltd.

“Preferred Available Cash” shall have the meaning set forth in the definition of “Preferred Per Share Cash Amount”

“Preferred Cash Liquidation Preference” means the product of (a) the Preferred Per Share Cash Amount multiplied by (b) the total number of Preferred Shares issued and outstanding immediately prior to the Effective Time.

“Preferred Per Share Cash Amount” means an amount equal to the “Base Preferred A Preference Amount Per Share” and “Supplemental Preferred A Preference Amount Per Share” (as defined in the

Governing Documents of the Company) required to be paid with respect to each Company Preferred Share upon a “Distribution Event” (as defined in the Governing Documents of the Company), as determined in accordance with the terms of the Governing Documents of the Company, provided, however, that in the event that the sum of all Preferred Per Share Cash Amounts payable pursuant to this Agreement exceeds the result of (a) the Estimated Aggregate Cash Consideration minus (b) the Pathfinder Preferred Liquidation Preference (the “Preferred Available Cash”), then the Preferred Per Share Cash Amount shall be equal to the quotient of (x) the Preferred Available Cash divided by (y) the number of Company Preferred Shares issued and outstanding immediately prior to the Closing.

“Preferred Per Share Stock Amount” means an amount equal to the quotient of (a) the result of (i) the “Base Preferred A Preference Amount” and “Supplemental Preferred A Preference Amount” (as defined in the Governing Documents of the Company) required to be paid with respect to each Company Preferred Share upon a “Distribution Event” (as defined in the Governing Documents of the Company), as determined in accordance with the terms of the Governing Documents of the Company, minus (ii) the Preferred Per Share Cash Amount, divided by (b) the Base Value Per Share.

“Privacy Laws” means all applicable Laws governing the collection, use, storage, transfer and dissemination of Personal Data, including without limitation the General Data Protection Regulation (EU 2016/679) (GDPR), the e-Privacy Directive (Directive 2002/58/EC), any national laws which implements the GDPR and the e-Privacy Directive (in each case as amended, consolidated, re-enacted or replaced from time to time), and together with any subordinate or related legislation made under any of the foregoing and all guidance issued by the any supervisory authority or similar body including, the European Data Protection Board (as applicable), the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009, breach notification laws, Social Security number protection laws, and data security laws.

“Privileged Deal” shall have the meaning set forth in Section 6.24(b).

“Proxy Statement” shall have the meaning set forth in Section 4.27.

“R&W Cap” shall have the meaning set forth in Section 9.3(a)(ii).

“Real Estate Put Agreement” shall have the meaning set forth in the Recitals.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Registration Rights Agreement” means the Registration Rights Agreement by and between Parent and the holders of Parent Common Stock as of following the Closing identified therein in the form attached hereto as Exhibit D.

“Regulatory Filing” means any filing or submission made to the requesting Governmental Authority in connection with the Antitrust Approvals or CFIUS Approval.

“Related Party” of a Person means such Person and its shareholders, partners, members, Affiliates, directors, officers, employees, controlling persons and agents.

“Related Party Agreements” shall have the meaning set forth in Section 4.25.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata).

“Remedies Exception” shall have the meaning set forth in Section 4.21(b).

“Representatives” means, with respect to any Person, any Subsidiary of such Person and such Person’s and each of its respective Subsidiaries’ directors (in their capacity as such), officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Required Information” means (a) the unaudited consolidated interim balance sheet of the Company and its Subsidiaries as of the last day of each fiscal quarter ended after September 30, 2019 and at least 60 days prior to the Closing Date, and the related unaudited consolidated interim statements of operations, changes in shareholder’s equity, and cash flows of the Company and its Subsidiaries for the year to date period then-ended and (b) if the Closing Date has not occurred on or prior to May 29, 2020, the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2019, and the related audited consolidated statements of operations, comprehensive income (loss), changes in shareholder’s equity, and cash flows of the Company and its Subsidiaries for the fiscal year then-ended, together with the related notes thereto and independent auditor’s report thereon.

“Required Payment Amount” means the sum of the aggregate cash portions of the Per Share Consideration, the CVR Cash Liquidation Preference, the CVR Cash Additional Consideration and any additional amounts to which the Company Equityholders or CVR Holders may be entitled pursuant to Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i) and Section 10.16(b), the aggregate amount of any repayment or refinancing of debt contemplated by this Agreement (including as contemplated by Section 6.19(c)) and the payment of all fees, costs and expenses to be paid by Parent, Merger Sub or the Surviving Company related to the transactions contemplated by this Agreement.

“Requisite Company Shareholder Approval” shall have the meaning set forth in Section 4.4(c).

“Requisite Parent Stockholder Approval” shall have the meaning set forth in Section 5.5.

“Restraints” shall have the meaning set forth in Section 7.1(f).

“Retention Limit” shall have the meaning set forth in Section 9.3(a)(i).

“Reverse Termination Fee” shall have the meaning set forth in Section 8.2(b).

“Sale Property” shall have the meaning set forth in Section 6.22.

“Sale Property Taxes” mean the Taxes (including for this purpose any production duty or levy) payable by the Company or any of its Subsidiaries or Affiliates (excluding any such Affiliate which is the purchaser of the Sale Property but including, after the Closing, Parent and Parent’s Subsidiaries, in respect of the proceeds from the consummation of the sale of the Sale Property.

“Sale Property Taxes Adjustment Amount” means the sum (which may be positive or negative) of (i)  the Estimated Sale Property Taxes minus (ii) the Final Sale Property Taxes excluding VAT.

“Sanctioned Country” means a country or territory that is the target of comprehensive Sanctions, (at the time of this Agreement being Iran, Cuba, Syria, North Korea, the Crimea region of Ukraine).

“Sanctioned Person” means any Person, at any time, that is the target of Sanctions, including (a) a Person listed in any Sanctions-related list of designated or sanctioned Persons maintained by OFAC or the U.S. Department of State, by the United Nations Security Council, the European Union, or any European Union member state, or the United Kingdom, (b) any Person operating, organized or resident in a Sanctioned Country, or (c) any Person, directly or indirectly, owned or controlled by any such Person or Persons described in (a) or (b).

“Sanctions” means applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by relevant Governmental Authorities, including those administered by the U.S. Government through OFAC or the U.S. Department of State, the European Union or its Member States, Her Majesty’s Treasury of the United Kingdom, or the United Nations Security Council.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 280G” shall have the meaning set forth in Section 6.15.

“Section 280G Vote” shall have the meaning set forth in Section 6.15.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Severance Pay Law” shall have the meaning set forth in Section 4.23(a).

“Share Escrow Release Fully Diluted Share Number” means the sum of (i) the number of Ordinary Shares outstanding immediately prior to the Effective Time plus (ii) 10% of the number of Ordinary Shares of the Company held by the Initial Holders and any of their respective Affiliates as of the effective date of the CVR Deeds, plus any other shares or securities of the Company received by the Initial Holders following the Closing Date of the CVR Deeds, if received without any additional consideration.

“Shared Filing Fees” shall have the meaning set forth in Section 6.8(h).

“Share Issuance” means the issuance by Parent of the Aggregate Stock Consideration.

“Shareholder Allocable Expenses” shall have the meaning set forth in Section 3.12.

“Shareholder Representative” shall have the meaning set forth in the Preamble.

“Stockholders Agreement” means the Stockholders Agreement by and between Parent and the holders of Parent Common Stock as of following the Closing identified therein in the form attached hereto as Exhibit E.

“Straddle Tax Period” means a Tax period that begins on or before the Lockbox Date and ends thereafter.

“Subsidiary” of any Person, means any corporation, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other Subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Surviving Company” shall have the meaning set forth in Section 2.1.

“Tax” means any and all taxes and other charges in the nature of a tax (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority including taxes on or with respect to income, franchises, escheat, unclaimed property, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment or social security; taxes in the nature of excise, withholding, ad valorem, stamp, transfer, license, registration, value added, or gains taxes and customs duties, tariffs, and similar charges. The term “Tax” shall include in each case with respect to the foregoing, any interest, penalty or other addition to such amounts, and shall include any obligation to indemnify or otherwise pay any Tax liability of any other person, whether by operation of law, contract or otherwise.

“Tax Authority” means any Governmental Authority responsible for the imposition, collection or, administration of matters pertaining to Taxes.

“Tax Returns” means returns, reports, filings, elections, declarations or other information or information statements, including any schedule or attachment thereto, with respect to Taxes filed or required to be filed with any Tax Authority.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Third Party” means any Person or group other than Parent, Merger Sub and their respective Affiliates.

“Third Party Claim” shall have the meaning set forth in Section 9.5(d).

“Top Customers” shall have the meaning set forth in Section 4.20.

“Top Suppliers” shall have the meaning set forth in Section 4.20.

“Transaction Agreements” means this Agreement, the Escrow Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Governing Documents of the Company (as amended as contemplated hereby), the Confidentiality Agreement and the Real Estate Put Agreement.

“Transaction Matters” shall have the meaning set forth in Section 8.2(f).

“Transfer Tax” means any transfer, sales, use, stamp, documentary, registration, conveyance, recording, or other similar tax (and any interest, penalty, or addition with respect thereto). For the avoidance of doubt, “Transfer Taxes” shall not include Taxes measured by gross or net income or capital gains.

“Valid Certificate” shall have the meaning set forth in Section 3.13(b).

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

“Withholding Drop Date” shall have the meaning set forth in Section 3.13(c).

ARTICLE II

THE MERGER

Section 2.1                                    The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet)), whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under the name “ECI Telecom Group Ltd.” as the surviving company of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”).

Section 2.2                                    Closing.

(a)                                 The closing of the Merger (the “Closing”) will take place at the offices of Latham & Watkins LLP in New York, New York or remotely by exchange of electronic documents and signatures (a) at 9:00 a.m., New York City time, on the third (3rd) Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions); provided, however, that notwithstanding anything in this Agreement to the contrary, none of Parent, Direct Parent nor Merger Sub shall have any obligation to consummate the Closing prior to the date that is sixty (60) days after the date of this Agreement or (b) at such other time or date as agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b)                                 At the Closing, the Company shall deliver to Parent:

(i)                                     the Escrow Agreement duly executed by the Shareholder Representative;

(ii)                                  each of the Stockholders Agreement and Registration Rights Agreement duly executed by the Company Significant Stockholder;

(iii)                               the Payoff Letter as contemplated by Section 6.19(c);

(iv)                              written resignations of the directors and managers, as applicable, of the Company and each of its Subsidiaries as requested by Parent no later than ten (10) days prior to the Closing Date (provided that if such letters are not obtained prior to the Closing, notwithstanding commercially reasonable efforts of the Company to obtain them, such letters shall be deemed not required in order to satisfy the condition in Section 7.2(b); and

(v)                                 evidence of termination of the Investor Agreement and Related Party Agreements as contemplated by Section 6.18.

(c)                                  At the Closing, Parent shall deliver to the Company:

(i)                                     the Escrow Agreement duly executed by the Escrow Agent and Parent; and

(ii)                                  each of the Stockholders Agreement and Registration Rights Agreement duly executed by Parent and the Parent Significant Stockholders.

Section 2.3                                    Effective Time. Concurrently with the Closing, the Company and Merger Sub (i) shall cause a notice (the “Merger Notice”) to be filed with the Companies Registrar, informing the Companies Registrar that all conditions to the Merger under the ICL have been met and requesting that the Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”), and (ii) shall make all other filings or recordings required under the ICL (if any). The date and time of the issuance of the Certificate of Merger by the Companies Registrar is referred to in this Agreement as the “Effective Time.”

Section 2.4                                    Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the ICL, this Agreement and the Certificate of Merger. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Company shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, Liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, Liabilities, debts and duties of the Surviving Company.

Section 2.5                                    Articles of Association of the Surviving Company. Subject to Section 6.10, at the Effective Time, (a) the articles of association of the Surviving Company shall be amended and restated in their entirety to read the same as the articles of association of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Company shall be “ECI Telecom Group Ltd.” and as so amended shall be the articles of association of the Surviving Company (the “Charter”), until thereafter amended as provided therein or in accordance with applicable Law.

Section 2.6                                    Board of Directors. Subject to applicable Law, immediately following the Effective Time, the members of the board of directors of Merger Sub immediately prior to the Effective Time shall be installed as the members of the board of directors of the Surviving Company, each to hold office in accordance with the Charter until his or her respective successor shall have been duly elected, designated or qualified, or until his or her earlier death, incapacitation, retirement, resignation or removal in accordance with the Charter.

Section 2.7                                    Officers. The officers of the Company (other than such officers who Parent and the Company mutually determine shall not remain officers of the Surviving Company) immediately prior to the Effective Time shall be the officers of the Surviving Company from and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law or their earlier death, incapacitation, retirement, resignation or removal in accordance with the Charter.

ARTICLE III

EFFECT OF THE MERGER ON SHARE CAPITAL; EXCHANGE OF CERTIFICATES

Section 3.1                                    Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a)                                 Cancellation of Excluded Shares. Each Company Share held by (i) the Company or any Subsidiary of the Company, or (ii) Parent, Merger Sub or any other Affiliate of Parent that is directly or indirectly wholly-owned by the ultimate parent of Parent (each of such Company Shares described in sub-clauses (i) and (ii), an “Excluded Share” and collectively, the “Excluded Shares”), in each case, immediately prior to the Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b)                                 Conversion of Company Special Shares. Each Company Special Share issued and outstanding immediately prior to the Effective Time (excluding Excluded Shares canceled pursuant to Section 3.1(a)) shall be converted into Company Ordinary Shares and transferred to Direct Parent no consideration.

(c)                                  Conversion of Company Preferred Shares. Each Company Preferred Share issued and outstanding immediately prior to the Effective Time (excluding Excluded Shares canceled pursuant to Section 3.1(a)) shall be converted into the right to receive:

(i)                                     in cash the Preferred Per Share Cash Amount; and

(ii)                                  an aggregate number of duly authorized, validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Preferred Per Share Stock Amount.

(d)                                 Conversion of Company Ordinary Shares. Each Company Ordinary Share issued and outstanding immediately prior to the Effective Time (excluding Excluded Shares canceled pursuant to Section 3.1(a)) shall be converted into the right to receive:

(i)                                     subject to Section 9.4, an aggregate number of duly authorized, validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Ordinary Per Share Stock Amount; and

(ii)                                  in cash the Ordinary Per Share Cash Amount, if any, plus any additional amounts to which the holder thereof shall be entitled in respect of such share pursuant to Section 3.7(e), Section 3.7(f) ,Section 3.7(h), Section 3.7(i) and Section 10.16(b).

Each Company Share to be converted as provided in this Section 3.1 shall, by virtue of the Merger and without any action on the part of the holder thereof, be automatically canceled and shall cease to exist, and the holder of a physical or electronic certificate which immediately prior to the Effective Time represented such Company Shares (“Certificates”) shall cease to have any rights with respect to such Company Shares other than the right to receive for each such Company Share held by such holder the Per Share Consideration and any additional amounts to which the holder thereof may be entitled in respect of such share pursuant to Section 3.7(e), Section 3.7(f) ,Section 3.7(h), Section 3.7(i) and Section 10.16(b) (subject, in the case of any holder of a physical Certificate, to the surrender of such physical Certificate (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent in accordance with Section 3.2(c)(i)).

(e)                                  Merger Sub. (i) Each ordinary share, par value NIS 0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid ordinary share, par value NIS 0.01 per share, of the Surviving Company and constitute the only outstanding share capital of the Surviving Company; (ii) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, the Company shall continue as the Surviving Company, and the entire issued and outstanding share capital of the Surviving Company shall be held, beneficially and of record, by the Direct Parent; (iii) all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (iv) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (v) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 3.2                                    Exchange of Certificates.

(a)                                 Paying Agent; Exchange Fund. At the Effective Time, Parent shall issue, transfer or lend (or cause one of its Subsidiaries to issue or lend) to Direct Parent, and Direct Parent shall deposit with one or more paying agents or sub-paying agents selected by Parent in consultation with the Company (collectively, the “Paying Agent”), for the benefit of the holders of Company Shares issued and outstanding immediately prior to the Effective Time (excluding Excluded Shares canceled pursuant to Section 3.1(a)), the holders of Company Options entitled to Company Option Payments pursuant to Section 3.3, to Pathfinder pursuant to Section 3.16 and the CVR Holders entitled to the CVR Closing Payments pursuant to Section 3.11: (i) sufficient immediately available cash funds to make all payments of the Preferred Per Share Cash Amount and Ordinary Per Share Cash Amount as required pursuant to Section 3.1, the CVR Cash Liquidation Preference and the CVR Cash Additional Consideration as required pursuant to Section 3.11 and the Pathfinder Preferred Liquidation Preference as required pursuant to Section 3.16, and (iii) evidence of the Parent Common Stock in book-entry form representing the Aggregate Stock Consideration minus the Escrow Stock Amount (such cash and Parent Common Stock as deposited with the Paying Agent, together with any dividends or other distributions with respect thereto, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1, Section 3.3, Section 3.11 and Section 3.16 (collectively, the “Closing Payments”), Parent shall promptly deposit, or cause to be deposited, additional funds or evidence of Parent Common Stock, as applicable, with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Shares, Optionholders and CVR Holders entitled to Closing Payments pursuant to Section 3.1, Section 3.3 and Section 3.11 and (ii) applied promptly to making the payments pursuant to Section 3.1, Section 3.3 and Section 3.11 and Section 3.16. The Exchange Fund shall not be used for any purpose other than to fund payments of Closing Payments pursuant to Section 3.1, Section 3.3, Section 3.11 and Section 3.16.

(b)                                 Letter of Transmittal. Prior to the Effective Time and in any event not later than the fifth (5th) Business Day prior to the Effective Time, the Surviving Company shall cause the Paying Agent to mail (and to make available for collection by hand) to each holder of record of one or more physical Certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Shares (i) a letter of transmittal in the form attached hereto as Exhibit G, which shall specify that delivery shall be effected, and risk of loss and title to such Certificates, as applicable, shall pass only upon proper delivery of such Certificates (or an affidavit of loss in lieu thereof) to the Paying Agent and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Per Share Consideration for each such Company Share represented by such Certificates.

(c)                                  Surrender Procedures.

(i)                                     Physical Certificates. Upon the surrender of a physical Certificate (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor and Parent shall cause the Paying Agent to pay in exchange therefor as promptly as practicable, the Per Share Consideration (plus any additional amounts to which the holder thereof shall be entitled pursuant to Section 3.7(e), Section 3.7(f) ,Section 3.7(h), Section 3.7(i) and Section 10.16(b)) for each such Company Share represented by such Certificate, and such Certificates surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, payment of the appropriate Per Share Consideration (plus any additional amounts to which the holder thereof shall be entitled pursuant to Section 3.7(e), Section 3.7(f), Section

3.7(h), Section 3.7(i) and Section 10.16(b) may be made to a Person other than the Person in whose name such Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) and the Person requesting such payment shall pay, or cause to be paid, any Transfer Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each physical Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Consideration for each Company Share theretofore represented by such Certificate (plus any additional amounts to which the holder thereof shall be entitled in respect of such share pursuant to Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i) and Section 10.16(b). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii)                                  Electronic Certificates. Notwithstanding anything to the contrary contained in this Agreement, any holder of an electronic Certificate shall not be required to deliver such Certificate or an executed letter of transmittal to the Paying Agent to receive the Per Share Consideration (or any additional amounts to which the holder thereof may be entitled pursuant to Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i) and Section 10.16(b) for each such Company Share represented by such electronic Certificate that such holder is entitled to receive. In lieu thereof, each holder of record of one or more electronic Certificates shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as practicable after the Effective Time (and, in any event, on the Closing Date), in respect of each such electronic Certificate, the Per Share Consideration (plus any additional amounts to which the holder thereof may be entitled pursuant to Section 3.7(e), Section 3.7(f) and Section 10.16(b) for each such Company Share represented by such Certificate.

(d)                                 Termination of Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by the applicable former holders of Company Shares one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Parent or the Surviving Company for payment of their claims for Per Share Consideration (and any additional amounts to which such holder may be entitled pursuant to Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i)and Section 10.16(b).

(e)                                  No Liability. None of Parent, Merger Sub, the Company, the Surviving Company or the Paying Agent shall be liable to any Person in respect of any cash or Parent Common Stock held in the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any physical Certificate (or affidavit of loss in lieu thereof) shall not have been surrendered prior to the date on which any Per Share Consideration in respect thereof (or any additional amounts to which the holder thereof may be entitled pursuant to Section 3.7(e), Section 3.7(f) ,Section 3.7(h), Section 3.7(i) and Section 10.16(b) would otherwise escheat to or become the property of any Governmental Authority, any Per Share Consideration (or other such amounts) in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Company, and any holder of such Certificate who has not theretofore complied with this Article III with respect thereto shall thereafter look only to the Surviving Company for payment of its claim for Per Share Consideration (or other such amounts) in respect thereof (if any).

(f)                                   Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Company; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Shares in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days and guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to the Surviving Company or Parent, as directed by Parent.

(g)                                  Book-Entry Shares. Unless required by applicable law, all shares of Parent Common Stock included in the Aggregate Stock Consideration shall be issued in book-entry form. At the Effective Time (or, in the case of shares of Parent Common Stock issuable to holders of certificated Company Shares, if later, upon the surrender of such physical certificates in accordance with Section 3.2(c)(i)), Parent and the Paying Agent shall cause the shares of Parent Common Stock included in the Aggregate Stock Consideration to be registered in the name of the Company Equityholder or CVR Holder entitled thereto on the books of Parent’s transfer agent.

Section 3.3                                    Equity Awards.

(a)                                 Company Options. As of the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested (and whether or not subject to a right of repurchase), shall be canceled without any action on the part of the holder of such Company Option in consideration for the right to receive (i) the Company Option Payment plus (ii) any additional amounts to which the holder thereof shall be entitled in respect of such Company Option pursuant to Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i) and Section 10.16(b), less any required withholding Taxes (provided that such amounts shall in no event be paid more than five years following the Closing Date). For purposes of this Agreement, “Company Option Payment” means, with respect to any Company Option, (i) an aggregate number of duly authorized, validly issued, fully paid and non-assessable shares of Parent Common Stock equal to (A) the product of the Ordinary Per Share Stock Amount multiplied by the number of Company Ordinary Shares subject to such Company Option minus (B) the quotient of (1) the exercise price payable per Company Share issuable under such Company Option multiplied by the number of Company Ordinary Shares subject to such Company Option divided by (2) the Base Value Per Share, and (ii) a cash payment equal to (A) the number of Company Shares subject to such Company Option multiplied by (B) the Ordinary Per Share Cash Amount, if any.

(b)                                 Manner of Making Payment. Upon the issuance of the Certificate of Merger by the Companies Registrar, Parent shall deposit, or cause to be deposited with the Surviving Company sufficient immediately available cash funds to make all Company Option Payments as required pursuant to this Section 3.3 (other than Parent Common Stock), and shall cause the Surviving Company to make such payments to the applicable Company Equityholders on the next payroll payment date following the Closing (but in no event more than fifteen (15) days after the Closing Date). Notwithstanding the foregoing, all payments of Parent Common Stock in respect of Company Option Payments shall be made by the Paying Agent pursuant to Section 3.2.

(c)                                  Notwithstanding anything to the contrary in this Agreement, any Company Option Payment payable in respect of Israeli Company Options shall be transferred by the Paying Agent to the Israeli Company Options Trustee, to be held by the Israeli Company Options Trustee for the benefit of the holders of Israeli Company Options and to be released by the Israeli Company Options Trustee to such holders in accordance with the requirements of the ITO or, if obtained, the Option Tax Ruling.

(d)                                 Notwithstanding anything to the contrary in this Agreement, if the distribution of shares of Parent Company Stock comprising the Company Option Payment to any Optionholder would violate the applicable Law, result in material adverse Tax consequences or additional material Tax or other material Liability for Parent or any of its Subsidiaries or any Optionholder or

otherwise create a significant administrative burden for Parent or any of its Subsidiaries (including, without limitation, any regulatory or other filing with any Governmental Authority), as determined in good faith by Parent based on advice of counsel in the applicable jurisdiction and after consultation with the Company, such Optionholder shall not be entitled to receive any shares of Parent Company Stock (each, a “Non-Participating Optionholder”) and, in lieu thereof, each Company Option held by such Optionholder shall be converted into the right to receive an additional amount of cash equal to the product of (i) the number of shares of Parent Company Stock that, but for this Section 3.3(d) would comprise the Company Option Payment to be made to such Optionholder multiplied by (ii) the Base Value Per Share (the “Option Cash Payments”).

Section 3.4                                    Lost Certificates. If any physical Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such affidavit of such lost, stolen or destroyed physical Certificate the Per Share Consideration to which the holder thereof is entitled pursuant to this Article III (plus any additional amounts to which the holder thereof shall be entitled in respect of such Certificate pursuant to Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i) and Section 10.16(b)).

Section 3.5                                    No Fractional Shares. No fractional shares of Parent Common Stock shall be issued hereunder, and the number of shares of Parent Common Stock that each Company Equityholder and CVR Holder is entitled to receive under this Agreement shall be rounded to the nearest whole number.

Section 3.6                                    Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid with respect to Parent Common Stock that is not able to be distributed by the Paying Agent promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to escheat, Tax or other applicable Law, following the distribution of any such previously undistributed shares of Parent Common Stock, there shall be paid to the record holder of such share of Parent Common Stock, without interest, (i) at the time of such distribution, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such distribution and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

Section 3.7                                    Adjustment.

(a)                                 Estimated Aggregate Cash Consideration. Not later than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent (i) an estimate of the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Adjustment Time, prepared in accordance with GAAP, consistently applied, and (ii) a written statement setting forth (A) its good faith estimate of (1) Estimated Aggregate Cash Consideration, (2) Closing Date Leakage Amount (“Estimated Closing Date Leakage Amount”), (3) Closing Date Indebtedness (“Estimated Closing Date Indebtedness”), (4) Closing Date Company Expenses (“Estimated Closing Date Company Expenses”) and (B) the Payment Schedule. The Company shall prepare the foregoing estimates in good faith with reasonable detail and, upon request, shall provide Parent with reasonable access to customary supporting materials used or prepared by the Company in connection with the determination of such estimates. The Company will consider in good faith any reasonable comments by Parent to the estimates provided in accordance with this Section 3.7(a).

(b)                                 As soon as reasonably practicable following the Closing Date, and in any event within seventy-five (75) days thereof, Parent shall prepare and deliver to the Shareholder

Representative (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Adjustment Time (the “Closing Balance Sheet”), (ii) a calculation of the Leakage Amount as of the Adjustment Time (“Closing Date Leakage Amount”), (iii) a calculation of the aggregate amount of all Indebtedness of the Company and its Subsidiaries as of the Lockbox Date or as of the Adjustment Time, as specified in the definition of “Indebtedness” (“Closing Date Indebtedness”) and (iv) a calculation of the aggregate amount of all Company Expenses as of the Adjustment Time (“Closing Date Company Expenses”) (the foregoing clauses (i)-(iv), collectively, the “Closing Date Statement)”. The Closing Balance Sheet shall be prepared in accordance with GAAP, consistently applied. Following Parent’s delivery of the Closing Date Statement, Parent shall provide the Shareholder Representative and its representatives reasonable access to the relevant records, personnel and (subject to the execution of customary work paper access letters, if requested) accountants of the Surviving Company and its Subsidiaries relating to the preparation of the Closing Date Statement and shall cause the relevant knowledgeable personnel of the Surviving Company and its Subsidiaries to reasonably cooperate with the Shareholder Representative in connection with its review of the Closing Date Statement.

(c)                                  If the Shareholder Representative disagrees with the calculation of the Closing Date Leakage Amount, Closing Date Indebtedness and/or Closing Date Company Expenses, it shall notify Parent of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement and its calculation of the Closing Date Leakage Amount, Closing Date Indebtedness and/or Closing Date Company Expenses, as applicable, within thirty (30) days after its receipt of the Closing Date Statement. In the event that the Shareholder Representative does not provide such a notice of disagreement within such thirty (30)-day period, the Shareholder Representative shall be deemed to have accepted the Closing Balance Sheet and the calculation of the Closing Date Leakage Amount, Closing Date Indebtedness and Closing Date Company Expenses delivered by Parent which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Parent and the Shareholder Representative shall use commercially reasonable efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations of the Closing Date Leakage Amount, Closing Date Indebtedness and/or Closing Date Company Expenses. If, at the end of such period, they are unable to resolve such disagreements, then an independent accounting or financial consulting firm of recognized national standing as may be mutually selected and agreed upon by Parent and the Shareholder Representative (the “Auditor”) shall resolve any disagreements that were presented in the Shareholder Representative’s notice of disagreement and remain unresolved. Each of Parent and the Shareholder Representative shall promptly after engagement of the Auditor provide their assertions regarding the Closing Date Leakage Amount, Closing Date Indebtedness, and/or Closing Date Company Expenses, as applicable, and, to the extent relevant thereto, the Closing Balance Sheet in writing to the Auditor and to each other. The Auditor shall be instructed to render its determination with respect to such disagreements as soon as reasonably practicable (which Parent and the Shareholder Representative agree shall not be later than the later of the date that is forty-five (45) days following the date on which the Auditor is retained or the date provided in the Auditor’s engagement letter). The Auditor shall base its determination solely on (i) the written submissions of Parent and the Shareholder Representative and shall not conduct an independent investigation and (ii) the extent (if any) to which the Closing Date Leakage Amount, Closing Date Indebtedness, and/or Closing Date Company Expenses require adjustment (only with respect to the remaining disagreements that were included in the Shareholder Representative’s notice of disagreement and submitted to the Auditor) in order to be determined in accordance with Section 3.7(b) (including the definitions of the defined terms used in Section 3.7(b)). The determination of the Auditor for each item of disagreement submitted to it shall (x) be within the range of values assigned to such item by Parent and the Shareholder Representative in their respective written assertions to the Auditor and (y) be final, conclusive and binding on the parties. The date on which the Closing Date Leakage Amount, Closing Date Indebtedness, and Closing Date Company Expenses are finally determined in accordance with this Section 3.7(c) is hereinafter referred to as the “Determination Date”. All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne between Parent, on the one hand, and the Shareholder Representative, as a Shareholder Allocable Expense, on the other, based on the percentage which the portion of the total contested amounts submitted to the Auditor and not awarded to such party as determined by the Auditor bears to the total amounts contested by the parties and submitted to the Auditor.

(d)                                 If the Adjustment Amount is a positive number, then the Aggregate Cash Consideration shall be increased by the Adjustment Amount and the Adjustment Amount shall be paid in accordance with Section 3.7(e), up to a maximum of the Escrow Cash Amount. If the Adjustment Amount is a negative number, then the Aggregate Cash Consideration shall be decreased by the absolute value of the Adjustment Amount and the Adjustment Amount shall be paid in accordance with Section 3.7(f), up to a maximum of the Escrow Cash Amount.

(e)                                  If the Adjustment Amount is a positive number, then:

(i)                                     Parent shall deliver (or cause to be delivered) within three (3) Business Days following the Determination Date (A) to the Paying Agent (for payment to each applicable holder of Company Ordinary Shares) a cash payment in an amount equal to the product of (1) the Adjustment Amount, up to, a maximum of the Escrow Cash Amount, multiplied by (2) the Ordinary Shares Percentage, (B) to the Surviving Company (for payment to each applicable Optionholder) a cash payment in an amount equal to the product of (1) the Adjustment Amount, up to a maximum of the Escrow Cash Amount, multiplied by (2) the Option Percentage, and (C) to ECI BV (for payment to each CVR Holder) a cash payment in an amount equal to the product of (1) the Adjustment Amount, up to a maximum of the Escrow Cash Amount, multiplied by (2) the CVR Percentage; and

(ii)                                  the Shareholder Representative (on behalf of the Company Equityholders and the CVR Holders) and Parent shall each, within three (3) Business Days following the Determination Date, deliver a joint written instruction directing the Escrow Agent to release (A) to the Paying Agent (for payment to each applicable holder of Company Ordinary Shares) a cash payment in an amount equal to the product of (1) the Price Adjustment Escrow Cash Amount, multiplied by (2) the Ordinary Shares Percentage, (B) to the Surviving Company (for payment to each applicable Optionholder) a cash payment in an amount equal to the product of (1) the Price Adjustment Escrow Cash Amount, multiplied by (2) the Option Percentage, and (C) to ECI BV (for payment to each CVR Holder) a cash payment in an amount equal to the product of (1) the Price Adjustment Escrow Cash Amount, multiplied by (2) the CVR Percentage.

Neither of Parent and Merger Sub shall be liable, and neither the Company Equityholders nor the CVR Holders will look to Parent or Merger Sub, to the extent the Adjustment Amount exceeds the Escrow Cash Amount.

(f)                                   If the Adjustment Amount is a negative number, then the Shareholder Representative (on behalf of the Company Equityholders and the CVR Holders) and Parent shall each, within three (3) Business Days after the Determination Date, direct the Escrow Agent to:

(i)                                     pay to Parent from the Adjustment Escrow Account an aggregate amount equal to the absolute value of the Adjustment Amount, up to a maximum of the Escrow Cash Amount; and

(ii)                                  release (A) to the Paying Agent (for payment to each applicable holder of Company Ordinary Shares) a cash payment in an amount equal to the product of (1) the excess (if any) of the Price Adjustment Escrow Cash Amount over the absolute value of the

Adjustment Amount, multiplied by (2) the Ordinary Shares Percentage, (B) to the Surviving Company (for payment to each applicable Company Equityholder) a cash payment in an amount equal to the product of (1) the excess (if any) of the Price Adjustment Escrow Cash Amount over the absolute value of the Adjustment Amount, multiplied by (2) the Option Percentage, and (C) to ECI BV (for payment to each CVR Holder) a cash payment in an amount equal to the product of (1) the excess (if any) of the Price Adjustment Escrow Cash Amount over the absolute value of the Adjustment Amount, multiplied by (2) the CVR Percentage.

No Company Equityholder or CVR Holder shall be liable, and Parent and Merger Sub will not look to any Company Equityholder or CVR Holder, to the extent the absolute value of the Adjustment Amount exceeds the Escrow Cash Amount.

(g)                                  Upon the determination of the Final Sale Property Taxes (the “Sale Property Taxes Determination Date”), if the Sale Property Taxes Adjustment Amount is a positive number, then the Aggregate Cash Consideration shall be increased by the Sale Property Taxes Adjustment Amount and the Sale Property Taxes Adjustment Amount shall be paid in accordance with Section 3.7(h), up to a maximum of the Sales Property Taxes Escrow Cash Amount. If the Sale Property Taxes Adjustment Amount is a negative number, then the Aggregate Cash Consideration shall be decreased by the absolute value of the Sale Property Taxes Adjustment Amount and the Sale Property Taxes Adjustment Amount shall be paid in accordance with Section 3.7(i), up to a maximum of the Sale Property Taxes Escrow Cash Amount.

(h)                                 If the Sale Property Taxes Adjustment Amount is a positive number, then:

(i)                                     Parent shall deliver (or cause to be delivered) within three (3) Business Days following the Sale Property Taxes Determination Date (A) to the Paying Agent (for payment to each applicable holder of Company Ordinary Shares) a cash payment in an amount equal to the product of (1) the Sale Property Taxes Adjustment Amount, up to a maximum of the Sale Property Taxes Escrow Cash Amount, multiplied by (2) the Ordinary Shares Percentage, (B) to the Surviving Company (for payment to each applicable Optionholder) a cash payment in an amount equal to the product of (1) the Sale Property Taxes Adjustment Amount, up to a maximum of the Sale Property Taxes Escrow Cash Amount, multiplied by (2) the Option Percentage, and (C) to ECI BV (for payment to each CVR Holder) a cash payment in an amount equal to the product of (1) the Sale Property Taxes Adjustment Amount, up to a maximum of the Sale Property Taxes Escrow Cash Amount, multiplied by (2) the CVR Percentage; and

(ii)                                  The Shareholder Representative (on behalf of the Company Equityholders and the CVR Holders) and Parent shall each, within three (3) Business Days following the Determination Date, deliver a joint written instruction directing the Escrow Agent to release (A) to the Paying Agent (for payment to each applicable holder of Company Ordinary Shares) a cash payment in an amount equal to the product of (1) Sale Property Taxes Escrow Cash Amount (or, if less, the amount of funds remaining in the Adjustment Escrow Account after giving effect to any payment pursuant to Section 3.7(f)), multiplied by (2) the Ordinary Shares Percentage, (B) to the Surviving Company (for payment to each applicable Optionholder) a cash payment in an amount equal to the product of (1) the Sale Property Taxes Escrow Cash Amount (or, if less, the amount of funds remaining in the Adjustment Escrow Account after giving effect to any payment pursuant to Section 3.7(f)), multiplied by (2) the Option Percentage, and (C) to ECI BV (for payment to each CVR Holder) a cash payment in an amount equal to the product of (1) the Sale Property Taxes Escrow Cash Amount (or, if less, the amount of funds remaining in the Adjustment Escrow Account after giving effect to any payment pursuant to Section 3.7(f)), multiplied by (2) the CVR Percentage.

Neither of Parent and Merger Sub shall be liable, and neither the Company Equityholders nor the CVR Holders will look to Parent or Merger Sub, to the extent the Sale Property Taxes Adjustment Amount exceeds the Sale Property Taxes Escrow Cash Amount.

(i)                                     If the Sale Property Taxes Adjustment Amount is a negative number, then the Shareholder Representative (on behalf of the Company Equityholders and the CVR Holders) and Parent shall each, within three (3) Business Days after the Sale Property Taxes Determination Date, direct the Escrow Agent to:

(i)                                     pay to Parent from the Adjustment Escrow Account an aggregate amount equal to the absolute value of the Sale Property Taxes Adjustment Amount, up to a maximum of the Sale Property Taxes Escrow Cash Amount (or, if less, the amount of funds remaining in the Adjustment Escrow Account after giving effect to any payment pursuant to Section 3.7(f)); and

(ii)                                  release (A) to the Paying Agent (for payment to each applicable holder of Company Ordinary Shares) a cash payment in an amount equal to the product of (1) the excess (if any) of the Sale Property Taxes Escrow Cash Amount over the absolute value of the Sale Property Taxes Adjustment Amount (or, if less, the amount of funds remaining in the Adjustment Escrow Account after giving effect to the payment pursuant to the preceding clause (i)), multiplied by (2) the Ordinary Shares Percentage, (B) to the Surviving Company (for payment to each applicable Company Equityholder) a cash payment in an amount equal to the product of (1) the excess (if any) of the Sale Property Taxes Escrow Cash Amount over the absolute value of the Sale Property Taxes Adjustment Amount (or, if less, the amount of funds remaining in the Adjustment Escrow Account after giving effect to the payment pursuant to the preceding clause (i)), multiplied by (2) the Option Percentage, and (C) to ECI BV (for payment to each CVR Holder) a cash payment in an amount equal to the product of (1) the excess (if any) of the Sale Property Taxes Escrow Cash Amount over the absolute value of the Sale Property Taxes Adjustment Amount (or, if less, the amount of funds remaining in the Adjustment Escrow Account after giving effect to the payment pursuant to the preceding clause (i)), multiplied by (2) the CVR Percentage.

No Company Equityholder or CVR Holder shall be liable, and Parent and Merger Sub will not look to any Company Equityholder or CVR Holder, to the extent the absolute value of the Sale Property Taxes Adjustment Amount exceeds the Sale Property Taxes Escrow Cash Amount or the funds remaining in the Adjustment Escrow Account after giving effect to any payment pursuant to Section 3.7(f))  .

(j)                                    Any amount that is paid pursuant to this Section 3.7 shall be treated by the parties for Tax purposes as an adjustment of the Aggregate Cash Consideration to the fullest extent permitted by Law.

Section 3.8                                    Adjustment Escrow. At the Effective Time, Parent shall deposit, or shall cause to be deposited, $5,000,000 (the “Escrow Cash Amount”, of which (x) $3,000,000 shall constitute the “Price Adjustment Escrow Cash Amount” and (y) $2,000,000 of which shall constitute the “Sale Property Taxes Escrow Cash Amount”) into an escrow account (the “Adjustment Escrow Account”) established pursuant to the terms of an escrow agreement, to be entered into at Closing among the Shareholder Representative, Parent and CitiBank N.A., as escrow agent (the “Escrow Agent”), substantially in the form attached hereto as Exhibit F (the “Escrow Agreement”), in order to support the payment obligations from escrow (if any) under Section 3.7(f) and Section 3.7(i). Parent and the Surviving Company shall be entitled to conclusively rely upon the method of distribution employed by the Shareholder Representative of any portion of the Escrow Cash Amount, including with respect to whether any individual Company Equityholder or CVR Holder received the appropriate portion of any such distribution, and in no event will Parent, the Surviving Company or any of their Affiliates have any Liability to any person on account of payments or distributions made by the Shareholder Representative.

Section 3.9                                    Company Expenses. On or prior to the Closing Date, the Company shall provide to Parent a written report setting forth a list of the following fees, expenses and payments incurred or payable by the Company or any of its Subsidiaries in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, to the extent such fees, expenses and payments are unpaid as of the Adjustment Time: (a) the fees and disbursements of outside counsel to the Company or any of its Subsidiaries, (b) the fees and expenses of any other agents, advisors, consultants and experts employed by the Company or any of its Subsidiaries, (c) all obligations and liabilities, whether payable immediately or in the future, that are payable to current or former directors, officers, employees or individual independent contractors of the Company or any of its Subsidiaries as a result of, and contingent upon, or are triggered or accelerated by or in connection with, the consummation of the transactions contemplated by this Agreement under any Contract, Company Benefit Plan or otherwise, including all change of control, unit appreciation, phantom unit, retention, stay, incentive, severance and similar obligations payable solely as a result of, and contingent upon, the consummation of the transactions contemplated by this Agreement, including all payments set forth on Section 3.9  of the Company Disclosure Letter (collectively, the “Section 3.9 Payments”) but excluding any payments pursuant to the Company 2014 Equity Plan and any payments or benefits paid or provided as a result of any action taken by, or at the direction of, Parent or any of its Subsidiaries following the Closing (other than the Section 3.9 Payments), and, (d) the employer portion of any payroll or similar Taxes payable in connection with the obligations and liabilities included in clause (c) and 50% of the employer portion of payroll or similar Taxes payable in connection with the Company Option Payments (which Taxes, to the extent not payable in connection with the Closing, shall be calculated based on the deemed disposition of the shares of Parent Common Stock constituting the Company Option Payments as of the Closing Date for a price equal to the Base Value Per Share), (e) Transfer Taxes and associated costs includible as Company Expenses pursuant to Section 10.5, and any expenses or Taxes paid in connection with the matters described in section 6.16(g), (f) one half of all filing fees payable by the parties and their respective Affiliates in connection with obtaining the Antitrust Approvals and CFIUS Approval, (g) all costs payable in connection with obtaining the D&O Insurance and (h) the premium to be paid in connection with the Company R&W Insurance Policy (the items set forth in clauses (a)-(h) collectively, the “Company Expenses”). Upon the issuance of the Certificate of Merger by the Companies Registrar, Parent shall pay (or cause one of its Subsidiaries to pay) to each Third Party designated by the Company, by wire transfer of immediately available funds, the Company Expenses attributable to such Third Party. No amount shall be included on the Closing Balance Sheet with respect to Liabilities for the Company Expenses paid in accordance with this Section 3.9. For the avoidance of doubt, no amounts payable in connection with the repayment of the Indebtedness or in respect of the Company Special Shares shall be included in the Company Expenses.

Section 3.10                             ECI BV Contributions; Indebtedness. Immediately following the Effective Time, subject to Section 6.19(c) and following receipt of the Payoff Letters, (i) the Parent shall cause its Subsidiary, Ribbon Communications Operating Company, Inc. (“RCOCI”) to (A) contribute to ECI BV a portion of the Aggregate Cash Consideration and a portion of the Aggregate Stock Consideration (collectively, the “ECI BV Contribution”), in exchange for shares in ECI BV constituting 99.999% of all issued and outstanding shares of ECI BV, and (B) lend to ECI BV a portion of the Cash Consideration (the “ECI BV Loan”), in an amount which, together with the ECI BV Contribution, is sufficient to pay the amounts as required to be paid pursuant to this Section 3.10 and Section 3.11 hereof, and (ii) Parent shall cause ECI BV to use a portion of the proceeds of the ECI BV Contribution and the ECI BV Loan to repay all amounts necessary to discharge fully the then outstanding balance of all Indebtedness under the Credit Agreement, by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness.

Section 3.11                             Payments to CVR Holders. Subject to Section 9.4, immediately following the Effective Time, Parent shall cause ECI BV to use a portion of the proceeds of the ECI BV Contribution and the ECI BV Loan for payment to the CVR Holders, pro rata in accordance with their respective “CVR Percentages” (as defined in the CVR Deeds), (i) the CVR Cash Liquidation Preference, if any, (ii) the CVR Stock Liquidation Preference (iii) the CVR Cash Additional Consideration and (iv) the CVR Stock Additional Consideration (collectively, the “CVR Closing Payments”). Each CVR Deed shall be cancelled without any action on the part of the holder of such CVR Deed in consideration for (x) the receipt of CVR Closing Payments plus (ii) the right to receive any additional amounts to which the holder thereof shall be entitled in respect of such CVR Deed pursuant to Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i), Section 9.4(c) and Section 10.16(b).

Section 3.12                             Shareholder Allocable Expenses. Upon the issuance of the Certificate of Merger by the Companies Registrar, Parent shall deliver, or cause to be delivered, to the Shareholder Representative (on behalf of the Company Equityholders), by wire transfer of immediately available funds to the account(s) designated by the Shareholder Representative, $250,000, or such other amount as the Shareholder Representative may designate in writing to the Company and Parent at least three (3) Business Days prior to the Closing (the applicable amount, the “Shareholder Allocable Expenses”), to satisfy potential future obligations of the Shareholder Representative and/or of the Company Equityholders to the Shareholder Representative, including expenses of the Shareholder Representative arising from the defense or enforcement of claims pursuant to Section 3.7 and Section 10.16.

Section 3.13                             Withholdings.

(a)                                 Parent, the Surviving Company, ECI BV, the Israeli Company Options Trustee or the Paying Agent (and, in each case, any of their Affiliates and Representatives) (each, a “Payor”) shall be entitled to deduct or withhold from any amounts payable in connection with the transactions contemplated by this Agreement (including, for the avoidance of doubt, any amounts deliverable in respect of the Aggregate Stock Consideration) such amounts as Parent or any other Payor shall reasonably determine are required to be deducted and withheld with respect to the making of such payment under the ITO or any other provision of applicable Tax Law; provided, that any Payor intending to so withhold shall use good faith efforts to provide reasonable advance notice to the Shareholder Representative and to provide reasonable cooperation to the Shareholder Representative’s attempt to reduce or eliminate any such deductions or withholding. To the extent that amounts are required by law to be withheld or deducted and are paid over to the appropriate Tax Authority by Payor, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Payor.

(b)                                 Subject to Section 3.13(c), if a Company Equityholder other than a holder of Israeli Company Options provides the applicable Payor, no later than five (5) Business Days prior to the Withholding Drop Date of such payment with a valid certificate, ruling or any other written instructions regarding Tax withholding issued by the ITA in form and substance reasonably satisfactory to the Parent, confirming exemption from, or reduced, withholding of Israeli Tax in respect of a payment (a “Valid Certificate”), then the applicable Payor shall withhold or deduct the applicable amount of Israeli Tax (if any) from such payment in accordance with such Valid Certificate. For the avoidance of doubt, to the extent that the Exchange Fund allocated to any Company Equityholder does not contain sufficient cash to pay any required withholding of Israeli Tax, the Paying Agent shall be entitled to sell Parent Common Stock in the Exchange Fund allocated to such Company Equityholder in order to obtain the required cash amount.

(c)                                  Notwithstanding the foregoing and subject to Section 3.13(e), payments hereunder to be made to Company Equityholders (other than for Israeli Company Options) shall be transferred to the Paying Agent without any withholdings or deductions of Israeli Taxes and retained by the

Paying Agent or an affiliate thereof for future payment to the recipient entitled to payment for a period of one hundred eighty (180) days following the Closing Date or, in each case, such an earlier date requested in writing by such recipient (the “Withholding Drop Date”) during which time no payments shall be made by the Paying Agent to any payment recipient and no amounts for Israeli Taxes shall be withheld from the payments deliverable pursuant to this Agreement, and during which time such Person may seek to obtain a Valid Certificate. If such Person delivers such Valid Certificate to the Paying Agent no later than five (5) business days prior to the Withholding Drop Date, the Paying Agent shall deduct and withhold any Israeli Taxes from the relevant payment in accordance with the provisions of such Valid Certificate and the balance of any such payment owing to such Person at the Closing shall be paid to such Person. If any Person (i) does not provide the Paying Agent with such Valid Certificate by no later than five (5) business days before the Withholding Drop Date or (ii) submits a written request to the Paying Agent to release the payment to be made to such Person at the Closing prior to the Withholding Drop Date and fails to submit a Withholding Certificate for such payment at or before such time, then the amount to be withheld from such Person’s payment shall be calculated according to the applicable withholding rate as reasonably determined by the Parent and in accordance with the applicable Law who shall pay to such Person the balance of the payment due to such Person that is not so withheld. In addition to whatever withholding is required by Law, the Paying Agent or any Payor shall be entitled to withhold (without gross-up) from any cash or Parent Common Stock otherwise payable to the Company Equityholders any Losses that are incurred by any Payor as a result of the delay in payment and withholding contemplated by this Section 3.13(c) (including any incremental interest, penalties, or other amounts that are required to be remitted to a Governmental Authority as a result of the delay in remitting any withholding Taxes), and such amounts shall be remitted to the applicable Payor.

(d)                                 Any withholding made in NIS with respect to payments made hereunder in dollars shall be calculated based on a conversion rate on the date the payment is actually made to any recipient.

(e)                                  It being understood that the parties to this Agreement intend to comply with Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) (the “Circular”) such that the deposit of the consideration funds with the applicable Payor, including pursuant to Section 3.13(c), shall be exempt from Israeli tax withholding by the Parent, the Direct Parent and the Merger Sub, provided, that if prior to the Closing Date the Paying Agent does not undertake to comply with Section 6.24 of the Circular with respect to Israeli Tax, the Shareholder Representative shall provide the Parent with a Valid Certificate with respect to the deposit of the consideration funds with the applicable Payor. If any such Valid Certificate is not provided by the Shareholder Representative prior to the Closing Date, then the deposit of the consideration with the applicable Payor will be subject to deduction or withholding of Israeli Taxes in accordance with Section 3.13(a).

(f)                                   Notwithstanding anything to the contrary herein, any payments to be made to a holder of Israeli Company Options will be transferred by the applicable Payor to the Israeli Company Options Trustee, such transfer shall be made without any withholdings or deductions of Israeli to the extent that the Shareholder Representative provides Parent with the Option Tax Ruling prior to the Closing Date, and shall be subject to deduction and withholding of Israeli Tax by the Israeli Company Options Trustee in accordance with the ITO and the Option Tax Ruling. If the Option Tax Ruling is not provided by the Shareholder Representative prior to the Closing Date, then the deposit of the consideration with the Israeli Company Option Trustee will be subject to deduction or withholding of Israeli Taxes in accordance Section 3.13(a).

Section 3.14                             Transfers; No Further Ownership Rights. At the Effective Time, the share transfer books of the Company shall be closed, and there shall be no registration of transfers on the share transfer books of the Company or the Surviving Company of Company Shares that were outstanding immediately prior to the Effective Time. If physical Certificates are presented to the Surviving Company or Parent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Per Share Consideration, as provided for in Section 3.1(b), for each Company Share formerly represented by such Certificates.

Section 3.15                             Payment Schedule. The Shareholder Representative shall confirm the Payment Schedule prior to any payment pursuant to this Agreement. Any determination of the Payment Schedule by the Shareholder Representative shall be final and binding on all Company Equityholders (other than Pathfinder). None of Parent, Merger Sub or their respective Affiliates or the Paying Agent shall be responsible for, and the Shareholder Representative (on behalf of all of the Company Equityholders) hereby releases Parent, Merger Sub and their respective Affiliates from any and all damages or losses arising out of or in connection with, the allocation of any payments by the Shareholder Representative as set forth in the Payment Schedule, including any claim by a Company Equityholder in relation to payments made by any Person in accordance with the Payment Schedule. Section 3.15 of the Company Disclosure Letter sets forth an illustrative example of the Payment Schedule, prepared in accordance with the Governing Documents of the Company and applicable Law to reflect the allocation and distribution of all amounts payable to the holders of Company Shares, Optionholders and CVR Holders. Notwithstanding anything to the contrary in this Agreement, in no event shall the Closing Payments payable by Parent pursuant to the Payment Schedule exceed the Estimated Aggregate Cash Consideration and the Aggregate Stock Consideration minus the Escrow Stock Amount.

Section 3.16                             ECI Loan; Pathfinder Preferred.  At the Effective Time, (i) the Parent shall cause RCOCI to lend to the Company a portion of the Cash Consideration (the “ECI Loan”) in the amount sufficient to make the payments pursuant to this Section 3.16 and (ii) the Company shall use the proceeds of the ECI Loan to pay to Pathfinder an amount equal to the Pathfinder Preferred Liquidation Preference in consideration for the transfer from Pathfinder to the Company, as of the Effective Time, of all of the shares of the Pathfinder Preferred outstanding as of the Closing pursuant to the Pathfinder SPA.  The amounts payable to Pathfinder pursuant to this Section 3.16 may be paid by the Company through the Paying Agent as part of the Exchange Fund.

Section 3.17                             ECI BV Redemption.  Immediately following the consummation of the transactions set forth in Section 3.16, Parent shall cause ECI BV to redeem, for no consideration, all of the shares of ECI BV held by ECI Telecom LTD. at such time.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company Disclosure Letter, the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date as follows:

Section 4.1                                    Organization. Each of the Company and its Subsidiaries is (i) a corporation or other legal entity duly organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate or similar entity power and authority to conduct its business as it is now being conducted and to own and use the properties owned and used by it and (ii) duly qualified or licensed as a foreign entity to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary; except where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the Governing Documents of the Company and its Subsidiaries, in each case, as in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries incorporated under the Laws of the State of Israel is an “infringing company” under Section 362A(a) of the ICL, nor has it received any notice or warning regarding the intention of any governmental or regulatory authority or agency to declare it as such.

Section 4.2                                    Capitalization.

(a)                                 The authorized share capital of the Company is NIS 2,000,000, consisting of 189,999,990 Company Ordinary Shares, 10,000,000 Company Preferred Shares and 10 Company Special Shares. As of the date hereof, there are (i) 42,337,655 Company Ordinary Shares issued and outstanding, (ii) 10,000,000 Company Preferred Shares issued and outstanding, (iii) 10 Company Special Shares issued and outstanding, and (iv) 2,268,000 Company Ordinary Shares reserved for issuance under the Company 2014 Equity Plan. As of the date hereof, there were 2,440,000 Company Ordinary Shares reserved for issuance with respect to outstanding Company Options and 172,000 Company Ordinary Shares reserved for issuance under the Company 2014 Equity Plan (other than under outstanding Company Options). Except as set forth above, as of the date hereof, no share capital of, or other equity interests in, the Company, or options, warrants or other rights to acquire any such share capital or other equity interests were outstanding or reserved for issuance. All outstanding share capital of the Company are, and all shares that may be issued pursuant to the Company 2014 Equity Plan and the option agreements governing such grants (if any) will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, are free and clear of all Liens (other than Liens under the Company’s Governing Documents and transfer restrictions under applicable securities Laws) and have not been issued in violation of any preemptive rights. Section 4.2(a) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) each holder of Company Ordinary Shares, Company Preferred Shares, Company Special Shares and Company Options, and (ii) with respect to each Company Option, the number of Company Ordinary Shares issuable upon the exercise of such Company Option, the exercise price of such Company Option, the date of grant of each such Company Option, and whether such holder of such Company Option is subject to taxation in the State of Israel.

(b)                                 Except (i) as set forth in Section 4.2(a), (ii) as contemplated in the Governing Documents of the Company, (iii) as contemplated in the Investor Agreement, and (iv) as permitted under Section 6.1, there are no outstanding subscriptions, options, warrants, call rights, preemptive rights, phantom equity, other Contracts convertible securities or other similar rights, agreements or commitments to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver or sell additional share capital of, or other equity interests in, or securities convertible into, or exchangeable or exercisable for, share capital of, or other equity interests in, the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call rights, preemptive rights or other Contracts.

(c)                                  Except for the Investor Agreement, and the Company’s Governing Documents, the Company is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, issuance, transfer or other disposition of the Company Shares or any security of the Company or its Subsidiaries. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity securities of any Subsidiary of the Company and no Subsidiary of the Company has redeemed any equity securities since January 1, 2016.

Section 4.3                                    Subsidiaries. Section 4.3 of the Company Disclosure Letter lists the Subsidiaries of the Company and the Company’s equity ownership thereof. Other than equity interests in the Subsidiaries of the Company set forth in Section 4.3 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns any shares of capital stock of, or other equity interests in, any

Person, or options, warrants, call rights, preemptive rights, other Contracts or other rights to acquire any such capital stock or other equity interests. Except as contemplated in the Governing Documents of the Subsidiaries of the Company, there are no outstanding subscriptions, options, warrants, call rights, preemptive rights or other Contracts, convertible securities or other similar rights, agreements or commitments to which a Subsidiary of the Company is a party or by which such Subsidiary is bound obligating such Subsidiary to issue, deliver or sell additional shares of capital stock of, or other equity interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity interests in, such Subsidiary or obligating such Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call rights, preemptive rights or other Contracts. All outstanding shares of capital stock or other equity interests (as applicable) of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, are free and clear of all Liens (other than Liens under the Company’s Governing Documents and transfer restrictions under applicable securities Laws) and have not been issued in violation of any preemptive rights.

Section 4.4                                    Authorization.

(a)                                 The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Company Shareholder Approval and the filing and recordation of appropriate merger documents as required by the ICL, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Merger (other than with respect to the consummation of the Merger, the receipt of the Requisite Company Shareholder Approval and the filing with the Companies Registrar of the Merger Proposal and the Merger Notice and all such other notices or filings required by the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

(b)                                 At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of the ICL and the Company’s Governing Documents, the Company Board has unanimously, subject to the terms and conditions of this Agreement, (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of the Company and the holders of Company Shares, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) resolved to recommend to the holders of Company Shares the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement, which resolutions have not been rescinded, modified or withdrawn in any way.

(c)                                  The affirmative votes of the holders of a majority of each class of the Company Shares voting to approve this Agreement and the transactions contemplated hereby (the “Requisite Company Shareholder Approval”) are the only votes of the holders of any Company Shares necessary (under applicable Law or otherwise) to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.5                                    No Conflict; Required Consents; Pathfinder.

(a)                                 None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the performance by the Company of its obligations hereunder will (i) conflict with or violate the Governing Documents of the Company, (ii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Section 4.5(b) have been obtained or made and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound or affected or (iii) result in any breach of, or constitute a material default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, upon any of the properties or assets of the Company pursuant to, any Contract to which the Company is a party or by which any property or asset of the Company is bound, except in the case of clauses (ii) and (iii) as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)                                 None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s performance of its obligations hereunder will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (i) approvals pursuant to the requirements of the HSR Act and any competition, merger control, antitrust, foreign investment or similar applicable Law of any jurisdiction outside of the United States and set forth in Section 4.5(b) of the Company Disclosure Letter (“Foreign Antitrust Laws” and, together with the HSR Act, “Antitrust Laws”), (ii) the CFIUS Approval, (iii) the filing of the Merger Proposal and the Merger Notice with the Companies Registrar and all such other notices or filings required by the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iv) such other consents, approvals, authorizations or permits, filings or notifications that are required solely as a result of the identity or operations of Parent and its Affiliates, and (v) such other consents, approvals, authorizations or permits, filings or notifications, the failure of which to have, make or obtain, as applicable, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c)                                  The representations and warranties of the Company and any of its Subsidiaries set forth in the Pathfinder SPA are true and correct in all material respects.

Section 4.6                                    Permits and Licenses. The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company and its Subsidiaries to carry on their respective businesses as they are now being conducted (the “Company Permits”) in all material respects. None of the Company or its Subsidiaries is not, and since January 1, 2016, has not been in default or violation of any Company Permit in any material respect. Since January 1, 2016, none of the Company or its Subsidiaries have received any notification or communication from any Governmental Authority asserting that the Company or any of its subsidiaries is in default or violation of any Company Permit in any material respect.

Section 4.7                                    Compliance with Laws. The Company and its Subsidiaries are, and since January 1, 2016, have been, in compliance in all material respects with, and have not received written notice of any material default or violation of, all material Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. None of the Company or any of its Subsidiaries is (i) in violation in any material respect of any Order, or (ii) subject to any Order (other than Orders of general applicability).

Section 4.8                                    Compliance with Anti-Corruption Laws.

(a)                                 To the Knowledge of the Company, the Company, its Subsidiaries, and their respective directors, officers, employees and third parties acting on their behalf, are, and during the past three (3) years have been, in compliance with all applicable Anti-Corruption Laws, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. During the past three (3) years, no payments of money or anything of value have been offered, promised, or paid by the Company, whether directly or, to the Knowledge of the Company, indirectly by any of its directors, officers, or, to the Knowledge of the Company, its employees, or agents, to any Government Official: (a) to influence any official act or decision of any Government Official; (b) to induce the Government Official to do or omit to do any act in violation of a lawful duty; (c) to secure any improper business advantage; or (d) to obtain or retain business for, or otherwise direct business to, the Company or any of its Affiliates, in each case, in violation of applicable Anti-Corruption Laws and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)                                 During the past three (3) years, neither the Company, nor any Subsidiary of the Company, has made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any non-compliance with any applicable Anti-Corruption Law. During the past three (3) years, none of the Company, any Subsidiary of the Company, or, to the Knowledge of the Company, any director, officer, employee or third party representative thereof, has received any notice from any Governmental Authority for any actual or potential non-compliance with applicable Anti-Corruption Laws.

(c)                                  The Company has in place policies and procedures for reporting, investigating, and remediating suspected or known violations of applicable Anti-Corruption Laws.

Section 4.9                                    U.S. Export Controls Laws; Sanctions; Anti-Money Laundering Laws

(a)                                 The Company, its Subsidiaries, and their respective directors, officers, and to the Knowledge of the Company, their employees, and third parties acting on their behalf (including agents, subcontractors, or other third-party intermediaries) are, and during the past five (5) years have been, in compliance with all applicable Anti-Money Laundering Laws, Export Controls Laws, and Sanctions, in each case except for failures to comply or violations that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)                                 During the past five (5) years, the Company has not been the subject of or otherwise involved in any investigation, inquiry, or enforcement proceeding by, or received any written communication from, a Governmental Authority, in each case regarding non-compliance with Anti-Money Laundering Laws, Export Controls Laws, or Sanctions, and the Company has not conducted any internal investigations or filed any voluntary disclosures with a Governmental Authority regarding possible violations of Anti-Money Laundering Laws, Export Controls Laws, or Sanctions.

(c)                                  During the past five (5) years, neither the Company, any of its Subsidiaries, nor any of their respective officers, directors, and to the Knowledge of the Company, their employees or third parties acting on their behalf, has engaged in direct or indirect dealings or transactions in violation of applicable Sanctions with Sanctioned Persons or in a Sanctioned Country, and neither the Company nor its Subsidiaries, nor any of their respective officers, directors, and to the Knowledge of the Company, their employees or third parties acting on their behalf is currently engaged in any such activities, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d)                                 During the past five (5) years, the Company has maintained and enforced policies and procedures reasonably designed to ensure compliance by the Company, and its respective directors, officers, employees, and third parties acting on their behalf, with applicable Anti-Money Laundering Laws, Export Control Laws, and Sanctions.

(e)                                  During the past five (5) years, neither the Company, nor its Subsidiaries, nor any of their respective officers, directors, and to the Knowledge of the Company, their employees, or third parties acting on their behalf, has been a Sanctioned Person or has been subject to debarment or any list-based designations under the Export Controls Laws.

(f)                                   During the past five (5) years, the Company and each of its Subsidiaries has conducted its import and export transactions in accordance in all material respects with applicable provisions of Israeli trade Laws of the countries where it conducts business. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries (to the extent applicable) have obtained all export licenses and other approvals required for their exports of products, software and technologies from Israel or any other country from which the Company or any of its Subsidiaries exports products, software or technologies, and (ii) to the Knowledge of the Company, the Company and each of its Subsidiaries are in compliance in all material respects with the terms of such applicable export licenses or other approvals,  there are no facts or circumstances that would reasonably be expected to result in any material liability to the Company or its Subsidiaries for violation of any export controls or import restrictions.

(g)                                  The business of the Company and its Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any of its Subsidiaries to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other Israeli legislation regulating the development, commercialization or export of technology.

Section 4.10                             Financial Statements.

(a)                                 The Company Financial Statements fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended in conformity with GAAP, applied on a consistent basis during the periods involved and fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries as of their respective date and the consolidated results of operations and stockholders’ equity, or cash flows, as the case may be of the Company and its Subsidiaries for the period covered thereby, subject, in the case of Company Financial Statements that are unaudited, to the absence of footnote disclosure and to normal end-of-period adjustments.

(b)                                 A true, correct, and complete (i) list of all of the Company’s Indebtedness (including for purposes of this Section 4.10(b), all cash interest whether or not overdue) and (ii) balance of any receivables (or portions thereof) sold under Factoring Arrangements, in each case as of October 31,

2019 are listed on Section 4.10 of the Company Disclosure Letter. For each item of Indebtedness, Section 4.10 of the Company Disclosure Letter correctly sets forth the debtor, the Contract governing the Indebtedness, the principal amount of the Indebtedness and any assets or properties securing such Indebtedness. Neither the Company nor any Subsidiary of the Company has any material liability in respect of a guarantee of any Indebtedness or other liability of any other Person (other than a Subsidiary of the Company).

(c)                                  Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, all of the accounts receivable of the Company and its Subsidiaries reflected in the Company Financial Statements are obligations arising from sales made or services performed in the normal course of business, after deducting the reserve for doubtful accounts in accordance with GAAP and, to the Knowledge of the Company, are valid and enforceable claims and are subject to no contest, claim, defense, counterclaim, setoffs or rights of return likely to interfere with the full and timely collection of any of such outstanding accounts receivable other than credits granted in the Ordinary Course of Business for errors in invoicing, pricing or similar matters. None of the Company or its Subsidiaries has any accounts receivable or loans receivable from any Person which it is affiliated with or any of the directors, officers, employees, stockholders or Affiliates of the Company and its Subsidiaries (other than accounts receivable or loans receivable from the Company or its Subsidiaries).

(d)                                 Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, all accounts payable and notes payable of the Company and its Subsidiaries reflected in the Company Financial Statements arose in bona fide arm’s length transactions in the Ordinary Course of Business.

(e)                                  Each of the Company and its Subsidiaries has established and maintains policies and procedures regarding financial reporting that are sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, except where the failure to establish and maintain such policies and procedures would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f)                                   The illustrative Payment Schedule set forth in Section 3.15 of the Company Disclosure Letter has been prepared in accordance with the Governing Documents of the Company and accurately reflects the allocation of the Aggregate Stock Consideration and Aggregate Cash Consideration in accordance with the Governing Documents of the Company, the CVR Deeds and applicable Law. When delivered pursuant to Section 3.7(a), the Payment Schedule will be prepared in accordance with the Governing Documents of the Company and will accurately reflect the allocation of the Aggregate Stock Consideration and Aggregate Cash Consideration in accordance with the Governing Documents of the Company, the CVR Deeds and applicable Law.

Section 4.11                             Absence of Certain Changes. Except as contemplated or permitted under this Agreement or the other Transaction Agreements, from the Balance Sheet Date to the date hereof there has not been any change, effect or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect and (a) the Company and its Subsidiaries have conducted their businesses in the Ordinary Course of Business consistent with past practice and (b) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a violation of Sections 6.1(a) (only with respect to material Subsidiaries of the Company), (b), (c) (except for clause (iv) therein), (e)(ii), (f) through (h), (i) (other than any receivables subject to Factoring Arrangements), (m), (o) through (r).

Section 4.12                             Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company Financial Statements, (b) for Liabilities or obligations incurred in the Ordinary Course of Business since the Balance Sheet Date, (c) for Liabilities or obligations incurred in connection with the transactions contemplated by this Agreement or the other Transaction Agreements, (d) liabilities under an executory portion of a Contract that have not yet been performed, and (e) Liabilities or obligations that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has any material Liabilities or obligations of any nature.

Section 4.13                             Litigation.

(a)                                 There is no material Action pending, or, to the Company’s Knowledge, threatened against the Company, any of its Subsidiaries or their respective assets. To the Knowledge of the Company, none of the Company, any of its Subsidiaries or any property or asset of the Company or any such Subsidiary is subject to any continuing investigation by any Governmental Authority.

(b)                                 Since January 1, 2016, there have been no Actions that have resulted in liability of or payments by any of the Company or its Subsidiaries in excess of $250,000 individually. There exists no Action which prohibits, restricts or seeks to enjoin the transactions contemplated by this Agreement. To the Knowledge of the Company, none of the Company or its Subsidiaries has current plans to initiate any material Actions against another Person.

(c)                                  To the Knowledge of the Company, no officer or director of any of the Company or its Subsidiaries is, or since January 1, 2016 has been, convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

Section 4.14                             Environmental Matters.

(a)                                 (i) The Company and its Subsidiaries are, and since January 1, 2014, have been, in compliance in all material respects with all material and applicable Environmental, Health, and Safety Requirements, which compliance includes obtaining and maintaining all Environmental Permits, and compliance with the terms and conditions thereof and (ii) there is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b)                                 Since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written notice, report or other written information regarding any actual or alleged material violation of Environmental, Health, and Safety Requirements, any Release of or exposure to Hazardous Substance, or any material liabilities, including any investigatory, remedial or corrective obligations, relating to the Company or any of its Subsidiaries or their respective facilities arising under Environmental, Health, and Safety Requirements, and to the Knowledge of the Company, there are no facts or conditions which, in the Company’s judgment, are reasonably likely to give rise thereto.

(c)                                  Since January 1, 2014, there has been no Release of any Hazardous Substance by the Company or any of its subsidiaries, or onto, beneath or from any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any property at which the Company or any of its Subsidiaries disposed of or arranged for the disposal of any Hazardous Substance, that could reasonably be expected to result in a material remedial or corrective action obligation or liability of the Company or any of its Subsidiaries under Environmental, Health, and Safety Requirements.

(d)                                 The Company has made available copies of all written environmental sampling results, written environmental audits or inspections, and other written environmental reports, in each case that have been prepared since January 1, 2016, that are in the possession of the Company and that relate to Environmental, Health and Safety Requirements.

Section 4.15                             Employee Benefit Plans.

(a)                                 Section 4.15(a) of the Company Disclosure Letter contains a true and complete list of each material Company Benefit Plan, separated by the country in which such Company Benefit Plan applies. The Company has made available to Parent, with respect to each such Company Benefit Plan, correct and complete copies of the following documents: (i) all plan documents, amendments, trust agreements and funding arrangements, including any insurance Contracts under which benefits are provided or through which benefits are funded, as currently in effect; (ii) the annual and periodic accountings of plan assets for the past three (3) years; (iii) the most recent IRS notification, opinion or determination letter relating to any Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code; (iv)  the annual reports filed on Form 5500 or 5500C/R, as applicable, for the most recent three (3) plan years for which such form is currently required; (v) the results of non-discrimination testing and evidence of corrections for the most recently completed year; (vi) all non-routine correspondence with any Governmental Authority in the past three (3) years; (vii) the current summary plan description and all summaries of material modification, if any is required by ERISA to be prepared and distributed to participants (or otherwise is distributed to participants without such requirement); and (viii) any non-U.S. materials that are comparable to those described in this Section 4.15(a).

(b)                                 Each Company Benefit Plan has been in all material respects operated and administered in accordance with its terms and applicable Law (including, to the extent applicable, ERISA and the Code) and has in all material respects been timely modified or amended to reflect any requirements of applicable Law. The Company and its Subsidiaries are, and have at all times been, in compliance in all material respects with the applicable requirements of the Consolidated Omnibus Budget Reconciliation Act or any other similar applicable Law (“COBRA”), Section 5000 of the Code, the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (“PPACA”). No excise Tax or penalty under PPACA, including Sections 4980D and 4980H of the Code, or any similar material Taxes under any similar Laws, is outstanding, has accrued, or has arisen with respect to any Company Benefit Plan.

(c)                                  None of the Company or its Subsidiaries or any of their ERISA Affiliates has, in the past six (6) years, sponsored, maintained, contributed to (or been required to contribute to) or otherwise had any Liability with respect to (i) any plan subject to Title IV of ERISA or Section 412 of the Code (including any “multiemployer plan” within the meaning of Section 3(37) of ERISA), (ii) any “multiple employer plan” (within the meaning of Section 413 of the Code), (iii) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (iv) any “voluntary employee benefit association” (within the meaning of Section 501(a)(9) of the Code). Neither the Company nor any Subsidiary is or has in the last six years been the employer, or “connected with” or an “associate of” (as those terms in quotation marks are used in the Pensions Act 2004 of the United Kingdom) the employer of a United Kingdom defined benefit pension plan.

(d)                                 Except as would not reasonably be expected to result in material Liability to the Company or any of its Subsidiaries taken as a whole, (i) no nonexempt “prohibited transactions” as such term is defined in Section 406 of ERISA or Section 4975 of the Code have occurred with respect to any Company Benefit Plan and (ii) none of the Company or its Subsidiaries nor any fiduciary of any Company Benefit Plan has (or in the past three (3) years has had) any Tax liability under Section 4975 of the Code. No Company Benefit Plan, nor any trust which serves as a funding medium for any such Company Benefit Plan, is currently (or in the past three (3) years has been) under examination by the IRS, the United

States Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority.

(e)                                  Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and (i) has received a favorable determination or opinion letter from the IRS as to its qualification under the Code and, to the Knowledge of the Company, nothing has occurred since the date of such determination that could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan or any related trust, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter.

(f)                                   Each of the Company and its Subsidiaries has made or properly accrued all material payments and contributions to all Company Benefit Plans on a timely basis as required by the terms of each such Company Benefit Plan (and any insurance Contract funding such plan) and any applicable Law.

(g)                                  None of the Company and its Subsidiaries provides or has any obligation to provide or any Liability with respect to any post-retirement medical benefits, post-retirement death benefits or other post-retirement health or welfare benefits or similar plan, program, policy or arrangement, except to the extent of the continuation coverage rules as provided under COBRA at the sole expense of the participant or beneficiary of the participant or as otherwise may be required by applicable Law.

(h)                                 With respect to the Company Benefit Plans, no material Actions (other than routine claims for benefits in the Ordinary Course of Business), whether or not voluntary, are, or in the past three (3) years have been, pending or, to the Knowledge of the Company, threatened, and no facts or circumstances exist that could reasonably be expected to give rise to any such Actions.

(i)                                     Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions contemplated hereby (whether alone or in connection with any subsequent event(s) or circumstance(s), including a termination of employment), will, directly or indirectly, (i) entitle any current or former director, officer, employee or individual independent contractor of the Company and its Subsidiaries to severance pay, a change of control payment or any other payment or benefit under any Company Benefit Plan, (ii) accelerate the time of payment, funding or vesting, or increase the amount of any compensation or benefit (including funding of compensation or benefits through a grantor trust or otherwise) due to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries under any Company Benefit Plan, (iii) result in any breach under, or limit the rights of the Company or its Subsidiaries, the Surviving Company, Parent or any of their respective Affiliates to amend, modify or terminate any Company Benefit Plan, or (iv) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(j)                                    Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan (as defined in Section 409A(d)(1) of the Code) has been operated and maintained, in form and operation, in material compliance with Section 409A of the Code and applicable guidance of the Department of Treasury and Internal Revenue Service.  No amount under any Company Benefit Plan is subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(k)                                 None of the Company or its Subsidiaries has any obligation to gross up or indemnify any Person with respect to any Tax, interest or penalty incurred by such Person, including under Section 409A or Section 4999 of the Code.

(l)                                     None of the Company Options have been exercised, and no Company Options will be exercised at any time prior to the Effective Time. The “ECI Telecom Ltd. 2008 Share Incentive Plan” has terminated in accordance with its terms and no options or other rights issued thereunder remain outstanding.

Section 4.16                             Intellectual Property.

(a)                                 Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) issued patents and patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) domain name registrations, in each case, owned by, filed or held in the name of the Company or any of its Subsidiaries (the “Company Registered IP”). Each item of Company Registered IP is in effect and subsisting. No Action is pending or, to the Company’s Knowledge, is threatened, challenging the validity, enforceability, registration, ownership or use of any Company Registered IP. Since January 1, 2016, except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, the conduct of the business of the Company and its Subsidiaries, as conducted since January 1, 2016 and as currently conducted does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property Rights of any other Person. None of the Company or any of its Subsidiaries has received, since January 1, 2016, any written complaint or notice alleging any infringement, misappropriation, dilution or other violation by the Company or any of its Subsidiaries of any Intellectual Property Rights of any other Person that has not been settled or otherwise resolved and that could reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole. To the Company’s Knowledge, no Person has, since January 1, 2016, infringed, misappropriated, diluted or otherwise violated any Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(b)                                 The Company and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of all trade secrets material to its business. To the Company’s knowledge, since January 1, 2016, there has been no unauthorized disclosure of any such trade secrets.

(c)                                  All of the past and present employees or other service providers of the Company or any of its Subsidiaries who were or are engaged in the conception, invention, discovery, development, programming, design, or reduction to practice of any material Intellectual Property Rights of the Company or any of its Subsidiaries since January 1, 2014 (“IP Contributors”) have entered into written agreements with the Company or the Subsidiary, as applicable, (i) duly assigning to the Company or the Subsidiary, as applicable, all rights, title and interests in any Intellectual Property Rights conceived, invented, discovered, developed, programmed, designed, or reduced to practice (either alone or jointly with others) for the Company or the Subsidiary during and as a result of their employment by or engagement with the Company or the Subsidiary, and (ii) duly waiving all non-assignable rights (including moral rights) and rights to receive royalties or compensation in connection therewith, except where the failure to enter into such written agreements would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, all amounts due and payable to all IP Contributors in consideration for such assignments and waivers have been paid in full.

(d)                                 (i) No material funding or grants from, or facilities of, any university, college, or other academic or educational institution or research center, or any Governmental Authority, was used by the Company or any of its Subsidiaries in the development of any material Intellectual Property Rights owned by the Company or any of its Subsidiaries or any material Company Products (collectively, “Company Technology”), and (ii) except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries, as applicable, have made all required payments to the IIA in connection with funding provided by the IIA to Company or any of its Subsidiaries, including with respect to all Company Products. To the Company’s Knowledge, no past or present IP Contributor is performing or has performed material services for, or otherwise is or was under material restrictions resulting from his or her relations (in any capacity) with, any third party (including those specified in sub-clause (i) above) during the time such IP Contributor was involved in, or contributed to, the conception, invention, discovery, development, programming, design, or reduction to practice of any material Intellectual Property Rights for the Company or any of its Subsidiaries in a manner that may give any such third party any rights in such Intellectual Property Rights, except as would not reasonably be expected to result in material Liability to the Company or any of its Subsidiaries taken as a whole.

(e)                                  Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries (i) uses or incorporates any Open Source Software in any of their material proprietary software applications in a manner that would obligate the Company or its Subsidiaries to disclose or distribute any of the Company’s or any Subsidiary’s material proprietary software in source code form or license or otherwise make available any of the Company’s or its Subsidiary’s material proprietary software on a royalty-free basis, (ii) has disclosed or agreed to disclose any of their material proprietary source code to any Person, other than pursuant to obligations to maintain the confidentiality of such source code, and (iii) has escrowed or agreed to escrow any of their material proprietary source code.

(f)                                   Neither the Company nor any of its Subsidiaries has received from any third party (including any former or current employee) any written claim for consideration, compensation or royalty payments pursuant to Section 134 to the Israeli Patent Law, 1967 or any claims for “moral rights” (as defined in the Israeli Copyright Law, 2007) in connection with any material Intellectual Property Rights owned by the Company or any of its Subsidiaries.

Section 4.17                             Information Technology. All of the computers, computer software, hardware, servers, workstations, routers, hubs, switches, data communications lines, firmware, networks and all other information technology equipment owned or controlled by the Company and its Subsidiaries (collectively, “IT Assets”) operate and perform in all material respects as currently required by the Company and its Subsidiaries to conduct their businesses, and have not malfunctioned or failed since January 1, 2016, except for such malfunctions or failures that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have in place reasonable measures to protect the confidentiality, integrity and security of the IT Assets and all information stored or contained therein or transmitted thereby against unauthorized use, access, interruption, modification or corruption, and commercially reasonable data backup, data storage system redundancy and disaster avoidance and recovery procedures. Since January 1, 2016, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, there has been no security breach or other unauthorized access to the IT Assets that has resulted in the unauthorized use, disclosure, modification, encryption, loss, or destruction of any material information or data contained or stored therein.

Section 4.18                             Data Privacy. The Company and its Subsidiaries are, and since January 1, 2017 have been, in compliance in all material respects with (a) all Privacy Laws, (b) all Contracts (or portions thereof) to which the Company or any of its Subsidiaries is a party that relates to the protection of Personal Data, and (c) all of the Company’s and its Subsidiaries internal and external privacy and security policies applicable to Personal Data. Since January 1, 2015, neither the Company nor any of its Subsidiaries (a) has been the subject of any Action in which any violation or breach of any of the foregoing Laws, Contracts, or policies has been alleged, (b) has been the subject of any other Action or other internal or external investigations regarding their collection, use, storage, transfer or dissemination of Personal Data, or (c) to the Company’s Knowledge, has suffered any material security breach or other similar incident that has triggered any notification requirements under any Privacy Laws or other security breach disclosure Laws.

Section 4.19                             Taxes.

(a)                                 All income and other material Tax Returns required by applicable Law to be filed with any Tax Authority by, or on behalf of, the Company or any of its Subsidiaries have been duly filed when due (including extensions) in accordance with all applicable Laws, and all such Tax Returns are true, complete and accurate in all material respects; to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received a claim in writing by a Governmental Authority in a jurisdiction where the Company or one of its Subsidiaries does not file a Tax Return that such entity is or may be subject to taxation in respect of Taxes that would be covered by such Tax Return.

(b)                                 The Company Financial Statements include adequate accruals in accordance with GAAP for unpaid Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income). Since the Lockbox Date, neither the Company nor its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business.

(c)                                  The Company and each of its Subsidiaries has duly and timely paid all material Taxes required to be paid by or with respect to it, has duly and timely withheld and remitted to the appropriate Tax Authority all material Taxes required by applicable Law to be withheld and remitted by it, and has collected and timely remitted all material sales, use or similar Taxes required to be collected and remitted by it.

(d)                                 There are no material Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens.

(e)                                  There is no Action pending or threatened in writing against the Company or any of its Subsidiaries in respect of any material Tax, and no material deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority.

(f)                                   Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to any material Tax Return beyond the date hereof or agreed to any extension of time beyond the date hereof with respect to any material Tax assessment or deficiency (in each case, other than in connection with ordinary course extensions of time within which to file Tax Returns).

(g)                                  Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company) or any similar group for federal, state, local or non-U.S. Tax purposes, or has become subject to income Tax jurisdiction in any jurisdiction outside its country of organization. The entity classification of ECI BV for U.S. federal income tax purposes, and the date of any election made pursuant to Treasury Regulations Section 301-7703(a) by or with respect to ECI BV is included on section 4.19(g) of the Company Disclosure Letter .

(h)                                 Neither the Company nor any of its Subsidiaries has any Liability for Taxes of any Person (other than Taxes of the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), as a transferee or successor, by Contract or otherwise.

(i)                                     Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” as defined in Treasury Regulation §1.6011-4(b)(2) or any other transaction requiring disclosure under similar provisions of U.S. state, local or non-U.S. Law, or has participated within the past two (2) years in a transaction that was intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code).

(j)                                    As of the Closing Date, neither the Company nor any of its Subsidiaries that is organized in a jurisdiction outside the United States will hold assets with material value that constitute U.S. property within the meaning of Section 956 of the Code (other than the equity of entities that are Subsidiaries of the Company).

(k)                                 Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period ending after the Closing Date as a result of any installment sale or other transaction entered into prior to the Closing, any accounting method change or use of an improper method of accounting prior to the Closing, any agreement with a Tax Authority filed or made prior to the Closing, or any prepaid amount received prior to the Closing.

(l)                                     Neither the Company nor any of its Subsidiaries has made any election pursuant to Section 965(h) of the Code.

(m)                             The prices and terms for the provision of any property or services by or to the Company or any of its Subsidiaries are arm’s length for purposes of the relevant transfer pricing laws, and all related documentation required by such laws has in all material respects been timely prepared or obtained and, if necessary, submitted and retained.

(n)                                 Neither the Company nor any of its Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the ITO or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the ITO or otherwise.

(o)                                 The Company is duly registered for the purposes of Israeli value added tax and has complied in all respects with all requirements concerning value added Taxes (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law, 1975), (ii) has collected and remitted in a timely manner to the ITA all output VAT which it is required to collect and remit under any applicable Law, and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law.

(p)                                 Neither the Company nor any of its Subsidiaries owns any interest in any controlled foreign corporation pursuant to Section 75B of the ITO, or other entity the income of which is required to be included in the income of the Company or any of its Subsidiaries.

(q)                                 Neither the Company nor any of its Subsidiaries participates or engages in, or has ever participated or engaged in, any transaction listed in Section 131(g) of the ITO and the Israeli Income Tax Regulations (Reportable Tax Planning), 2006 promulgated thereunder, other than those reported, or will be reported, by the Company or by any of its Subsidiaries, in the Company’s, or in any of its subsidiaries’, respective Tax Returns. Neither the Company nor any of its Subsidiaries has taken a tax position that is subject to reporting under Section 131E of the ITO , and the Company has never obtained a legal or tax opinion that is subject to reporting under Section 131D of the ITO, other than those reported, or will be reported, by the Company or by any of its Subsidiaries, in the Company’s, or in any of its Subsidiaries’, respective Tax Returns.

(r)                                    No Tax ruling, Tax decision, ruling, or similar agreement issued by the ITA or any other Tax Authority has been requested (whether or not granted), received, entered into, or issued by any Tax Authority with or in respect of the Company or any of its Subsidiaries.

(s)                                   Since January 1, 2014, neither the Company nor any of its Subsidiaries has benefited from “Approved Enterprise”, “Benefitted Enterprise” or “Preferred Enterprise” status under the Israeli Law for Encouragement of Capital Investments, 1959. The Company and each of its Subsidiaries, to the extent applicable (A) has fully complied, at all times it was required to comply, in all material respects, with all of the terms and conditions of the Israeli Law for Encouragement of Capital Investments, 1959, the regulations promulgated thereunder, and the certificates granted to it in accordance therewith, and (B) no ongoing or pending claim or challenge has been made by the ITA with respect to the entitlement to tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959.

(t)                                    The Company and each of its Subsidiaries, to the extent applicable, (A) is in compliance in all material respects with the terms, conditions and requirements of any grant, cash incentives, subsidy, award, from the Government of the State of Israel or any other Governmental Authority or judicial or arbitral body thereof (collectively, “Government Grants”), any outstanding application to receive the same filed by the Company or any of its Subsidiaries, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under the Laws of the State of Israel, and has duly fulfilled in all material respects all the undertakings relating thereto, and (B) has complied in all material respects, at all times it was required to comply, with all of the terms and conditions of, and any and all certificates granted to it under the Innovation Law (including, without limitation, reporting obligations, limitations on the transfer of know-how and/or manufacturing rights outside of the State of Israel, and obligations relating to royalty payments), and any other Law applicable to Government Grants. To the Company’s Knowledge, there is no claim or action that has been initiated by the IIA related to the Company or its Subsidiaries that may lead to the revocation or material modification of any outstanding Government Grant. All information provided by the Company and its Subsidiaries to any Governmental Authority in connection with the receipt of any Government Grant was true and complete in all material respects. No ongoing or pending claim or challenge has been made by any Governmental Authority in writing with respect to the entitlement to Government Grants or the compliance with the terms, conditions, obligations or Laws relating to the Government Grants (including, without limitation, the Innovation Law). Section 4.19(t) of the Company Disclosure Letter contains a true, complete and correct list of all outstanding and pending Government Grants, and sets forth: (1) the aggregate amount of each Government Grant, (2) the aggregate outstanding obligations, if any, of the Company and each of its Subsidiary under each Government Grant with respect to royalties or other payments, (3) any amounts of royalties or other amounts paid to the IIA in connection with Government Grants, and (4) the outstanding balance or unused grant amounts available under the Government Grants (if any) to the Company or any of its Subsidiaries.. The Company has made available to Parent true, complete and correct copies of all material documents in connection with Government Grants. The consummation of the Merger contemplated by this Agreement, in and of itself, will not adversely affect the continued qualification of the Company or any of its Subsidiaries for Government Grants, or the terms or duration thereof, or require any repayment of any previously claimed Government Grant.

(u)                                 Neither the Company nor any of its Subsidiaries has ever been at any time a “real property company” (Igud Mekarkein) as such term is defined in the Israeli Real Property Taxation Law (Capital Gain, Sale and Purchase), 1963.

Section 4.20                             Top Customers; Top Suppliers.

(a)                                 Section 4.20(a) of the Company Disclosure Letter sets forth the twenty (20) largest customers of the Company and its Subsidiaries (the “Top Customers”) based on aggregate net revenue received by the Company and its Subsidiaries for the twelve month period ended June 30, 2019 and, opposite the name of such customer, the amount of revenue attributable to such customers.

(b)                                 Section 4.20(b) of the Company Disclosure Letter sets forth the ten (10) largest suppliers of the Company and its Subsidiaries (the “Top Suppliers”) based on aggregate value of goods and/or services ordered by the Company and its Subsidiaries from such supplier and the aggregate amount for which such supplier invoices the Company and its Subsidiaries, for the most recently completed Company fiscal year.

(c)                                  Except for completions or expirations of Contracts in accordance with their terms, as of the date hereof, no Top Customer or Top Supplier has notified the Company or any of its Subsidiaries that it is stopping, or materially decreasing the rate of, buying or supplying goods or services from or to the Company or its Subsidiaries, as applicable.

Section 4.21                             Material Contracts.

(a)                                 Section 4.21 of the Company Disclosure Letter sets forth a list of each Material Company Contract to which the Company or any of its Subsidiaries is a party as of the date hereof. For purposes of this Agreement, “Material Company Contract” means any Company Contract (excluding, other than for purposes of subsection (xiv), any Company Benefit Plan) that:

(i)                                     Is a Contract (or group of related Contracts) pursuant to which the Company or any of its Subsidiaries is obligated or reasonably expected to make payments, in the calendar year 2020, in excess of $2,000,000;

(ii)                                  Is a Contract (or group of related Contracts) entered into during the 12 month period ending June 30, 2019 for which the Company or any of its Subsidiaries is entitled or reasonably expected to receive payments in excess of $1,000,000 during the calendar year 2020;

(iii)                               Is a Contract with a Top Customer or Top Supplier;

(iv)                              Is a Contract (or group of related Contracts) for capital expenditures or the acquisition or construction of fixed assets involving future payments in fiscal year 2020 in excess of $1,000,000 in the aggregate;

(v)                                 Is a Contract under which the Company or any of its Subsidiaries has advanced or loaned any amount to any of its directors, officers, or employees;

(vi)                              Is a Contract creating or relating to any partnership, joint venture or joint development agreement;

(vii)                           Is a Contract under which the Company or any of its Subsidiaries has any outstanding Indebtedness for borrowed money or has the right or obligation to incur any such Indebtedness, in each case in any amount (or, in the case of any such Indebtedness which is unsecured, is in excess of $1,000,000), or a Contract providing for the creation of any Lien upon any properties or assets of the Company or any of its Subsidiaries;

(viii)                        Provides for any bonds or Contracts of guarantee in which the Company or any of its Subsidiaries acts as a surety or guarantor with respect to any obligation

(fixed or contingent) of another Person (other than the Company or any of its Subsidiaries) in excess of $100,000;

(ix)                              Is a Contract with a Governmental Authority;

(x)                                 Contains non-competition or similar provisions prohibiting or restricting the Company or any of its Subsidiaries or Affiliates (including, after the Effective Time, Parent and its Affiliates) from competing in any business or geographical area;

(xi)                              Is a Contract (or group of related Contracts) (A) that contains a “most favored nation” or “most favored customer” pricing or other similar provision, (B) that contains an exclusive dealing provision or (C) that obligates the Company or any of its Subsidiaries to make a minimum amount of purchases or sales of goods or services during any specified period;

(xii)                           Is a Contract with a broker, sales agent, representative or similar Person engaged in sales or promotional activities on behalf of the Company or any of its Subsidiaries that was paid in excess of $200,000 in 2018 or is reasonably expected to be paid in excess of $200,000 in 2019;

(xiii)                        Is a collective bargaining agreement (or similar Contract) with any labor union, works council, or other labor or employee organization or body covering any current or former employee of any of the Company or its Subsidiaries or to which any of the Company or its Subsidiaries is a party to or otherwise bound (each, a “Labor Contract”);

(xiv)                       Is a Contract (A) for the employment or engagement of any Key Employee or (B) for the employment or engagement of any officer, individual employee or other Person on a full time or consulting basis that is not terminable without payment of severance or penalty (other than the payment of severance or penalty, in each case, as required by applicable Law);

(xv)                          Is a Contract with (A) any current or former (since January 1, 2016) officer or director of the Company or any of its Subsidiaries, or any of their immediate family members, or (B) any “controlling shareholder” (as defined in the ICL) of the Company or any of its Subsidiaries; or

(xvi)                       Is a Contract providing for Government Grants from any Governmental Authority;

(xvii)                    Is an acquisition agreement (1) pursuant to which the Company or any of its Subsidiaries has any continuing “earn-out” or similar contingent payment obligations or other potential or surviving obligations that remain outstanding as of the date hereof (2) for the acquisition or disposition of any business of the Company or its Subsidiaries entered into after January 1, 2014 for an amount in excess of $500,000;

(xviii)                 Is a Material Company Lease;

(xix)                       Is a Contract pursuant to which the Company or any of its Subsidiaries has granted or received a license or other right to use any Intellectual Property Rights (including by virtue of a covenant-not-to-sue) material to the operation of the business of the Company and its Subsidiaries, taken as a whole, other than (A) “shrink-wrap” or “click-wrap” licenses and licenses to “off-the-shelf” software and other uncustomized commercially available software with aggregate annual fees of less than $100,000 per year and (B) contracts granting and receiving licenses in the Ordinary Course of Business;

(xx)                          Is a partnership agreement, joint venture agreement, or similar Contract; or

(xxi)                       Contains any provision that requires the purchase of all of the Company’s or any of its Subsidiary’s requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole.

(b)                                 Except for breaches, violations or defaults which would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is (with or without the lapse of time or the giving of notice, or both) in breach of or default under the terms of any Material Company Contract. To the Knowledge of the Company, no other party to any Material Company Contract is (with or without the lapse of time or the giving of notice, or both) in breach of or default under the terms of any Material Company Contract. Each Material Company Contract is a valid and binding obligation of the Company or the relevant Subsidiary party thereto, as applicable, and is in full force and effect; provided, however, that such enforcement may be subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the foregoing clauses (i) and (ii), collectively, the “Remedies Exception”). The Company has made available to Parent a correct and complete copy of each Material Company Contract (as amended to date) to which the Company is a party as of the date hereof. Except (i) immaterial claims in the Ordinary Course of Business or (ii) as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2017, neither the Company nor any of its Subsidiaries has made, or has had made against it, any claim for damages pursuant to rights of indemnity, set-off, counterclaim or any other action pursuant to, in connection with or arising under any Material Company Contract.

Section 4.22                             Property.

(a)                                 The Company or one of its Subsidiaries has good and marketable title to all real property owned by the Company or any of its Subsidiaries and to all of the buildings, structures and other improvements thereon (the “Owned Real Property”), free and clear of all Liens (other than Permitted Liens). With respect to each Owned Real Property:

(i)                                     neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof;

(ii)                                  other than the Put Right, there are no outstanding options, rights of first refusal or other contractual rights under which any Person has any right to purchase or receive an assignment or transfer of such Owned Real Property or any portion thereof or interest therein; and

(iii)                               there are no pending or threatened appropriation, condemnation eminent domain or like proceedings relating to the Owned Real Property.

(b)                                 The Company or one of its Subsidiaries has a good and valid leasehold interest in each Material Company Lease (the “Leased Real Property”), free and clear of all Liens (other than Permitted Liens). With respect to each Leased Real Property:

(i)                                     with respect to each Material Company Lease, the transactions contemplated by this Agreement do not require the consent of any other party to such Material Company Lease and will not result in a breach of or default under such Lease;

(ii)                                  no notice of default has been received or delivered by the Company or any of its Subsidiaries under any Material Company Lease, and no condition, event or circumstance exists or has occurred that, with notice and/or the passage of time would constitute any such default;

(iii)                               neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and

(iv)                              there are no outstanding options, rights of first refusal or other contractual rights under which any Person has any right to purchase or receive an assignment or transfer of such Leased Real Property or any portion thereof or interest therein.

(c)                                  The Owned Real Property and the Leased Real Property comprise all of the real property used in the business of the Company and its Subsidiaries.

(d)                                 Neither the Company nor any of its Subsidiaries has violated any covenant, condition, restriction, easement, agreement or order affecting any portion of the Real Property, except to the extent that any such violation, individually or in the aggregate, does not or would not reasonably be expected to materially impair the use or occupancy of such Real Property in the operation of the business of the Company and its Subsidiaries.

(e)                                  The Company or one of its Subsidiaries owns or leases all of the material tangible personal property reflected as owned or leased by the Company or any of its Subsidiaries in the Financial Statements or acquired after the Balance Sheet Date, free and clear of all Liens (other than Permitted Liens), except to the extent disposed of in the Ordinary Course of Business since the Balance Sheet Date or otherwise no longer held due to casualty, destruction or scrap.

(f)                                   The representations of the Company and any of its Subsidiaries set forth in the Real Estate Put Option and in the Sale Agreement attached thereto will be true and correct in all material respects as of the date of Closing.

Section 4.23                             Labor Matters.

(a)                                 Except as would not reasonably be expected to result in material Liability to the Company or any of its Subsidiaries, (i) the Company and its Subsidiaries are (and have at all times in the past three (3) years been) in compliance in all respects with all applicable Laws respecting or otherwise relating to labor, employment and employment practices, including provisions thereof relating to the terms and conditions of employment, hiring, termination, fair employment practices, wages, hours of work, occupational safety and health, background checks, testing, meal and rest breaks, equal opportunity, leaves of absence and other time off work, accommodations, fair labor standards, employee and worker classification, discrimination, harassment, retaliation, discipline, termination, workers compensation, collective bargaining, workplace safety, immigration, and the payment of social security and other payroll

Taxes, including the Israeli Advance Notice for Dismissal and Resignation Law, 2001, the Israeli Notification to an Employee (Terms of Employment) Law, 2002, the Israeli Wage Protection Law 1958, the Israeli Prior Notice to the Employee Law, 2002, the Israeli Prevention of Sexual Harassment Law, 1998, the Israeli Hours of Work and Rest Law, 1951, the Israeli Annual Leave Law, 1951, the Israeli Severance Pay Law, 1963 (the “Severance Pay Law”), the Israeli Employment by Human Resource Contractors Law, 1996 and the Israeli Increased Enforcement of Labor Laws, 2012, (ii) the Company and its Subsidiaries have not engaged in any act or practice which would reasonably be expected to constitute an “unfair labor practice” as defined in the National Labor Relations Act or other applicable Laws that would result in Liability to the Company or any of its Subsidiaries, (iii) there is no (and has not in the past three (3) years been any) unfair labor practice charge or complaint against any of the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board or any other Governmental Authority that has not been closed without the imposition of fines, penalties, obligations or other Liability on the Company or any of its Subsidiaries, (iv) to the Knowledge of the Company, there are no current union organizing activities, labor strikes, disputes, walkouts, picketing, slowdowns, stoppages or lockouts pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries, and (v) the Company and its Subsidiaries are not (and have not in the past three (3) years been) party to or bound by any Labor Contract and no employees or other service providers of the Company and its Subsidiaries are represented (or have in the past three (3) years been represented) by any labor union, labor organization or works council with respect to their employment or engagement by any of the Company or its Subsidiaries and, to the Knowledge of the Company, no such agreement or Contract is currently being negotiated or, to the Knowledge of the Company, contemplated.

(b)                                 Section 4.23(b) of the Company Disclosure Letter sets forth a true and complete list of all current employees of the Company and its Subsidiaries, including name, job title, classification as exempt or non-exempt under applicable wage and hour Laws, base salary or hourly rate and/or other wages as applicable, benefits cost, leave accrual balance, immigration/eligibility to work status, principal work location (city, state and country), regular hours per workweek, active or leave status (and expected date of return, if applicable); provided, that such information may be provided on an anonymized basis to the extent required under applicable Law. Except as would not reasonably be expected to result in a material Liability to the Company or any of its Subsidiaries taken as a whole, all employees of the Company or any of its Subsidiaries are (and at all times in the past three (3) years have been) properly classified as exempt or nonexempt under applicable wage and hour Laws. There are, and within the past three (3) years have been, no pending or, to the Knowledge of the Company, threatened Actions concerning the classification of any of the Company and its Subsidiaries’ current or former employees or other wage and hour practices of the Company and its Subsidiaries.

(c)                                  Section 4.23(c) of the Company Disclosure Letter sets forth a true and complete list of all current service providers of the Company and its Subsidiaries who are natural persons engaged on an individual independent contractor or other non-employee basis and with an annual fee in excess of $100,000 (collectively, the “Key Independent Contractors”), including name, job function or description of services, principal work location (city and state), compensation terms, hire date, and term of engagement; provided, that such information may be provided on an anonymized basis to the extent required under applicable Law. No later than 45 days following the date hereof, the Company will provide Parent with a true and complete list, of all current service providers of the Company and its Subsidiaries who are natural persons and who are both (i) engaged on an individual independent contractor or other non-employee basis with an annual fee not exceeding $100,000, and (ii) whose principal duties are material sales and marketing functions for the Company or any of its Subsidiaries (such service providers, together with the Key Independent Contractors, the “Company Independent Contractors”) including, name, job function or description of services, principal work location (city and state), compensation terms, hire date, and term of engagement; provided, that such information may be provided on an anonymized basis to the extend required under applicable Law. Except as would not reasonably be expected to result in a material

Liability to the Company or any of its Subsidiaries, all Company Independent Contractors are (and at all times in the past three (3) years have been) properly classified as such under all applicable Laws. There are, and within the past three (3) years have been, no pending or, to the Knowledge of the Company, threatened Actions concerning the classification of any of the Company or its Subsidiaries’ current or former service providers as independent contractors or other non-employees under any applicable Laws.

(d)                                 The Company and its Subsidiaries are, and have in the past three (3) years been, in material compliance with the Worker Adjustment and Retraining Act of 1988, and any similar state, local or foreign law (collectively, the “WARN Act”) and have no material Liability or other obligations thereunder.

(e)                                  No allegations of sexual or other unlawful harassment or discrimination have been reported or, to the Knowledge of the Company, threatened to be reported in each case, in writing to an officer or an individual in a human resources position in his or her official capacity as an employee in the human resources department at the Company or any of its Subsidiaries, against any current officer or other senior executive of any of the Company or its Subsidiaries or, in the past three (3) years, any former officer or other senior executive of any of the Company or its Subsidiaries.

(f)                                   The Company and its Subsidiaries have withheld, paid and reported all amounts required by the ITO, the Israeli National Insurance Law Consolidated Version, 1995, the Israeli National Health Insurance Law, 1994 or any other Law or by contract to be withheld, paid and reported with respect to compensation, wages, salaries, payments to the Israeli National Insurance Institute, employees’ pension or managers insurance funds, disability insurance, continuing education fund or other similar funds and other payments to employees or service providers of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is required to make payments for overtime hours above the global overtime compensation paid by it.

(g)                                  During the past three (3) years, the Company and its Subsidiaries have not engaged any employees whose employment would require special licenses or permits by the Company or its Subsidiaries, and there are no unwritten Company policies or customs which, by extension, could entitle Israeli employees to any benefits in addition to what they are entitled by applicable Law, agreement or any written policy. The Company and its Subsidiaries have not engaged, and do not currently engage, any contractors or contractors’ employees who, according to Israeli Law, would reasonably be expected to be entitled to the rights of an employee vis-à-vis the Company or its Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory and contractual benefits.

(h)                                 The Company’s and its Israeli Subsidiaries’ obligations to provide statutory severance pay to their Israeli employees pursuant to the Severance Pay Law are fully funded in accordance with Section 14 under the Severance Pay Law or are fully funded in accordance with or reserved for as required by Law, and it is and was implemented properly, from the commencement date of the employee’s employment and on the basis of the employee’s entire pensionable salary or as allowed by Law. Upon the termination of employment of any Israeli employee with Section 14 arrangement in his or her contract or who is otherwise subject to Section 14 as a result of the applicable agreement between the Israeli General Federation of Labor (Histadrut), the Israeli Coordinating Bureau of Economic Organization and the Israeli Industrialists’ Association, the Company and its Subsidiaries will not have to make any payment under the Severance Pay Law except for release of the funds accumulated in accordance with said Section 14 in respect of the portion of the salary covered by Section 14.

(i)                                     The Company and its Israeli Subsidiaries are not required (under any Law, Contract or otherwise) to provide benefits or working conditions beyond the minimum benefits and working conditions required by Law to be provided pursuant to rules and regulations of the Israeli General Federation of Labor (Histadrut), the Israeli Coordinating Bureau of Economic Organization and the Israeli Industrialists’ Association or in accordance with a union agreement. The Company and its Subsidiaries have not and are not subject to, and no employee or consultant of them benefits from, any extension order (tzavei harchave) or any general contract or arrangement with respect to employment or termination of employment, except those extension orders that apply to all Israeli companies generally.

(j)                                    Except as would not reasonably be expected to result in a material Liability to the Company or any of its Subsidiaries, no employee in the United Kingdom has transferred to his or her employer by means of a relevant transfer pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006 in circumstances where prior to that transfer he or she was a member of a defined benefit pension plan.

Section 4.24                             Insurance. Section 4.24 of the Company Disclosure Letter sets forth a true, complete and correct list of (i) all insurance policies held by the Company or any of its Subsidiaries relating to its properties, assets, business or employees (“Insurance Policies”), true and complete copies of which have been made available to Parent, and (ii) all claims in excess of $50,000 made under such policies since January 1, 2016. The Company and its Subsidiaries have paid, or caused to be paid, all premiums due under such policies and have not received written notice that they are in default with respect to any obligations under such policies. Neither the Company nor any of its Subsidiaries (A) since January 1, 2016 has received any written notice of cancellation, termination, premium increase or material alteration of coverage with respect to any Insurance Policy or (B) is in material breach or material default (including any such breach or default with respect to the payment of premiums or the giving of notice of claims), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a material breach or material default, or permit termination or modification, under any such policy. All Insurance Policies are in full force and effect and valid and binding in accordance with their terms.

Section 4.25                             Related Party Transactions. Except for the Investor Agreement, no Related Party of the Company or any of its Subsidiaries or member of such Related Party’s immediate family, or any Person for which such Related Party serves as an officer or director or which such Related Party controls, (a) is indebted to the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them, (b) has a direct or indirect material interest in any Material Company Contract, arrangement, Contract or other commitment, asset or property (real or personal), tangible or intangible, owned by, used in or pertaining to the business of the Company or any of its Subsidiaries, or (c) has any direct or indirect interest, ownership, participation, or other interest in, or is an officer, director, or employee of, any Top Customer or Top Supplier (clauses (a) through (c) collectively, “Related Party Agreements”).

Section 4.26                             No Other Agreements to Sell. Neither the Company nor any of its Subsidiaries has any legal or other obligation to any Person other than Parent to effect (a) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company (other than any merger involving the Company and one or more wholly owned Subsidiaries of the Company where the Company is the surviving corporation in the merger, or any liquidation of a wholly owned Subsidiary of the Company), (b) the acquisition by any Person of all or a significant portion of the assets of the Company and its Subsidiaries, taken as a whole, or (c) the acquisition by any Person of all or a significant portion of the issued and outstanding share capital of (or other equity interests in) the Company.

Section 4.27                             Information Supplied. The information supplied or to be supplied by the Company in writing expressly for inclusion in the proxy statement filed by Parent in connection with the Parent Stockholders Meeting to approve the Share Issuance (the “Proxy Statement”) will not, at the time the Proxy Statement is first mailed to the holders of Parent Common Stock and at the time the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made (or incorporated by reference) therein based on information supplied by any of Parent, Merger Sub or their respective Representatives for inclusion (or incorporated by reference) therein.

Section 4.28                             Brokers. No broker, finder or financial advisor (other than the investment banker identified in Section 4.28 of the Company Disclosure Letter) (i) acted, directly or indirectly, as a broker, finder or financial advisor for the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement or (ii) is entitled to any brokerage, finder’s or other fee or commission from the Company or any of its Subsidiaries in connection with the Merger and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.29                             Investment Intention. The Company understands that the Parent Common Stock to be issued in the Share Issuance has not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

Section 4.30                             Ownership of Parent Stock. Neither the Company nor any “affiliate” (as such term is used in Article IX of the Restated Certificate of Incorporation of Parent) of the Company “owns” (within the meaning of Article IX of the Restated Certificate of Incorporation of Parent) or has, within the last three years, “owned” any shares of Parent Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock).

Section 4.31                             Acknowledgement of Disclaimer of Other Representations and Warranties. The Company acknowledges that, as of the date hereof, it and its Representatives (a) have received full access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of Parent and its Subsidiaries which the Company and its Representatives have requested to review and (ii) the electronic data room for Project Elastic maintained by Parent for purposes of the transactions contemplated by this Agreement and (b) have had full opportunity to meet with the management of Parent and its Subsidiaries and to discuss the business and assets of Parent and its Subsidiaries. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article V and in certifications delivered pursuant to this Agreement, and the representations of the Parent Significant Stockholders or the Company Significant Stockholder in the Voting Agreements, (a) neither Parent nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger and the Company is not relying on any representation or warranty except for those expressly set forth in Article V, in certifications delivered pursuant to this Agreement, and the representations of the Parent Significant Stockholders or the Company Significant Stockholder in the Voting Agreements, (b) no Person has been authorized by Parent or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such entity and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to the Company or any of its Representatives, including any materials or information made available in the electronic data room for Project Elastic maintained by Parent for purposes of the transactions contemplated by this Agreement (the “Electronic Data Room”), via confidential memorandum, in connection with presentations by Parent’s management or otherwise, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in Article V. The

Company has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of Parent and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, the Company has relied on the results of its own independent review and analysis. Notwithstanding anything herein to the contrary, nothing in this Agreement shall affect the ability of the Company to bring claims for Fraud.

Section 4.32                             No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV and in certifications delivered pursuant to this Agreement, and the representations of the Parent Significant Stockholders or the Company Significant Stockholder in the Voting Agreements, none of the Company, any of its Affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, and other than in the case of Fraud, neither the Company nor any other Person will have or be subject to any Liability or other obligation to Parent, Merger Sub or their respective Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Affiliates’ use of any information, documents, projections, forecasts, financial model of other material made available to Parent, Merger Sub or their respective Representatives or Affiliates, including any information made available in the Electronic Data Room, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or the Voting Agreements.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) other than with respect to Section 5.1 and Section 5.2, as disclosed in the Parent SEC Documents filed or furnished since January 1, 2018, and publicly available on the SEC’s EDGAR filing system at least two Business Days prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (ii) in the separate disclosure letter which has been delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

Section 5.1                                    Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub is a corporation or other legal entity duly organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate or similar entity power and authority to conduct its business as it is now being conducted and to own and use the properties owned and used by it. Each of Parent and Merger Sub is duly qualified or licensed as a foreign entity to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub has made available to the Company true, complete and correct copies of their Governing Documents, in each case, as in effect as of the date of this Agreement.

Section 5.2                                    Capitalization of Parent.

(a)                                 As of November 7, 2019, the authorized capital stock of Parent consists of 240,000,000 shares of Parent Common Stock, of which 110,750,061 are issued and outstanding (including 578,617 shares underlying restricted stock awards granted under the Parent Equity Plan). As of November 7, 2019, there are 13,180,588 shares of Parent Common Stock reserved for issuance under any employee benefit plan maintained by Parent. As of November 7, 2019, there are 299,570 shares of Parent Common Stock underlying outstanding Parent Options (which have a weighted-average exercise price of $11.51), 2,887,275 shares of Parent Common Stock underlying outstanding Parent RSUs, and 1,067,073 shares of Parent Common Stock underlying outstanding Parent PSUs, and there are 8,348,053 shares of Parent Common Stock reserved for issuance under the Parent Equity Plan other than such shares that are currently underlying outstanding Parent Options, Parent RSUs and Parent PSUs. Except as set forth above, as of the date hereof, no shares of capital stock of, or other equity interests in, Parent, or options, warrants or other rights to acquire any such capital stock or other equity interests were outstanding or reserved for issuance. All outstanding shares of capital stock of Parent are, and all shares that may be issued pursuant to this Agreement or pursuant to an employee benefit plan maintained by Parent will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (other than Liens under Parent’s Governing Documents and transfer restrictions under applicable securities Laws) and have not been issued in violation of any preemptive rights.

(b)                                 Except (i) as set forth in Section 5.2(a) and (ii) as contemplated in the Governing Documents of Parent, (iii) as contemplated by the Existing Stockholders Agreement, and (iv) as permitted under Section 6.2, there are no outstanding subscriptions, options, warrants, call rights, preemptive rights, phantom equity, other Contracts, convertible securities or other similar rights, agreements or commitments to which Parent is a party or by which Parent is bound obligating Parent to issue, deliver or sell additional shares of capital stock of, or other equity interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity interests in, Parent or obligating Parent to issue, grant, extend or enter into any such security, option, warrant, call rights, preemptive rights or other Contracts.

(c)                                  Except for the Existing Stockholders Agreement, Parent is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, issuance, transfer or other disposition of the Parent Common Stock or any security of the Parent. There are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any equity securities of Parent or any Subsidiary of Parent.

Section 5.3                                    Capitalization of Merger Sub. As of the date of this Agreement, the authorized share capital of Merger Sub is NIS 10,000, consisting of 1,000,000 ordinary shares, par value NIS 0.01 each, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Direct Parent. All of the issued and outstanding share capital of Direct Parent is, and at the Effective Time will be, indirectly owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 5.4                                    Subsidiaries. Section 5.4 of the Parent Disclosure Letter lists the Subsidiaries of Parent and Parent’s equity ownership thereof. Other than equity interests in the Subsidiaries of Parent set forth in Section 5.4 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries owns any shares of capital stock of, or other equity interests in, any Person, or options, warrants, call rights, preemptive rights, other Contracts or other rights to acquire any such capital stock or other equity interests. Except as contemplated in the Governing Documents of the Subsidiaries of Parent, there are no outstanding subscriptions, options, warrants, call rights, preemptive rights or other Contracts, convertible securities or other similar rights, agreements or commitments to which a Subsidiary of Parent is a party or by which such Subsidiary is bound obligating such Subsidiary to issue, deliver or sell additional shares of capital stock of, or other equity interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity interests in, such Subsidiary or obligating such Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call rights, preemptive rights or other Contracts. All outstanding shares of capital stock or other equity interests (as applicable) of Parent’s Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, are free and clear of all Liens (other than Liens under Parent’s Governing Documents and transfer restrictions under applicable securities Laws) and have not been issued in violation of any preemptive rights.

Section 5.5                                    Authorization.

(a)                                 Each of Parent, Direct Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, and subject to obtaining the affirmative vote of the holders of a majority of the total votes cast that were entitled to vote thereon in favor of the Share Issuance at a meeting of Parent’s stockholders (the “Requisite Parent Stockholder Approval”), to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by Parent, Direct Parent and Merger Sub and the consummation by Parent, Direct Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary action of Parent, Direct Parent and Merger Sub, subject to obtaining the Requisite Parent Stockholder Approval, no other proceedings on the part of Parent, Direct Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Merger (other than, with respect to the consummation of the Merger, the issuance of the Certificate of Merger by the Companies Registrar). This Agreement has been duly and validly executed and delivered by Parent, Direct Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

(b)                                 At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of the ICL and Merger Sub’s governing documents, the board of directors of Merger Sub has unanimously, subject to the terms and conditions of this Agreement, (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of Merger Sub and the holders of shares of Merger Sub, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) resolved to recommend to the holders of shares of Merger Sub the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement, which resolutions have not been rescinded, modified or withdrawn in any way.

(c)                                  The Parent Board has, and not subsequently rescinded or modified (except as expressly permitted hereunder): (i) approved this Agreement and the transactions contemplated hereby; (ii) determined that, as of the date of this Agreement, this Agreement and the transactions contemplated hereby, including the Share Issuance, are in the best interests of the holders of Parent Common Stock and declared the advisability of this Agreement; and (iii) recommended that such holders of Parent Common Stock vote to approve the Share Issuance and directed that such matters be submitted for consideration by holders of Parent Common Stock at a meeting of Parent’s stockholders (the “Parent Board Recommendation”).

(d)                                 The Requisite Parent Stockholder Approval is the only vote of the holders of any shares of Parent Common Stock necessary (under applicable Law or otherwise) to consummate the Merger and the other transactions contemplated by this Agreement.

Section 5.6                                    No Conflict; Required Consents.

(a)                                 None of the execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other transaction contemplated by this Agreement, or the performance by Parent and Merger Sub of their obligations hereunder will (i) conflict with or violate the Governing Documents of Parent or Merger Sub, (ii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Section 5.6(b) have been obtained or made and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any material Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) result in any breach of, or constitute a material default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, upon any of the properties or assets of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which any property or asset of Parent or Merger Sub is bound, except in the case of clauses (ii) and (iii) as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(b)                                 None of the execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other transaction contemplated by this Agreement, or the performance by Parent and Merger Sub of their obligations hereunder will require any material consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (i) approvals pursuant to the requirements of applicable Antitrust Laws, which, in each case, are set forth in Section 5.6(b) of the Parent Disclosure Letter, (ii) the CFIUS Approval, (iii) the filing of the Merger Proposal and the Merger Notice with the Companies Registrar and all such other notices or filings required by the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iv) the Exchange Act, and the rules promulgated thereunder, (v) the Securities Act, and the rules promulgated thereunder (vi) the rules and regulations of NASDAQ and (vii) state securities, takeover and “blue sky” Laws, (viii) such other consents, approvals, authorizations, permits, filings or notifications, the failure of which to have, make or obtain, as applicable, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

Section 5.7                                    SEC Reports and Financial Statements.

(a)                                 Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2018 (all such documents and reports publicly filed or furnished by the Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is, or at any time since January 1, 2018 has been, required to file any forms, reports or other documents with the SEC. True and correct copies of all Parent SEC Documents filed prior to the date hereof have been furnished to the Company or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.

(b)                                 The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) at the time they were filed or furnished (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except, in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto or with respect to pro forma financial information, subject to the qualifications stated therein), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c)                                  As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. As of the date hereof, none of the Parent SEC Documents is, to the Knowledge of Parent, the subject of ongoing SEC review.

(d)                                 Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, Parent or any of its Subsidiaries in Parent’s Financial Statements or other Parent SEC Documents.

Section 5.8                                    Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2018, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, in each case, that was disclosed to Parent’s auditors or the audit committee of the Parent Board in connection with its most recent evaluation of internal controls over financial reporting prior to the date hereof.

Section 5.9                                    Absence of Certain Changes. From the Balance Sheet Date to the date hereof, there has not been any change, effect or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect. Since the Balance Sheet Date, (a) Parent and its Subsidiaries have conducted their businesses only in the Ordinary Course of Business consistent with past practice, and (b) none of Parent or any of its Subsidiaries has taken any action that if taken after the date of this Agreement would constitute a violation of Section 6.2.

Section 5.10                             Undisclosed Liabilities. Except (a) as reflected or reserved against in the Parent Financial Statements filed and publicly available prior to the date of this Agreement, (b) for Liabilities or obligations incurred in the Ordinary Course of Business since the Balance Sheet Date, (c) for Liabilities or obligations incurred in connection with the transactions contemplated by this Agreement or the other Transaction Agreements, (d) liabilities under an executory portion of a Contract that have not yet been performed, and (e) Liabilities or obligations that would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries has any material Liabilities or obligations of any nature.

Section 5.11                             Absence of Litigation.

(a)                                 There is no material Action pending or, to Parent’s Knowledge, threatened, against Parent, Merger Sub or their respective assets. To the Knowledge of Parent, neither Parent nor Merger Sub or any property or assets of Parent or Merger Sub is subject to any continuing investigation by any Governmental Authority.

(b)                                 Since January 1, 2016, there have been no Actions that have resulted in liability of or payments by any of Parent or its Subsidiaries in excess of $1,000,000 individually. As of the date hereof, there exists no Action which prohibits, restricts or seeks to enjoin the transactions contemplated by this Agreement. None of Parent or its Subsidiaries has current plans to initiate any material Actions against another Person.

Section 5.12                             Permits and Licenses. Parent and its Subsidiaries are in possession of all authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for Parent and its Subsidiaries to carry on their respective businesses as they are now being conducted (the “Parent Permits”) in all material respects. None of Parent or its Subsidiaries is not, and since January 1, 2016, has not been in default or violation of any Parent Permit in any material respect. Since January 1, 2016, none of Parent or its Subsidiaries have received any notification or communication from any Governmental Authority asserting that Parent or any of its subsidiaries is in default or violation of any Parent Permit in any material respect.

Section 5.13                             Compliance with Laws.

(a)                                 Parent and its Merger Sub are, and since January 1, 2016, have been in compliance in all material respects with, and have not received written notice of any material default or violation of, any Laws applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected. None of Parent or any of its Subsidiaries is subject to or in violation in any material respect of, any Order other than Orders of general applicability.

(b)                                 Since January 1, 2016, (i) neither Parent nor any of its Subsidiaries, and, to the Knowledge of Parent, no officer, director, employee, agent, representative or sales intermediary of

Parent or any of its Subsidiaries, in each case, acting on behalf of Parent or any of its Subsidiaries, has violated any applicable Anti-Corruption Laws, (ii) neither Parent nor any of its Subsidiaries has been convicted of violating any Anti-Corruption Laws or has been subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither Parent nor any of its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws and (iv) neither Parent nor any of its Subsidiaries has received any written notice, request or citation for any actual or potential noncompliance with any of the foregoing, in each case, except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

Section 5.14                             Material Contracts. Except for breaches, violations or defaults which would not be material to Parent and its Subsidiaries, taken as a whole, neither Parent nor Merger Sub is in breach of or default under the terms of any Parent Material Contract, and, to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any material Contract. Each Parent Material Contract is a valid and binding obligation of Parent or Merger Sub (as applicable) and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions. Except for completions or expirations of Contracts in accordance with their terms, as of the date hereof, no customer or supplier under a Parent Material Contract has notified Parent or any of its Subsidiaries that it is stopping, or materially decreasing the rate of, buying or supplying goods or services from or to Parent or its Subsidiaries, as applicable.

Section 5.15                             M&A Activity. As of the date hereof, Parent is not participating in a sales process involving any transaction to acquire by merging or consolidating with, or by purchasing a material portion of the equity interests of or a substantial portion of the assets of, any business or any corporation, partnership or other business organization.

Section 5.16                             Information Supplied. The Proxy Statement shall not, at the time the Proxy Statement is first mailed to the shareholders of Parent and at the time of any meeting of Parent’s shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made (or incorporated by reference) therein based on information supplied by any of the Company or its Representatives for inclusion (or incorporated by reference) therein.

Section 5.17                             Brokers. Other than the financial advisor identified in Section 5.17 of the Parent Disclosure Letter, no broker, finder or financial advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.18                             Financing Activities. Parent and Merger Sub have delivered to the Company a true and complete copy of the executed debt commitment letter and the related Fee Letter, dated as of the date hereof (including all exhibits, schedules and annexes thereto and together with the related Fee Letter, the “Debt Commitment Letter”) from the Financing Sources; provided, however, that solely in the case of the Fee Letter, a true and complete copy has been delivered to the Company with redactions of only the fee amounts payable on the Closing Date to a Financing Source and of the amounts by which interest rates or original issue discount (“OID”) may change; provided further, that no redactions have been made of terms that could affect the availability of, or conditionality applicable to the funding of, the Debt Financing or reduce the net proceeds thereof to an amount, when combined with other funds available to Parent and Merger Sub at Closing, less than the amount necessary to pay the Required Payment Amount.  As of the date hereof, the Debt Commitment Letter has not been amended or modified in any manner. None of Parent or Merger Sub or any of their respective Affiliates has entered into any Contract, side letter or other arrangement or understanding relating to the financing of the Required Payment Amount or transactions contemplated by this Agreement that could affect the amount of, availability of, or conditions precedent to, the funding of the Debt Financing on the Closing Date, other than as set forth in the Debt Commitment Letter. The commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. The Debt Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of Parent, Merger Sub and (to the Knowledge of Parent and Merger Sub) each other party thereto, including to negotiate the Debt Financing Documents in good faith with respect to the financing contemplated thereby, subject to the Remedies Exception. Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent, Merger Sub or any other party thereto under the Debt Commitment Letter. None of Parent or Merger Sub has any reason to believe that it or (to the Knowledge of Parent and Merger Sub) any other party thereto will be unable to satisfy on a timely basis any term of the Debt Commitment Letter. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than the Financing Conditions. The only conditions precedent or other contingencies related to the funding of the Debt Financing on the Closing Date shall be the Financing Conditions contained in the Debt Commitment Letter. Parent and Merger Sub have no reason to believe, subject to satisfaction of the conditions precedent that set forth obligations of the Company, as set forth in Section 7.1 and Section 7.2, and assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the performance by the Company of its obligations hereunder, that (i) any of the Financing Conditions will not be satisfied or (ii) the Debt Financing will not be made available to Parent and Merger Sub on the Closing Date. When funded in accordance with, and subject to, the terms and conditions of the Debt Commitment Letter, including any “market flex” provisions with respect thereto, and together with other funds available to Parent and Merger Sub at Closing, the Debt Financing will provide Parent and Merger Sub with acquisition financing on the Closing Date sufficient to pay the Required Payment Amount on the terms contemplated by this Agreement. Notwithstanding anything to the contrary contained herein, each party hereto agrees that a breach of this representation and warranty shall not result in the failure of a condition precedent to Company’s and Shareholder Representative’s obligations under this Agreement, if (notwithstanding such breach) Parent and Merger Sub are willing and able to consummate the Merger on the Closing Date.

Section 5.19                             Acknowledgement of Disclaimer of Other Representations and Warranties. Each of Parent and Merger Sub acknowledges that, as of the date hereof, they and their Representatives (a) have received full access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiaries which they and their Representatives have requested to review and (ii) the Electronic Data Room and (b) have had full opportunity to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV and in certifications delivered pursuant to this Agreement, and the representations of the Parent Significant Stockholders or the Company Significant Stockholder in the Voting Agreements, (a) neither the Company nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in Article IV and in certifications delivered pursuant to this Agreement, and the representations of the Parent Significant Stockholders and Shareholder Representative in the Voting Agreements and the letter of transmittal (including any certificates delivered pursuant hereto or thereto), (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such entity and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives, including any materials or information made available in the Electronic Data Room, via confidential memorandum, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in Article IV. Each of Parent and Merger Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied on the results of its own independent review and analysis. Notwithstanding anything herein to the contrary, nothing in this Agreement shall affect the ability of Parent to bring claims for Fraud.

Section 5.20                             No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article V and in certifications delivered pursuant to this Agreement, and the representations of the Parent Significant Stockholders or the Company Significant Stockholder in the Voting Agreements, none of Parent, Merger Sub, any of their respective Affiliates or any other Person on behalf of Parent makes any express or implied representation or warranty with respect to Parent, Merger Sub, their respective Subsidiaries or their respective businesses or with respect to any other information provided, or made available, the Company or its Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, and other than in the case of Fraud, neither Parent, Merger Sub nor any other Person will have or be subject to any Liability or other obligation to the Company or its Representatives or Affiliates or any other Person resulting from the Company’s or its Representatives’ or Affiliates’ use of any information, documents, projections, forecasts, financial model of other material made available to the Company or its Representatives or Affiliates, including any information made available in the electronic data room for maintained by Parent for purposes of the transactions contemplated by this Agreement, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article V or in certifications delivered pursuant to this Agreement, and the representations of the Parent Significant Stockholders or the Company Significant Stockholder in the Voting Agreements.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1                                    Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earliest to occur of the Effective Time and the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except (1) as required by applicable Law or (2) as with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed, provided that any such consent of Parent shall not affect the calculation of Leakage Amount hereunder, except that any receivables sold under Factoring Arrangements with the consent of Parent pursuant to Section 6.1(l) shall not be considered Leakage Amounts and shall be disregarded for purposes of the dollar threshold set forth in clause (vii)(B) of the definition of Leakage Amount): (A) the business of the Company and its Subsidiaries shall be conducted in all material respects in the Ordinary Course of Business, (B) the Company shall use commercially reasonable efforts to preserve intact its existence and business organization, keep available the services of its employees and to preserve the goodwill and present relationships (contractual or otherwise) with all customers, suppliers, resellers, retailers, distributors, employees, licensors and others having significant business dealings with the Company or any of its Subsidiaries, (C) the Company and its Subsidiaries shall comply in all material respects with the requirements of the Innovation Law (including, without limitation, reporting obligations, limitations on the transfer of know-how and/or manufacturing rights outside of the State of Israel, and obligations relating to royalty payments), and (D) the Company shall not and shall not permit any of its Subsidiaries to:

(a)                                 amend in any material respect the Governing Documents of the Company or its Subsidiaries or form any Subsidiary or joint venture entity;

(b)                                 transfer, propose, authorize, issue, sell, pledge, purchase, redeem, retire, dispose of, encumber or grant any share capital of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such share capital of the Company or its Subsidiaries; provided, however, that the Company may issue Company Ordinary Shares upon the exercise of any Company Option in accordance with its terms as in effect on the date hereof;

(c)                                  (i) declare, set aside, authorize, make or pay any dividend or other distribution with respect to the Company’s or any of its Subsidiaries’ share capital, CVR Deeds, options, warrants, call rights, preemptive rights, phantom equity, other Contracts convertible into securities or other similar rights; (ii) split, combine or reclassify any share capital, CVR Deeds, options, warrants, call rights, preemptive rights, phantom equity, other Contracts convertible into securities or other similar rights or other equity interests of the Company or any of its Subsidiaries; (iii) redeem, purchase or otherwise acquire any share capital, CVR Deeds, options, warrants, call rights, preemptive rights, phantom equity, other Contracts convertible into securities or other similar rights or other securities of the Company or any of its Subsidiaries, or (iv) otherwise make any distribution or payment of a Leakage Amount, other than distributions or payments under clauses (vi), (ix) or (xi) (with respect to clause (xi), only as it relates to clauses (vi) or (ix)) of the definition of Leakage Amount (which payment amounts, for the avoidance of doubt, would constitute Leakage Amounts);

(d)                                 except as required by the terms of a Company Benefit Plan or collective bargaining agreement as in effect on the date hereof or by applicable Law, (i) increase the compensation or other benefits payable or to become payable to any current director, officer, employee or other individual service provider of the Company or any of its Subsidiaries, other than increases in base salary of up to 3% in the Ordinary Course of Business for any current employee who is not a Key Employee, or (ii) adopt, materially amend or terminate any Company Benefit Plan;

(e)                                  (i) hire or terminate the employment or service of, any Key Employee, except for terminations for cause, or (ii) conduct any employee layoffs, terminations or other reductions in force that would trigger notice requirements under the WARN Act or any similar Law;

(f)                                   enter into any employment or other compensation agreements or other similar Contract with any employee of the Company or any of its Subsidiaries, except for entry into employment agreements with any newly hired or promoted employee (other than a Key Employee) in the Ordinary Course of Business;

(g)                                  grant or award any options, convertible securities, restricted shares, restricted stock units or other rights to acquire any share capital of or other equity or equity-based interests in the Company or any of its Subsidiaries, other than grants or awards of Company Options as may be required under any (i) Company Benefit Plan as in effect on the date hereof or (ii) offer letters or employment or other agreements entered into prior to the date hereof, in each case, as set forth on Section 6.1(g) of the Company Disclosure Letter;

(h)                                 acquire by merging or consolidating with, or by purchasing a material portion of the equity interests of or a substantial portion of the assets of, any business or any corporation, partnership or other business organization;

(i)                                     sell, assign, transfer, convey, encumber, license, permit to expire or lapse, abandon or otherwise dispose of, or mortgage, pledge or subject to any Lien (other than Permitted Liens), any material asset or property of the Company or its Subsidiaries other than, (i) the Sale Property, or (ii) in each case, in the Ordinary Course of Business or for the purpose of disposing of obsolete or worthless assets;

(j)                                    incur any Indebtedness, guaranty any Indebtedness, issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or its Subsidiaries or guarantee any debt securities of others, other than under the Credit Agreement or otherwise in the Ordinary Course of Business prior to the Adjustment Time, or enter into any new capital leases or synthetic leases classified as indebtedness under GAAP;

(k)                                 other than in the Ordinary Course of Business with respect to Material Contracts that are not (i) Company Benefit Plans or (ii) Labor Contracts, amend, modify or terminate any Material Contract in a manner that is adverse to the Company or enter into a contract that would otherwise qualify as a Material Contract;

(l)                                     amend, modify or terminate the existing Factoring Arrangements or enter into any new Factoring Arrangement that is not a Permitted Factoring Arrangement or any other agreement or arrangement with a third party financial institution pursuant to which the Company or any of its Subsidiaries sells or factors accounts receivable of the Company or any of its Subsidiaries (but, for the avoidance of doubt, excluding any Permitted Factoring Arrangement);

(m)                             change their present accounting methods or principles in any material respect, except as required by GAAP;

(n)                                 settle or compromise any Actions for an amount in excess of $250,000, individually or $1,000,000 in the aggregate;

(o)                                 enter into, modify, terminate or negotiate any Labor Contract or any other collective bargaining agreement or any other Contract with any labor union, labor organization or works council;

(p)                                 make, change or rescind any material Tax election, adopt or change any material method of Tax accounting, file or amend a Tax Return in a manner that is materially inconsistent with past practice, settle or compromise any material Tax Liability or Tax-related claim, enter into any Tax sharing or similar agreement, surrender any right to a material Tax refund, consent to the extension of any statute of limitations period applicable to any material Tax claim or enter into any closing agreement with respect to a material amount of Taxes;

(q)                                 fail in any material respect to maintain insurance consistent with past practice for the business of the Company and its Subsidiaries, taken as a whole;

(r)                                    adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company; or

(s)                                   agree, commit, or enter into any Contract to do any of the foregoing.

Notwithstanding anything in this Agreement to the contrary, in the event that the Company requests Parent’s consent to (i) enter into a Factoring Arrangement that is not a Permitted Factoring Arrangement and/or (ii) enter into a Factoring Arrangement without that Factoring Arrangement counting toward the dollar threshold referred to in clause (vii)(B) of the definition of “Leakage Amounts” and, in either case, Parent does not provide its consent, then (x) the Company shall have no obligation to accept the customer order which the Company proposed to factor and (y) the Company’s failure to accept such customer order shall not constitute a violation of any provision of this Agreement (including any obligation of the Company to operate in the Ordinary Course of Business) and shall not be deemed to constitute, or be taken into account in determining, whether there has been or will be a Company Material Adverse Effect.

Section 6.2            Conduct of Business by Parent Pending the Merger.

(a)           Parent covenants and agrees that, between the date of this Agreement and the earliest to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (1) as required by applicable Law or (2) as with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed): (A) the business of Parent and its Subsidiaries shall be conducted in all material respects in the Ordinary Course of Business, (B) Parent shall use commercially reasonable efforts to preserve intact its existence and business organization, keep available the services of its employees and to preserve the goodwill and present relationships (contractual or otherwise) with all customers, suppliers, resellers, retailers, distributors, employees, licensors and others having significant business dealings with Parent or any of its Subsidiaries, (C) Parent shall use commercially reasonable efforts to maintain its listing status and (D) Parent shall not and shall not permit any of its Subsidiaries to:

(i)            amend in any material respect its Governing Documents;

(ii)           transfer, propose, authorize, issue, sell, pledge, purchase, redeem, retire, dispose of, encumber or grant any shares of capital stock of Parent, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares of capital stock of Parent, other than in the Ordinary Course of Business, including in connection with the grant, exercise, vesting or settlement of awards under the Parent Equity Plan, in each case, in accordance with the terms of the Parent Equity Plan and such awards;

(iii)          (i) declare, set aside, authorize, make or pay any dividend or other distribution with respect to Parent’s capital stock, other than dividends paid by any wholly owned Subsidiary of Parent to Parent or any wholly owned Subsidiary of Parent; (ii) split, combine or reclassify any shares of capital stock or other equity interests of Parent; or (iii) redeem, purchase or otherwise acquire any shares of Parent’s capital stock, other than in the Ordinary Course of Business in connection with the exercise, vesting or settlement of awards under the Parent Equity Plan, in each case, in accordance with the terms of the Parent Equity Plan and such awards;

(iv)          sell, assign, transfer, convey, encumber, license, permit to expire or lapse, abandon or otherwise dispose of, or mortgage, pledge or subject to any Lien (other than Permitted Liens), any material asset or property of Parent other than, in each case, in the Ordinary Course of Business or for the purpose of disposing of obsolete or worthless assets;

(v)           adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company; or

(vi)          agree, commit, or enter into any Contract to do any of the foregoing.

(b)           Parent covenants and agrees that, between the date of this Agreement and the earliest to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except to the extent prohibited by applicable Law, senior management members of Parent shall consult with the Company and shall consider in good faith all advice and recommendations of the Company prior to Parent or its Subsidiaries taking any of the following actions:

(i)            acquiring by merging or consolidating with, or by purchasing a material portion of the equity interests of or a substantial portion of the assets of, any business or any corporation, partnership or other business organization;

(ii)           incurring any Indebtedness, guaranty any Indebtedness, issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or its Subsidiaries or guarantee any debt securities of others, other than (i) in the Ordinary Course of Business and (ii) the Debt Financing;

(iii)          hiring or terminating the employment of any “c-suite” level employee, other than terminations for cause; or entering into any employment or other compensation agreement or other similar Contract with any “c-suite” level employee;

(iv)          other than in the Ordinary Course of Business, granting or awarding any options, convertible securities, restricted shares, restricted stock units or other rights to acquire any share capital of or other equity or equity-based interests in Parent or any of its Subsidiaries, other than grants or awards of Parent Options as may be required or contemplated under any employee benefit plan maintained by Parent; or

(v)           agreeing, committing, or entering into any Contract to do any of the foregoing.

Section 6.3            No Solicitation by the Company.

(a)           From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company will not, nor shall it authorize or permit any of its Subsidiaries to, and will use its reasonable best efforts to cause its and their respective Representatives not to, (a) initiate, solicit or knowingly encourage, directly or indirectly, the making of any Company Acquisition Proposal or (b) other than informing Third Parties of the provisions contained in this Section 6.3, engage in negotiations or substantive discussions with, or furnish any material nonpublic information to, any Third Party that may relate to a Company Acquisition Proposal. For purposes of this Agreement, “Company Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any bona fide proposal or offer (other than a proposal or offer by Parent or any of its Affiliates) from a Third Party for (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company (other than any merger involving the Company and one or more of its wholly owned Subsidiaries where the Company is the surviving corporation in the merger, or any liquidation of a wholly owned Subsidiary of the Company), (ii) the acquisition by any Person of all or a material portion of the assets of the Company and its Subsidiaries, taken as a whole (based on fair market value, as determined in good faith by the Company Board), (iii) the acquisition by any Person of all or a material portion of the issued and outstanding shares of any class of Company Shares, (iv) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Merger or (v) any combination of the foregoing.

(b)           The Company agrees that it and its Subsidiaries shall, and that they shall cause their respective Representatives to, (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person (other than the parties) conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal and (ii) request each third party that has heretofore executed a confidentiality agreement that relates to a Company Acquisition Proposal (other than Parent) to return or destroy all confidential information regarding the Company or its Subsidiaries heretofore furnished to such third party by Parent or on its behalf. The Company agrees that it and its Subsidiaries will take the necessary steps to promptly inform its and its Subsidiaries’ Representatives of the obligations undertaken in this Section 6.3.

Section 6.4            No Solicitation by Parent.

(a)           Except as otherwise provided in this Section 6.4, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, Parent will not, nor shall it authorize or permit any of its Subsidiaries to, and will use its reasonable best efforts to cause its and their respective Representatives not to, (a) initiate, solicit or knowingly encourage, directly or indirectly, the making of any Parent Acquisition Proposal or (b) other than informing Third Parties of the provisions contained in this Section 6.4, engage in negotiations or substantive discussions with, or furnish any material nonpublic information to, any Third Party that may relate to a Parent Acquisition Proposal. For purposes of this Agreement, “Parent Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any bona fide proposal or offer (other than a proposal or offer by the Company or any of its Affiliates) from a Third Party for (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving Parent or involving any of its Subsidiaries representing, directly or indirectly, greater than twenty percent (20%) of any of the assets, net revenues or earnings before interest, taxes, depreciation and amortization of Parent and its Subsidiaries taken as a whole (other than any merger involving Parent and one or more of its wholly owned Subsidiaries where Parent is the surviving corporation in the merger, or any liquidation of a wholly owned Subsidiary of Parent), (ii) the acquisition by any Person of twenty percent (20%) or more of any of the assets, net revenues or earnings before interest, taxes, depreciation and amortization of Parent and its Subsidiaries, taken as a whole or (iii) the acquisition by any Person of twenty percent (20%) or more of the issued and outstanding shares of Parent Common Stock, or twenty percent (20%) or more of the issued and outstanding capital stock of any of its Subsidiaries representing, directly or indirectly, greater than twenty percent (20%) of any of the assets, net revenues or earnings before interest, taxes, depreciation and amortization of Parent and its Subsidiaries taken as a whole.

(b)           Subject to Section 6.4(c) through Section 6.4(h), prior to the Closing Date, neither the Parent Board nor any committee thereof shall, directly or indirectly, (i) withdraw, withhold, modify or qualify, or publicly propose to withdraw, withhold, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Parent Acquisition Proposal, (iii) in the event of the commencement of a tender offer or exchange offer for any outstanding shares of Parent’s capital stock, fail to recommend against acceptance of such tender offer or exchange offer by the holders of Parent Common Stock (including, subject to Section 6.4(c), by taking no position or a neutral position with respect to any such offer) within ten Business Days of the commencement thereof, (iv) recommend that the Parent stockholders not approve the Share Issuance (any action described in clauses (i)-(iv) above being referred to as an “Parent Change of Recommendation”), (v) either fail to enforce, or grant any waiver or release under, any standstill or similar agreement with respect to any class of equity securities of Parent or any of its Subsidiaries unless the Parent Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Laws, (vi) approve any transaction under, or any Person becoming an “interested stockholder” under, Article IX of the Parent’s Amended and Restated Certificate of Incorporation or (vii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Parent Acquisition Proposal.

(c)           Nothing contained in this Agreement shall prevent Parent or the Parent Board from (i) complying with its disclosure obligations under Rule 14d-9 and 14e-2 promulgated under the Exchange Act, or issuing a “stop, look and listen” statement pending disclosure of its position (none of which, in and of itself, shall be deemed to constitute a Parent Change of Recommendation”) or (ii) making any disclosure to Parent’s stockholders if the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties or Law; provided that any such disclosure may constitute a Parent Change of Recommendation in accordance with the definition thereof. Notwithstanding anything in this Agreement to the contrary, (i) any factually accurate public statement by Parent that describes Parent’s receipt of a Parent Acquisition Proposal and the provisions and obligations in this Agreement with respect thereto, shall not be deemed to be a recommendation of such Parent Acquisition Proposal or a Parent Change of Recommendation and (ii) Parent may inform any Person of the existence of its obligations under the provisions of this Section 6.4.

(d)           Notwithstanding the limitations set forth in Section 6.4(a) and Section 6.4(b), until the earlier of the receipt of the Requisite Parent Stockholder Approval and any termination of this Agreement pursuant to Article VIII, if after the date of this Agreement Parent receives a written bona fide Parent Acquisition Proposal, that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 6.4, and that the Parent Board has determined in good faith, after consultation with its outside legal counsel and financial advisors (i) constitutes a Parent Superior Proposal or (ii) could reasonably be expected to result in a Parent Superior Proposal, then Parent, its Subsidiaries and its and their respective Representatives may, subject to Section 6.4(h), in response to such Parent Acquisition Proposal take the following actions, to the extent that the Parent Board has determined in good faith, after consultation with its outside legal counsel, that a failure to take such actions would be inconsistent with its fiduciary duties to Parent’s stockholders under Law: (A) furnish nonpublic information to the third party making such Parent Acquisition Proposal, if, and only if, prior to furnishing such information, Parent receives from the third party an executed confidentiality agreement with provisions no less restrictive to such third party with respect to the use or disclosure of nonpublic information than the Confidentiality Agreement and expressly allow Parent to comply with its obligations under this Section 6.4 (B) engage in discussions or negotiations with the third party with respect to such Parent Acquisition Proposal.

(e)           Notwithstanding anything in this Agreement to the contrary but subject to compliance with this Section 6.4, nothing contained in this Agreement shall prevent Parent or the Parent Board from, at any time prior to, but not after, the receipt of the Requisite Parent Stockholder Approval, in response to the receipt of a written Parent Acquisition Proposal after the date of this Agreement that did not result from a breach of this Section 6.4, effecting a Parent Change of Recommendation, if and only if, prior to taking such action, (i) the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and (ii)(A) the Company shall have received written notice (the “Parent Superior Proposal Notice”) of Parent’s or of the Parent Board, as applicable, intention to take such action at least four (4) Business Days prior to the taking of such action by Parent or the Parent Board, as applicable, which notice shall include the information with respect to such Parent Acquisition Proposal that is specified in Section 6.4(h) (to the extent not previously provided), (B) during the four (4) Business Days following the receipt by the Company of the Parent Superior Proposal Notice (the “Negotiation Period”), Parent, if requested by the Company, shall have made its Representatives available to negotiate with the Company regarding any revisions to the terms of the transactions proposed by the Company in response to such Parent Acquisition Proposal, and (C) at the end of the four (4) Business Day period described in the foregoing clause (B) the Parent Board continues to believe, in good faith after consultation with its outside legal counsel and financial advisors, and after taking into account any modifications to the terms of the Transactions that are proposed in a written offer by the Company after its receipt of the Parent Superior Proposal Notice, that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal and that failure to take such action would be inconsistent with the Parent directors’ fiduciary duties under applicable Law. Any material amendment or modification to such Parent Acquisition Proposal prior to a Parent Change of Recommendation shall require a new Parent Superior Proposal Notice and the Negotiation Period shall be extended by an additional two (2) Business Days from the date of receipt of such new Parent Superior Proposal Notice.

(f)            Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent the Parent Board from, at any time prior to, but not after, the receipt of the Requisite Parent Stockholder Approval, effecting a Parent Change of Recommendation (other than in response to the receipt or making of a Parent Acquisition Proposal, which shall be subject to Section 6.4(e)) if the Parent Board determines that an Intervening Event has occurred and is continuing and if, (i) prior to taking such action, the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the Parent directors’ fiduciary duties under applicable Law; provided, however that Parent shall send to the Company written notice of the Parent Board’s intention to take any such action at least four (4) Business Days prior to the taking of such action by the Parent Board, specifying in reasonable detail the circumstances related to such determination, (ii) during such notice period, Parent, if requested by the Company, shall have made available its Representatives to negotiate with the Company to revise the terms of the this Agreement and (iii) the Parent Board continues to believe, after taking into account any modifications to the terms of the Agreement that are proposed by the Company in a written offer after its receipt of such notice, that failing to take such action would be inconsistent with the Parent directors’ fiduciary duties under applicable Law.

(g)           Parent agrees that it and its Subsidiaries shall, and that they shall cause their respective Representatives to, (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person (other than the parties) conducted prior to the date of this Agreement with respect to any Parent Acquisition Proposal and (ii) request each third party that has heretofore executed a confidentiality agreement that relates to a Parent Acquisition Proposal (other than the Company) to return or destroy all confidential information regarding Parent or its Subsidiaries heretofore furnished to such third party by Parent or on its behalf. Parent agrees that it and its Subsidiaries will take the necessary steps to promptly inform its and its Subsidiaries’ Representatives of the obligations undertaken in this Section 6.4.

(h)           Parent shall promptly notify the Company orally and in writing of any request for information or any inquiries, proposals or offers relating to a Parent Acquisition Proposal indicating, in connection with such notice, the name of such person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers and Parent shall provide to the Company written notice of any such inquiry, proposal or offer within 24 hours of such event and copies of any written or electronic correspondence to or from any person making a Parent Acquisition Proposal (or its Representatives). Parent shall keep the Company informed orally and in writing, as soon as is reasonably practicable, of the status of any Parent Acquisition Proposal, including with respect to the status and material terms of any such proposal or offer and whether any such proposal or offer has been withdrawn or rejected and Parent shall provide to the Company written notice of any such withdrawal or rejection and copies of any written proposals or requests for information within 24 hours. Parent also agrees to provide any information to the Company (not previously provided or made available to the Company) that it is providing to another person pursuant to this Section 6.4 at substantially the same time it provides such information to such other person. All information provided to the Company under this Section 6.4 shall be kept confidential by the Company in accordance with the terms of the Confidentiality Agreement.

(i)            Notwithstanding anything to the contrary, any breach of this Section 6.4 by a Representative of Parent shall be deemed to be a breach of this Section 6.4 by Parent.

Section 6.5            SEC Filings; Parent Stockholders Meeting.

(a)           Parent shall prepare and file with the SEC the Proxy Statement as promptly as reasonably practicable following the date of this Agreement, it being understood that Parent shall use reasonable best efforts to file the Proxy Statement within thirty (30) days after the date hereof and in any event shall file the Proxy Statement with the SEC no later than forty-five (45) days after the date hereof. The Company shall provide to Parent all information relating to the Company that is required to be included in the Proxy Statement. Parent shall use reasonable best efforts to respond to comments from the SEC as promptly as reasonably practicable after such filing. The Proxy Statement shall not incorporate by reference any information from any other filing made with the SEC prior to the date the Proxy Statement is distributed to holders of Parent Common Stock. Parent will cause the Proxy Statement to be distributed to the holders of Parent Common Stock as soon as reasonably practicable, and in any event within five (5) days, after (i) the date that is ten calendar days after the initial Proxy Statement is filed, if the SEC has not indicated by such date that it intends to review the Proxy Statement or (ii) otherwise, the date the SEC indicates it has no further comments to the Proxy Statement (the “Proxy Clearance Date”). Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Shares, or holders of a beneficial interest therein, as may be reasonably requested by Parent in connection with any such action. No filing or distribution of, or amendment or supplement to the Proxy Statement will be made by Parent without the Company’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the Company a reasonable opportunity to review and comment thereon (which comments shall be considered by the other party in good faith); provided, however, that, with respect to documents filed by a party that are incorporated by reference in the Proxy Statement, this right of consent shall apply only with respect to information relating to the other party and its Affiliates, their business, financial condition or results of operations or the transactions contemplated hereby, and provided, further, that Parent, in connection with any Parent Change of Recommendation, may amend or supplement the Proxy Statement (including by incorporation by reference) and may make other filings with the SEC, to effect such Parent Change of Recommendation, and in such event, this right of consent shall apply only with respect to information relating to the Company and its Affiliates or their business, financial condition or results of operations.

(b)           Parent shall promptly notify the Company upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the Company with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement and advise the Company of any oral comments with respect to the Proxy Statement. Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and the Company shall provide to Parent all information relating to the Company that is required to respond to such comments. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Proxy Statement, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein (in light of the circumstances under which they were made), not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the holders of Parent Common Stock.

(c)           As promptly as reasonably practicable after the execution of this Agreement, Parent shall set, in consultation with the Company, a record date for the Parent Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in respect thereof.

As promptly as reasonably practicable following the Proxy Clearance Date, Parent shall duly call and give notice of and convene and hold a meeting of its shareholders (the “Parent Stockholders Meeting”) for the purpose of seeking the Requisite Parent Stockholder Approval. The Parent Stockholders Meeting shall occur no later than ten (10) Business Days after the Proxy Statement is distributed to the holders of Parent Common Stock; provided, however, that Parent may postpone or adjourn the Parent Stockholders Meeting (i) for up to five (5) Business Days, if a quorum has not been established; (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Parent Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s shareholders prior to the Parent Stockholders Meeting; or (iii) if required by applicable Law. In addition, Parent may postpone or adjourn the Parent Stockholders Meeting with the prior written consent of the Company. Parent agrees that the obligation of Parent to call, give notice of, convene and hold the Parent Stockholders Meeting shall not be limited or otherwise affected by (x) the commencement, disclosure, announcement or submission to Parent or its shareholders of any Parent Acquisition Proposal; or (y) any Parent Change of Recommendation. Unless the Parent Board has effected a Parent Change of Recommendation in accordance with Section 6.4, (x) the Proxy Statement shall include the Parent Board Recommendation and (y) Parent shall use its reasonable best efforts to (1) solicit from its shareholders proxies in favor of the approval of the Share Issuance, and (2) take all other action necessary or advisable to secure the Requisite Parent Stockholder Approval.

(d)           If, on the date of the Parent Stockholders Meeting, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, Parent shall at its election or upon written request of the Company adjourn the Parent Stockholders Meeting until such date as shall be mutually agreed upon by Parent and the Company, which date shall not be less than five days nor more than 10 days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use its reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the Requisite Parent Stockholder Approval. Parent shall not adjourn the Parent Stockholder Meeting more than one time pursuant to this Section 6.5(b) unless mutually agreed by Parent and the Company.

Section 6.6            NASDAQ Listing. As promptly as practicable following the date hereof, Parent shall make application to NASDAQ for the listing of the shares of Parent Common Stock to be issued pursuant to the transactions contemplated by this Agreement and use all reasonable best efforts to cause such shares to be approved for listing on NASDAQ, subject to official notice of issuance.

Section 6.7            Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any acquisitions of shares of Parent Common Stock resulting from the Merger by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.8            Appropriate Action; Consents; Filings.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, and without limiting the other provisions of this Section 6.8, each of the parties hereto shall (and shall cause each of their applicable Subsidiaries to) use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement. Without limiting the foregoing, (i) the Company agrees to use its reasonable best efforts to cause the conditions set forth in the Pathfinder Consent and Pathfinder SPA to be satisfied as promptly as practicable, and (ii) each of the parties agrees to use its respective reasonable best efforts to (A) cause the conditions to the Merger set forth in Article VII to be satisfied as promptly as practicable, and (B) obtain all necessary consents, approvals, orders, waivers, and authorizations of, actions or nonactions by, any Governmental Authority necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and make all necessary registrations, declarations and filings with, and notices to, any Governmental Authorities (including pursuant to the HSR Act any other applicable Antitrust Law necessary to start any applicable waiting period) and take all reasonable steps as may be necessary to obtain an approval from, or to avoid a suit, action, proceeding or investigation by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; provided, however, that notwithstanding the foregoing or anything else to the contrary set forth in this Agreement, no party shall be required by this Agreement to (x) agree to any divestitures, licenses, hold separate arrangements or similar matters, including material covenants affecting business operating practices, except to the extent (and each party will agree to any divestitures, licenses, hold separate arrangements or similar matters, including material covenants affecting business operating practices, so long as) any such divestitures, licenses, arrangements, matters or covenants would not reasonably be expected to be material to Parent and the Company, taken as a whole or (y) defend or contest any proceeding by a Governmental Authority which questions the validity or legality of the transactions contemplated by this Agreement or seeks damages in connection therewith. Parent will not take any actions that would preclude, impair or delay the consummation of the Merger.

(b)           Without limiting the general obligations of Parent or Merger Sub under Section 6.8(a), Parent and Merger Sub shall use reasonable best efforts to take, and cause their respective Affiliates to promptly take, and, notwithstanding anything to the contrary contained in this Agreement, including Section 6.1 the Company and its Affiliates shall be permitted to take (without affecting any representation, warranty, covenant or condition in this Agreement), all steps necessary to avoid or eliminate impediments to the transactions contemplated by this Agreement, including obtaining all consents under any Antitrust Laws that may be required by any Governmental Authority so as to enable the parties to close the transactions contemplated by this Agreement, including the Merger, as promptly as practicable.

(c)           In furtherance and not in limitation of the foregoing, each of the parties hereto shall promptly (and in no event later than fifteen (15) Business Days following the date hereof) (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and (ii) make any other appropriate filing required pursuant to any Antitrust Law, and (iii) thereafter promptly any other required submissions under the HSR Act and any other applicable Antitrust Law, in each case, with respect to the transactions contemplated hereby, including the Merger. In furtherance and not in limitation of the foregoing or anything else in this Section 6.8, each party agrees to use its respective reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to cause the expiration or early termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act and any other Antitrust Law as soon as practicable.

(d)           Each of the parties hereto shall use reasonable best efforts to prepare and prefile with the Committee on Foreign Investment in the United States (“CFIUS”) a draft joint voluntary notice and other appropriate documents within the meaning of 31 C.F.R. § 800.401(f) as promptly as practicable after the date of this Agreement, and then as promptly as practicable after notification by CFIUS that the draft joint voluntary notice satisfies all requirements of 31 C.F.R. § 800.402, jointly file with CFIUS a formal joint voluntary notice within the meaning of 31 C.F.R. § 800.402 (a “Notice”). The parties shall use reasonable best efforts to respond to any request for additional information or documentary material by CFIUS or its member agencies as promptly as practicable (and in any event in accordance with applicable regulatory requirements), and prepare and file any other submissions with CFIUS that are formally requested by CFIUS to be made, or which the parties mutually agree should be made, in each case in connection with the transactions contemplated by this Agreement, (collectively with the Notice, “CFIUS Filings”).

(e)           To the extent permitted by applicable law and not prohibited by applicable Governmental Authorities and subject to all applicable privileges (including the attorney client privilege), the parties shall (i) cooperate and coordinate with the other in the making of the CFIUS Filings and in connection with resolving any investigation, request or other inquiry of CFIUS (including, to the extent permitted by applicable law, providing copies, or portions thereof, of all such documents to the non-filing parties prior to filing, except for any exhibits providing the personal identifier information required by 31 C.F.R § 800.402(c)(6)(vi), and considering all reasonable additions, deletions or changes suggested in connection therewith), (ii) supply the other with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such CFIUS Filings, and (iii) subject to Section 6.8(g), use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to obtain CFIUS Approval as promptly as practicable, and to avoid any CFIUS-related impediment to the consummation of the transactions contemplated by this Agreement, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, that CFIUS or any other Governmental Authority may assert with respect to the transactions contemplated by this Agreement.

(f)            Subject to applicable Law and all applicable privileges (including attorney-client privilege) and except as prohibited by any Governmental Authority, each of the parties hereto will promptly inform the other of any material communication from any Governmental Authority regarding the transactions contemplated by this Agreement in connection with any Regulatory Filing or any other filings or submissions with any Governmental Authority relating to the transactions contemplated by this Agreement. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable law or by the applicable Governmental Authority, the parties hereto will (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the transactions contemplated by this Agreement, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other parties reasonably apprised with respect to any material communications with any Governmental Authority regarding the transactions contemplated hereby, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the transactions contemplated by this Agreement, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all such material written communications (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority, and (vi) provide each other (or counsel of each party, as appropriate) with copies of all material written communications to or from any Governmental Authority relating to the transactions contemplated by this Agreement. Any such disclosures, rights to participate, or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable law and provisions of this Agreement.

(g)           Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall, as a condition to receiving CFIUS Approval, be required to agree to any divestitures, licenses, hold separate arrangements or similar matters, including material covenants affecting business operating practices, except to the extent (and each party will agree to any divestitures, licenses, hold separate arrangements or similar matters, including material covenants affecting business operating practices, so long as) any such divestitures, licenses, arrangements, matters or covenants would not reasonably be expected to be material to Parent and the Company, taken as a whole.  Notwithstanding the foregoing, no party to this Agreement shall be required to agree to any term or take or omit to take any action in connection with the CFIUS Approval that is not conditioned upon the consummation of the transactions contemplated by this Agreement.

(h)           Each of Parent and the Company shall be responsible for 50% of all filing fees payable by the parties and their respective Affiliates in connection with obtaining the Antitrust Approvals and CFIUS Approval (collectively “Shared Filing Fees”). If either Parent or the Company, or any of their respective Affiliates, pays any Shared Filings Fees, the other party shall promptly reimburse the paying party for 50% of the amount of such Shared Filing Fees upon presentation of an invoice therefor.

Section 6.9            Access to Information; Confidentiality.

(a)           From the date of this Agreement to the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, subject to the reasonable restrictions imposed from time to time upon advice of counsel, the Company will, and will cause its Subsidiaries to, provide to Parent and its authorized Representatives (a) reasonable access during normal business hours and upon reasonable prior notice from Parent to their respective properties, books, contracts and records as Parent may reasonably request (provided that Parent and its authorized Representatives shall not conduct or cause to be conducted any sampling, testing or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media at any real property or facility owned, leased or operated by the Company or its Subsidiaries) and (b) such financial and operating data of the Company and its Subsidiaries as Parent may reasonably request that is reasonably available to the Company. Notwithstanding the foregoing, the Company shall not be required to provide access to, or cause its Subsidiaries to provide access to, or disclose (i) any information or documents which would (in the reasonable judgment of the Company) be reasonably likely to (A) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries, (B) violate any applicable Laws, or (C) unreasonably disrupt the businesses and operations of the Company or any of its Subsidiaries, or (ii) if the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties in a litigation, any information that is reasonably pertinent thereto. All information exchanged pursuant to this Section 6.9(a) shall be subject to the Confidentiality Agreement and the parties shall comply with, and shall cause their respective Representatives (as defined in the Confidentiality Agreement) to comply with, all of their respective obligations thereunder.

(b)           From the date of this Agreement to the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, subject to the reasonable restrictions imposed from time to time upon advice of counsel, Parent will, and will cause its Subsidiaries to, provide to the Company and its authorized Representatives such financial and operating data of Parent and its Subsidiaries as the Company may reasonably request that is reasonably available to Parent. Notwithstanding the foregoing, Parent shall not be required to provide access to, or cause its Subsidiaries to provide access to, or disclose (i) any information or documents which would (in the reasonable judgment of Parent) be reasonably likely to (A) constitute a waiver of the attorney-client or other privilege held by Parent or any of its Subsidiaries, (B) violate any applicable Laws, or (C) unreasonably disrupt the businesses and operations of Parent or any of its Subsidiaries, or (ii) if Parent or any of its Affiliates, on the one hand, and the Company or any of its Affiliates, on the other hand, are adverse parties in a litigation, any information that is reasonably pertinent thereto. All information exchanged pursuant to this Section 6.9(b) shall be subject to the Confidentiality Agreement and the parties shall comply with, and shall cause their respective Representatives (as defined in the Confidentiality Agreement) to comply with, all of their respective obligations thereunder.

Section 6.10          Directors’ and Officers’ Indemnification and Insurance.

(a)           Parent and Merger Sub agree that all rights to exculpation and indemnification (and all rights to advancement of expenses relating thereto) for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement, including the Merger), now existing in favor of the D&O Indemnitees as provided in the Governing Documents of the Company (or the Governing Documents of any of the Company’s Subsidiaries or Affiliates as in effect on the date of this Agreement) or in any Contract shall survive the Merger and shall continue in full force and effect. From and after the Effective Time, Parent and the Surviving Company shall (and Parent shall cause the Surviving Company to) indemnify, defend and hold harmless, and advance expenses to, D&O Indemnitees with respect to any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, Liabilities and amounts paid in settlement in connection with any claim or Action, whether civil, criminal, administrative or investigative, to the extent such claim or Action arises out of or pertains to (i) any act or omission by the D&O Indemnitees in their capacities as such at any time at or prior to the Effective Time or (ii) the Merger, this Agreement and any transactions contemplated hereby, in either case, to the fullest extent permitted by (A) the Governing Documents of the Company (or the Governing Documents of any of the Company’s Subsidiaries or Affiliates as in effect on the date of this Agreement), (B) any indemnification agreement of the Company or its Subsidiaries or other applicable Contract as in effect on the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O Indemnitees or (C) applicable Law. Parent shall cause the Governing Documents of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability that are no less favorable to the D&O Indemnitees than those set forth in the Governing Documents of the Company and the Governing Documents of the Company’s Subsidiaries as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O Indemnitees.

(b)           Prior to the Effective Time, the Company shall obtain a non-cancelable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least seven (7) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. The costs payable in connection with the D&O Insurance shall constitute a Company Expense. Parent shall cause the D&O Insurance to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Company.

(c)           If Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.10.

(d)           The D&O Indemnitees to whom this Section 6.10 applies shall be third party beneficiaries of this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of each D&O Indemnitee and his or her successors, heirs or representatives. Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any D&O Indemnitee in enforcing the indemnity and other obligations provided in this Section 6.10.

Section 6.11          Notification of Certain Matters; Certain Actions. The Company shall give prompt notice to Parent, and Parent and Merger Sub shall give prompt notice to the Company and the Shareholder Representative, of (a) any written notice received by such party from (i) any Governmental

Authority in connection with the approval of the transactions contemplated by this Agreement, the Merger or the transactions contemplated hereby, or (ii) any other Person alleging that the consent of such Person is or may be required in connection with the Merger or the transactions contemplated hereby, if, in the case of clause (ii), the subject matter of such written notice or the failure of such party to obtain such consent would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, and (b) any Actions commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party or any of its directors or Affiliates which relate to this Agreement, the Merger or the transactions contemplated hereby.  Each party shall control the defense or settlement of any Actions against such party or any of its directors or Affiliates which relate to this Agreement, the Merger or the transactions contemplated hereby; provided that each party shall give the other parties hereto reasonable opportunity to participate, at such other parties’ expense, in such Actions and each party shall consult with the other parties hereto and consider in good faith all advice and recommendations of such other parties prior to settling any such Actions.

Section 6.12          Public Announcements. The initial press release(s) announcing the execution of this Agreement shall be in a form mutually agreed upon by Parent and the Company. Parent and the Company shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment on, any other press release or other public announcements with respect to this Agreement or the transactions contemplated hereby, and neither the Company nor Parent (nor any of their respective Affiliates) shall issue any such press release or make any such other public announcement without the consent of the other, except that no such consent shall be required to the extent otherwise provided by this Agreement or with respect to any disclosures as may be required by applicable Law, Order or court process. Notwithstanding any other provision of this Agreement, (i) the requirements of this Section 6.12 shall not apply to any disclosure by Company or Parent of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement and (ii) Parent shall not be required by any provision of this Agreement to consult with, or obtain any approval from, any other party with respect to a public announcement or press release issued in connection with the receipt and existence of a Parent Acquisition Proposal and matters related thereto or a Parent Change of Recommendation in accordance with Section 6.4.

Section 6.13          Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to comply with this Agreement, perform its obligations under this Agreement and to consummate the Merger, in each case, on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness or Liabilities.

Section 6.14          Employee Matters.

(a)           During the period immediately following the Closing Date until the first (1st) anniversary of the Closing Date (the “Benefits Continuation Period”), Parent shall provide, or cause to be provided, for those employees of the Company or any of its Subsidiaries who continue as employees of Parent or any of its Subsidiaries (including the Surviving Company and its Subsidiaries) during all or a portion of the Benefits Continuation Period (the “Continuing Employees”), (i) base salary or wage rates and target bonus opportunities that are, in each case, no less favorable than the base salary or wage rates and target bonus opportunities provided to such Continuing Employees by the Company or any of its Subsidiaries immediately prior to the Closing Date, (ii) (A) during the portion of the Benefits Continuation Period that is prior to January 1, 2021, eligibility for employee benefits pursuant to employee benefit plans, programs, policies and arrangements that are substantially comparable in the aggregate to those provided to such Continuing Employees by the Company or any of its Subsidiaries immediately prior to the Closing Date under Company Benefit Plans set forth on Section 4.15(a) of the Company Disclosure Letter or as

otherwise required by applicable Law, and (B) during the portion of the Benefits Continuation Period that is on or after January 1, 2021 (if any), eligibility for employee benefits pursuant to employee benefit plans, programs, policies and arrangements that are substantially comparable in the aggregate to those provided to either (1) such Continuing Employees by the Company or any of its Subsidiaries immediately prior to the Closing Date under Company Benefit Plans set forth on Section 4.15(a) of the Company Disclosure Letter or as otherwise required by applicable Law, or (2) similarly situated employees of Parent or its applicable Affiliates (provided, that, in each of (A) and (B), the foregoing comparisons shall not apply to equity- or equity-based incentive, non-qualified deferred, supplemental retirement, transaction, change in control, or retention-related (or other one-time) compensation or defined benefit pension or retiree medical benefits), and (iii) severance benefits that are no less favorable in the aggregate than those provided to Continuing Employees pursuant to any Company Benefit Plan set forth on Section 4.15(a) of the Company Disclosure Letter or applicable Law, in each case, as in effect immediately prior to the Closing Date.

(b)           With respect to any benefit plan or arrangement (other than equity or equity-based plans or programs) maintained by Parent or any of its Subsidiaries in which any Continuing Employee is eligible to participate on or after the Closing Date, as of the Closing Date, where applicable, Parent or any of its Subsidiaries shall use commercially reasonable efforts to cause each Continuing Employee to receive full credit for purposes of determining eligibility to participate, level of benefits, vesting and, solely for the purposes of any severance and vacation plan, practice or policy and any Company Benefit Plan qualified under Section 401(a) of the Code (but not any defined benefit pension plan), benefit accrual, and each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer) prior to the Closing Date shall be treated as service with Parent and its Subsidiaries as of the Closing Date; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits for the same period of service.

(c)           With respect to any health and welfare plan maintained by Parent or any of its Affiliates in which any Continuing Employee is eligible to participate on or after the Closing Date, Parent shall use commercially reasonable efforts, and shall use commercially reasonable efforts to cause its Affiliates (including the Surviving Company and its Subsidiaries) to, (i) waive, or cause to be waived, preexisting condition limitations or exclusions, actively-at-work requirements, waiting periods and any other restrictions that would prevent immediate or full participation by and coverage of each Continuing Employee (and his or her eligible dependents) and (ii) to the extent any such Continuing Employee has satisfied any deductible or co-payments, recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the medical, dental, vision or prescription drug plans in which each Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Closing Date.

(d)           Without limiting the generality of Section 10.9, nothing in this Section 6.14, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto and their respective successors and assigns, including any current or former employee or other service provider of the Company or any of its Subsidiaries, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish or constitute an amendment, termination or modification of, or an undertaking to establish, amend or terminate or modify, any benefit plan, program, agreement or arrangement of the Company, Parent, or any of their Subsidiaries, or (iii) shall create any obligation on the part of Parent or any of its Subsidiaries to employ or engage any employee or other service provider of the Company or any of its Subsidiaries for any period following the Effective Time.

Section 6.15          Section 280G. Prior to the Closing, the Company shall seek to obtain from each “disqualified individual” (as defined in Section 280G of the Code (together with the Treasury

Regulations promulgated thereunder, “Section 280G”)) with respect to the Company who is entitled to receive payments and/or benefits that would constitute “parachute payments” (as defined in Section 280G) in connection with or otherwise related to the transactions contemplated by this Agreement, a waiver of a portion of any such parachute payments or benefits exceeding one dollar less than three times the disqualified individual’s “base amount” (as defined in Section 280G) (the waived payments and benefits shall be collectively referred to as the “Section 280G Waived Payments”); provided, that in no event will this Section 6.15 be construed to require the Company to compel any Person to waive any existing rights under any contract or agreement that such Person has with the Company or any of its Subsidiaries and in no event will the Company be deemed in breach of this Section 6.15 if any such Person refuses to waive any such rights after the Company has sought to obtain such waiver. Prior to the Closing Date, the Company shall submit for shareholder approval all Section 280G Waived Payments in accordance with the terms of Section 280G (the “Section 280G Vote”). In connection with the foregoing, Parent shall provide the Company with all information reasonably necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by Parent together with all other payments and benefits, could reasonably be considered “parachute payments” within the meaning of Section 280G at least five (5) days prior to the Closing Date (and shall, upon request, further provide any such updated information as is reasonably necessary prior to the Closing Date). The determination of which payments or benefits may be deemed to constitute “parachute payments”, the form of waiver described herein, the disclosure statement and any other materials to be submitted to the Company’s shareholders in connection with the Section 280G Vote, and the calculations related to Section 280G Waived Payments and any other documentation related to the foregoing shall be subject to advance review and comment by Parent, and the Company shall consider and take into account in good faith any reasonable comments made by Parent.

Section 6.16          Tax Matters.

(a)           Assistance and Cooperation. After the Closing Date, the Shareholder Representative, Parent, the Company and each of the Company’s Subsidiaries shall reasonably cooperate with one another with respect to the administration of Tax matters pertaining to the Company and its Subsidiaries, including in connection with the preparation and filing of Tax Returns and the administration of Tax audits, examinations or other proceedings.

(b)           Other Tax Matters. For the avoidance of doubt, Parent shall be entitled to make (or cause to be made) elections under section 338(g) of the Code with respect to the acquisition of the Company and each of its Subsidiaries that is organized in a jurisdiction located outside the United States. Notwithstanding anything else in this Agreement, nothing in this Agreement shall give the Shareholder Representative or any Company Equityholder any right to access or review any Tax Return or Tax information that does not relate solely to the Company or any of its Subsidiaries, to limit any action to be taken by Purchaser or its Affiliates with respect to a Tax Return that includes an entity other than the Company or any of its Subsidiaries, or to review or otherwise participate in Tax matters pertaining to the U.S. federal income Tax consolidated group that includes Parent.

(c)           Israeli Option Tax Ruling. The Company will cause its Israeli counsel, advisors or accountants, in consultation with Parent and its counsel, advisors or accountants, to prepare and following Parent’s written approval (which shall not be unreasonably withheld, conditioned or delayed), file with the ITA an application for the Option Tax Ruling. Each of the Company and Parent shall cause their respective Israeli counsels, advisors and/or accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling. For the avoidance of doubt, the final language of the Option Tax Ruling shall be subject to Parent’s written confirmation.

(d)           Tax Returns. Parent shall prepare, or cause to be prepared, all Tax Returns of the Company and its Subsidiaries with respect to Tax periods (or portions thereof) ending on or prior to the Closing Date that are required to be filed after the Closing Date and all Tax Returns with respect to Sale Property Taxes (“Company Tax Returns”).  To the extent that a Company Tax Return relates to Indemnified Taxes for which any Parent Indemnified Party may make an indemnity claim pursuant to Section 9.2(a)(iii) in excess of $350,000, Parent shall provide a copy of any such Tax Return to the Shareholder Representative at least 15 days prior to the applicable due date in the case of an income Tax Return (or as soon as reasonably practicable thereafter in the case of any non-income Tax Return) for the Shareholder Representative’s review and comment, and (C) consider in good faith any reasonable revision or comment that relates to Indemnified Taxes provided by the Shareholder Representative at least five (5) days prior to the due date for the applicable Tax Return before finalizing and filing such Tax Returns. The Shareholder Representative shall control any Tax Return related to Sale Property Taxes (a “Sale Property Tax Return”). Shareholder representative shall provide a copy of any Sale Property Tax Return to Parent as soon as reasonably practicable for Parent’s review and comment and shall consider in good faith any reasonable revision or comment provided by Parent.

(e)           Post-Closing Actions.

(i)            Notwithstanding anything else in this Agreement, after the Closing, Parent shall be entitled to cause the Company and its Subsidiaries to effect the repayment, unwinding or other settlement of any intercompany position described in clause (d) of the definition of Indemnified Taxes (including for this purpose any transfer, distribution, contribution or other transaction it determines appropriate in connection with such settlement, and including for this entering into any voluntary disclosure or similar Tax arrangement with a Governmental Authority pursuant to any program or initiative instituted by such Governmental Authority), and such actions shall in no event limit any indemnification recoveries available to Parent or its Affiliates pursuant to Section 9.2(a)(iii) of this Agreement.  With respect to any action described in the immediately preceding sentence that would result in an indemnification claim pursuant to Section 9.2(a)(iii) in excess of $350,000, Parent shall provide to the Shareholder Representative at least 10 Business Days prior notice of Parent’s intent to take or cause the taking of such action, shall provide an estimate (if reasonably available) of the amount of any Losses indemnifiable pursuant to Section 9.2(a)(iii) with respect to the taking of such action, and shall consider any comments of the Shareholder Representative with respect to such action in good faith.

(ii)           Without limiting the provisions of Section 6.16(e)(i), which shall control with respect to the matters described therein, prior to the earlier of (i) the end of the Escrow Period and (ii) the date on which no portion of the Escrow Stock Amount remains in the Indemnity Escrow Account, Parent shall not (and shall not permit any Person to) (a) amend, re-file or supplement any Tax Return of the Company and its Subsidiaries with respect to a Pre-Lockbox Tax Period; (b) make any Tax election with respect to the Company and its Subsidiaries for a Pre-Lockbox Tax Period; or (c) initiate or enter into any voluntary disclosure agreement or program or similar arrangement with any Tax authority regarding any Tax or Tax Return of the Company and its Subsidiaries with respect to a Pre-Lockbox Tax Period which, in each case, would reasonably be expected to give rise to any liability of the Parent Indemnified Parties pursuant to Section 9.2(a)(iii).  For the avoidance of doubt, the provisions of this Section 6.16(e)(ii) shall not prevent Parent from taking or causing another person to take any of the actions enumerated in this section 6.16(e)(ii) to the extent Parent will not make an indemnity claim with respect to such action.

(f)            Tax Allocations. Wherever necessary pursuant to this Agreement to allocate Taxes in respect of a Straddle Tax Period, (x) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, such Taxes shall be allocated to the period prior to the Lockbox Date according to amount of such Tax for the entire Straddle Tax Period multiplied by a fraction the numerator of which is the number of days in the Straddle Tax Period ending on and including the Lockbox Date and the denominator of which is the number of days in the entire Straddle Tax Period, and (y) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, Taxes in the amount that would be payable if the relevant Straddle Tax Period ended on and included the Lockbox Date shall be allocated to the period prior to the Lockbox Date. All determinations necessary to give effect to the allocation set forth in the foregoing sentence shall be made in a manner consistent with prior practice of the Company and its Subsidiaries.

(g)           Chinese Tax Filing. Promptly after the date hereof (and in no event later than thirty days after the date hereof), the Company shall file any Tax Returns and pay any Taxes (or cause such Tax Returns to be filed or such Taxes to be paid) to the extent required to ensure that no Taxes or associated withholding obligations are imposed in connection with the transactions contemplated by this Agreement as a result of the People’s Republic of China Administration of Taxation Circular 7 (2015) (or any similar or associated Laws).  The Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent in connection with such matters, and shall provide a copy of any filings to be made to Chinese taxing authorities in connection with the matters described in this section 6.16(h).

Section 6.17          R&W Insurance Policies.

(a)           Parent shall use reasonable best efforts to have bound coverage under the Parent R&W Insurance Policy promptly after the date hereof and will deliver a true and correct copy of the Parent R&W Insurance Policy to the Company. The Parent R&W Insurance Policy will include a waiver by the insurer of any right of subrogation that would permit the insurer to subrogate or otherwise make or bring any claim against the Company Equityholders or the CVR Holders, other than in the case of Fraud, and each Company Equityholder and each CVR Holder is a third party beneficiary of such waiver. Parent, Merger Sub and their respective Affiliates shall not amend, waive or otherwise modify the subrogation provision under the Parent R&W Insurance Policy in any manner that would allow the insurer thereunder to subrogate or otherwise make or bring any claim against the Company Equityholders or the Shareholder Representative. All premiums, underwriting fees and similar costs associated with Parent obtaining the Parent R&W Insurance Policy shall be borne by Parent.

(b)           If the Company binds coverage under the Company R&W Insurance Policy, the Company will deliver a true and correct copy of the Company R&W Insurance Policy to Parent. If the Company binds the Company R&W Insurance Policy, such policy will include a waiver by the insurer of any right of subrogation that would permit the insurer to subrogate or otherwise make or bring any claim against Parent, other than in the case of Fraud, and Parent is a third party beneficiary of such waiver. The Company and its respective Affiliates shall not amend, waive or otherwise modify the subrogation provision under the Company R&W Insurance Policy in any manner that would allow the insurer thereunder to subrogate or otherwise make or bring any claim against the Parent or the holders of Parent Common Stock. All premiums, underwriting fees and similar costs associated with Parent obtaining the Company R&W Insurance Policy shall be borne by the Company.

Section 6.18          Termination of Certain Agreements. On and as of the Closing, the Company shall take all actions necessary to (i) settle in cash any amounts outstanding under the Related Party Agreements set forth on Section 6.18 of the Company Disclosure Letter as of immediately prior to the Closing and (ii) cause the Investor Agreement and Related Party Agreements to be terminated without any further force and effect, in each case, in a manner that does not result in any material Tax liability to the Company or any of its Affiliates, and there shall be no further obligations of any of the relevant parties thereunder following the Closing, except as otherwise set forth on Section 6.18 of the Company Disclosure Letter.

Section 6.19          Financing Cooperation.

(a)           The Company shall use its reasonable best efforts to provide, and to cause its Subsidiaries and its and their relevant Representatives to provide, such assistance with the Debt Financing as is reasonably requested by Parent and Merger Sub, including without limitation reasonable best efforts to: (i) cause appropriate members of senior management of the Company to assist with the preparation of rating agency presentations and participate in a reasonable number of meetings with rating agencies upon reasonable advance notice; (ii) (A) provide customary assistance in the preparation and negotiation of the applicable Debt Financing Documents and (B) in the case of the Company and its Subsidiaries, execute and deliver the applicable Debt Financing Documents as they pertain to the Company and its Subsidiaries; and (iii) facilitate the satisfaction on a timely basis of all conditions precedent and obligations set forth in the Debt Commitment Letter, including by (A)  providing Parent, Merger Sub and the Financing Sources with the Required Information, (B) participating in the marketing efforts of Parent, Merger Sub and the Financing Sources, including direct participation by appropriate members of the Company’s senior management in (1) the preparation of the Marketing Material that pertains to the Company and its Subsidiaries and (2) one in-person meeting and a reasonable number of electronic meetings with prospective lenders and debt investors upon reasonable advance notice, (C) delivery, by no later than four (4) Business Days prior to the Closing Date, of all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, OFAC, FCPA and the Investment Company Act, and under beneficial ownership rules and regulations, to the extent requested by Parent or Merger Sub no less than nine (9) Business Days prior to the Closing Date, (D) delivery of corporate organizational documents of the Company and its Subsidiaries and delivery of the information required to perform customary lien searches on the Company and its Subsidiaries, and (E) delivery, on the Closing Date, of original certificated securities of the Company and its Subsidiaries (with transfer powers executed in blank) to the extent necessary for the creation and perfection of liens securing the Debt Financing.

(b)           The Company hereby consents to the use of all of its and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is reasonable and customary for such purposes and that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(c)           The Company shall and shall cause each of its Subsidiaries to deliver all notices and take other actions reasonably requested by Parent required to facilitate the termination of commitments under the Credit Agreement, repayment in full of all obligations under the Credit Agreement and release of any Liens and guarantees in connection therewith on the Closing Date. The Company shall, and shall cause its Subsidiaries to, furnish to Parent, no later than two (2) Business Days prior to the Closing Date, a customary payoff letter with respect to the Credit Agreement (the “Payoff Letter”) in substantially final form and in form and substance reasonably satisfactory to Parent from all financial institutions and other Persons to which Indebtedness under the Credit Agreement are owed, or the applicable agent, trustee or other representative on behalf of all such Persons, which Payoff Letter shall (x) indicate the total amount required to be paid under the Credit Agreement to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to such Indebtedness and other obligations as of the Closing Date (each such amount, a “Payoff Amount”) and (y) state that all obligations (including guarantees) in respect thereof and Liens in connection therewith on the equity interests in and assets of the Company and each applicable Subsidiary of the Company shall be, substantially concurrently with the receipt of the applicable Payoff Amount on the Closing Date by the Persons holding such Indebtedness or other obligations, be released and terminated, or arrangements satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit thereunder.

(d)           Notwithstanding the foregoing, nothing in this Section 6.19 shall require the Company, its Subsidiaries or any of its or their relevant Representatives, to: (i) take any action in respect of the Debt Financing to the extent that such action would cause any condition to Closing set forth in Article VII to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by the Company; (ii) take any action in respect of the Debt Financing that would conflict with or violate the Company’s or any of its Subsidiary’s organizational documents, any applicable Law or any Material Company Contract; (iii) take any action to the extent such action would unreasonably interfere with the business or operations of the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated; (iv) execute and deliver any letter, agreement, registration statement, document or certificate in connection with the Debt Financing (except the authorization letters contemplated by clause (c) of the definition of “Debt Financing Documents”, notices of prepayment (including the Payoff Letter) and terminations in connection therewith and borrowing notices) or take any corporation action, except in each case to the extent (A) conditioned upon consummation of the transactions contemplated by this Agreement and (B) Parent and Merger Sub have determined that the applicable director, officer or signatory shall continue in such capacity after the Closing Date; (v) pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date (except the authorization letters contemplated by clause (c) of the definition of “Debt Financing Documents”, notices of prepayment (including the Payoff Letter) and borrowing notices); (vi) issue on its own behalf any bank information memoranda, high-yield offering prospectuses, other memoranda required in relation to the Debt Financing or issue any Marketing Material, it being understood that any such documents shall reflect Merger Sub and/or the Surviving Corporation and/or its Subsidiaries as obligors; (vii) provide or procure any legal opinion or other opinion of counsel in connection with the Debt Financing or (viii) jeopardize any attorney-client privilege (but the Company shall use its reasonable best efforts to grant access to or otherwise disclose information that is subject to such privilege in a manner which would not jeopardize such privilege). It is further understood and agreed that any information with respect to the prospects and plans for the Company’s business and operations in connection with the Debt Financing will be the sole responsibility of Parent and Merger Sub, and none of the Company, the Subsidiaries or any of their respective Representatives shall have any liability or be required to provide any information or make any representations with respect to the capital structure that will be in effect following the Closing Date, the incurrence of the Debt Financing, pro forma financial statements, similar pro forma information or the manner in which Parent intends to operate, or cause to be operated, the Company and its Subsidiaries after the Closing.

(e)           Except to the extent disclosed with the consent of the Company or in connection with the Debt Financing and subject to customary confidentiality undertakings with respect thereto (which may include customary “click-through” confidentiality agreements), all confidential information provided by the Company or any of its Subsidiaries or any of its or their Representatives pursuant to this Section 6.19 shall be kept confidential in accordance with the Confidentiality Agreement.

(f)            Parent and Merger Sub acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, (i) their obligations to perform their respective agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on obtaining of the Debt Financing or any alternative financing or on the performance of any party to any Debt Commitment Letter and (ii) the Company and its Subsidiaries shall be deemed to have complied with their obligations under this Section 6.19 for all purposes of this Agreement unless the Debt

Financing has not been obtained primarily as a result of the Company’s or any of its Subsidiaries’ Willful and Material Breach of its obligations under this Section 6.19.

(g)           Parent and Merger Sub shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.19 and shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with the arrangement of any Debt Financing and any information used in connection therewith, except to the extent such losses, damages, claims, costs or expenses result from the gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or its or their respective Representatives, and the foregoing obligations shall survive termination of this Agreement.

Section 6.20          Financing.

(a)           Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing as promptly as practicable following the date of this Agreement and to consummate the Debt Financing, and obtain the proceeds thereof, on or prior to the Closing Date on the terms and conditions set forth in the Debt Commitment Letter.  Such actions shall include, but not be limited to, the following:

(i)            maintaining in effect and complying with its obligations under the Debt Commitment Letter; provided that Parent and Merger Sub may replace or amend the Debt Commitment Letter so long as such replacement or amendment (A) provides for Debt Financing in an amount not less than the existing Debt Commitment Letter, (B) does not contain conditions precedent to the funding thereof that are additions to the conditions precedent with respect to the Debt Financing set forth in the existing Debt Commitment Letter, (C) would not reasonably be expected to prevent, impair or delay the consummation of the transactions contemplated by this Agreement and (D) would not adversely affect the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or the Financing Agreements (it being understood that a replacement or amendment may include a replacement or substitution of Debt Financing Sources);

(ii)           participation by senior management of Parent in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies;

(iii)          satisfying, or causing their respective Representatives to satisfy, on a timely basis, or obtaining waivers of, all Financing Conditions and all conditions contemplated by the Debt Financing Documents (it being understood and agreed that such conditions shall be limited to the Financing Conditions);

(iv)          negotiating, executing and delivering Debt Financing Documents that reflect the terms contained in the Debt Commitment Letter (including any “market flex” provisions related thereto); and

(v)           enforcing their rights under the Debt Commitment Letter.

(b)           Parent and Merger Sub shall keep the Company reasonably informed, upon the Company’s request, with respect to all material activity concerning the status of the Debt Financing contemplated by the Debt Commitment Letter and shall give the Company notice of any material adverse change with respect thereto as promptly as practicable. Parent and Merger Sub shall give the Company prompt written notice of any default, breach or repudiation by any party to the Debt Commitment Letter, or any termination the Debt Commitment Letter, in each case, of which Parent, Merger Sub or any of their respective Affiliates becomes aware.

(c)           Without limiting Parent’s and Merger Sub’s other obligations under this Section 6.20, if a Financing Failure Event occurs Parent and Merger Sub shall (i) promptly notify the Company of such Financing Failure Event and the reasons therefor, (ii) in consultation with the Company, arrange and obtain alternative debt financing from alternative financing sources (A) in an amount sufficient to make the Required Payment Amount and consummate the transactions contemplated by this Agreement and (B) upon terms no less favorable, taken as a whole, than the existing Debt Commitment Letter and that in any event do not impose additional conditions precedent or expand upon the conditions precedent set forth in the existing Debt Commitment Letter (such alternative debt financing, an “Alternative Financing”), and negotiate and enter into definitive agreements with respect to such Alternative Financing from the same or alternative sources, and (iii) obtain, and when obtained, provide the Company with a copy of, a new financing commitment that provides for the Alternative Financing including any related fee letters (with redactions of only the fee amounts payable on the Closing Date to the financing sources thereunder and of the amounts by which interest rates or OID may change; provided that no redactions have been made of terms that could affect the availability of, or conditionality applicable to the funding of, the Debt Financing or reduce the net proceeds thereof to an amount, when combined with other funds available to Parent and Merger Sub at Closing, less than the amount necessary to pay the Required Payment Amount) (including all exhibits, schedules and annexes thereto and together with the related fee letters, the “New Debt Commitment Letter”). In the event any Alternative Financing is obtained and a New Debt Commitment Letter is entered into in accordance with this Section 6.20(c) (i) any reference in this Agreement to “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (ii) below, and (ii) any reference in this Agreement to the “Debt Commitment Letter” (or defined terms that use such phrase) shall be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter, as the case may be, at the time in question and any New Debt Commitment Letter to the extent then in effect; provided that in no event shall the Company’s obligations to cooperate in respect of the Debt Financing pursuant to this Agreement (including, without limitation, pursuant to Section 6.19 this Agreement) be expanded in connection with any Alternative Financing (but for the avoidance of doubt, the Company’s obligations set forth in Section 6.19 shall continue to apply with respect to any Alternative Financing, but to no greater extent than would have been required in connection with the Debt Financing contemplated by the Debt Commitment Letter in effect on the date hereof).

(d)           None of Parent and Merger Sub nor any of their respective Affiliates shall agree to or permit any amendment, modification, supplement, restatement, assignment, substitution or replacement of (or grant any waiver of any condition, remedy or other provision under) the Debt Commitment Letter or any Debt Financing Document except for substitutions and replacements pursuant to (a) or Section 6.20(c).

Section 6.21          Merger Proposal; Shareholders Meeting.

(a)           As promptly as practicable following the date hereof, the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.21 accordingly):

(i)                                     cause an agreed upon merger proposal (in the Hebrew language) in the form designated by the Companies Registrar (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;

(ii)                                  deliver the Merger Proposal to the Companies Registrar for the purpose thereof, signed by an authorized director of each of the Merger Sub and Company, within three (3) days from the calling of the shareholders meetings in accordance with Section 317(a) of the ICL;

(iii)                               the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar;

(iv)                              promptly after the Company shall have complied with clauses (iii) and (v)(A) of this Section 6.21 but in any event no more than three (3) business days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL;

(v)                                 each of the Company and, if applicable, Merger Sub, shall: (A) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two (2) daily Israeli newspapers published in Hebrew, on the day that the Merger Proposal is submitted to the Companies Registrar, and (y) a popular newspaper in New York within three (3) business days after the date on which the Merger Proposal is delivered to the Companies Registrar; (B) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “principal creditors” (as such term is defined in the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in clause (v)(A)(x) of this Section 6.21(a); and (C) send to the Company’s “employees committee” (Va’ad Ovdim) (if any) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (v)(A)(x) of this Section 6.21), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar;

(vi)                              not later than three (3) days after the date on which the Requisite Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL) inform the Companies Registrar of such approval; and

(vii)                           in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar, provided that such date is not earlier than thirty (30) days from the date of the shareholder meetings of each of the Company and Merger Sub and not earlier than fifty (50) days from the date on which the Merger Proposals were submitted to the Companies Registrar pursuant to the ICL.

For purposes of this Section 6.21(a), “business day” shall have the meaning set forth in the Israeli Companies Regulations (Merger), 2000 promulgated under the ICL.

Notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place.

Section 6.22                             Real Property Matters. The Company shall have the right, but not the obligation, to sell the parcels of Owned Real Property located at (a) Parcels 319, 320 and 323 in Block 6368 in Givat Shmuel, south of the Ramat Siv Industrial Zone, and (b) 12987/20069 parts in Parcel 161 in Block 6368 (the “Sale Property”) to a third party on such terms as are consented to by Parent (such consent not to be unreasonably withheld, conditioned or delayed), provided that such terms shall include a lease-back arrangement on the terms set forth in Section 6.22 of the Company Disclosure Letter (the “Lease-Back Terms”), provided further that any Net Sale Proceeds from such sale shall be deposited and maintained in a segregated, interest-bearing account of the Company until the Closing. In the event that the Company does not sell the Sale Property prior to Closing, then Company shall exercise its put option pursuant to the Real Estate Put Agreement, and shall cause Global Village Advisory Ltd. or one of its Affiliates (“Global Village”) to purchase the Sale Property from the Company and enter into a lease-back arrangement with the Company on the Lease-Back Terms immediately prior to the Closing. If the Company exercises its put option pursuant to the Real Estate Put Agreement, Global Village may elect to satisfy the purchase price for the Sale Property by offset of cash amounts otherwise payable to Global Village, or any of its Affiliates, pursuant to Section 3.1 net of any withholding pursuant to Section 3.13 and provided that such arrangement does not result in any material Tax liability of the Company or any of its Subsidiaries.

Section 6.23                             Replacement Guarantees.

(a)                                 Section 6.23 of the Company Disclosure Letter sets forth certain outstanding guarantees (“Company Guarantees”) extended by certain Related Parties of the Company (“Company Guaranteeing Parties”) on behalf of Company. The Company shall use commercially reasonable efforts to secure the full release, effective as of the Closing Date, of the Company Guaranteeing Parties by the beneficiaries or other counterparties to the Company Guarantees; provided that, without the written consent of Parent (not to be unreasonably withheld, delayed or conditioned), the Company shall not agree to make any payment to any such beneficiary or other counterparty or amend in any manner adverse to the Company any obligation supported by any Company Guarantee in order to secure such release. Parent shall provide any information reasonably requested by the beneficiaries or counterparties of any Company Guarantees in connection with the matters contemplated by this Section 6.23, including information with respect to the creditworthiness of Parent and the Surviving Company.

(b)                                 In the event that definitive arrangements have not been made as of ten (10) Business Days prior to the Closing for the Company Guaranteeing Parties to be released from any Company Guarantee by the beneficiaries or other counterparties of such Company Guarantee as of the Closing Date, then Parent shall (i) propose to substitute Parent guarantees to replace the Company Guarantees at or prior to the Closing (and, if accepted by the counterparties to any Company Guarantees, Parent shall issue such Parent guarantees in replacement thereof at the Closing) and (ii) to the extent permitted by applicable Law and the terms thereof (including any requirement to seek consent of the counterparty), assume all obligations under each Company Guarantee, in each case in order to secure the full release, effective as of the Closing Date, of the Company Guaranteeing Parties from any obligations under the Company Guarantees.

(c)                                  Subject to the receipt of any required third party consents, the Company Guarantees shall be canceled and terminated or fully assumed by Parent as of the Closing Date, and the Company Guaranteeing Parties have no further obligation or liability (contingent or otherwise) under such Company Guarantees from and after the Closing Date. If any Company Guarantee has not been canceled and terminated or fully assumed by Parent as of the Closing Date, then following the Closing, (i) Parent shall indemnify and hold harmless the Company Guaranteeing Parties from and against any and all Losses suffered or incurred by them after the Closing Date in connection with the Company Guarantees, and (ii) Parent shall not, without the applicable Company Guaranteeing Party’s prior written consent, amend in any manner adverse to the Company Guaranteeing Parties, or extend (or permit the extension of), any obligation supported by any Company Guarantee.

(d)                                 The Company and Parent shall take all actions necessary to secure the full release, effective as of the Closing Date, of the Liens set forth on Section 6.23(d) of the Company Disclosure Schedule; provided that, without the written consent of Parent (not to be unreasonably withheld, delayed or conditioned), the Company shall not agree to make any payment to the Lienholder or amend in any manner adverse to the Company any obligation supported by such Liens in order to secure such release. Without limiting the foregoing, in the event that definitive arrangements have not been made as of ten (10) Business Days prior to the Closing for the release of the Liens set forth on Section 6.23(d) of the Company Disclosure Schedule, Parent and the Company shall (i) propose to provide a Parent guarantee of the obligations supported by such Liens, (ii) propose to provide the holder of such Liens with Liens over assets of Parent equal to the value of the assets subject to the Liens set forth on Section 6.22, of whatever type and wherever located, unless such actions would cause a default under Parent’s credit arrangements, and (iii) if the undertakings in clause (i) and (ii) are insufficient to secure the release of such Liens, provide whatever forms of credit support, including letters of credit and/or cash collateralization), as may be necessary to secure the release of such Liens, unless such actions would cause a default under Parent’s credit arrangements, with the out-of-pocket fronting fee costs and carrying costs of such credit support (but, for the avoidance of doubt, not the cost of any amounts drawn on such credit support or the principal amount of any cash collateral) attributable to a period of up to 12 months from the Closing Date being borne 50% by Parent and 50% by the Company as a Company Transaction Expense (and any such costs subsequent to the first anniversary of the Closing Date being borne 100% by Parent).

Section 6.24                             Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)                                 Each of Parent and Direct Parent waive and will not assert, and agrees to cause the Company and its Subsidiaries to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing, of the Company Equityholders, the Shareholder Representative or any shareholder, officer, employee or director of the Company or any of its Subsidiaries (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated thereby, including any litigation or other dispute proceeding between or among Parent, Direct Parent or any of their respective Affiliates, the Company or any of its Subsidiaries, and any Designated Person, by Davis Polk & Wardwell LLP, Fischer Behar Chen Well Orion & Co or any other legal counsel currently representing the Company or any of its Subsidiaries in connection with this Agreement or any other agreements or transactions contemplated thereby (whether or not such legal counsel also represented any of the Company Equityholders) (the “Current Representation”), even though the interests of such Designated Person may be directly adverse to Parent, Direct Parent or their respective Affiliates, the Company or any of its Subsidiaries.

(b)                                 Each of Parent and Direct Parent further agrees, on behalf of itself and, after the Closing, on behalf of the Company and its Subsidiaries, that all communications in any form or format whatsoever between or among any of Davis Polk & Wardwell LLP, Fischer Behar Chen Well Orion

& Co or any other legal counsel representing the Company or any of its Subsidiaries in the Current Representation, the Company, any of the Company Equityholders, or any of their respective directors, officers, employees or other representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Designated Persons, shall be controlled by the Shareholder Representative on behalf of the Company Indemnified Parties and shall not pass to or be claimed by Parent, Direct Parent or the Company.  All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Shareholder Representative and the Company Indemnified Parties, shall be controlled by the Shareholder Representative on behalf of the Company Indemnified Parties and shall not pass to or be claimed by Parent, Direct Parent or the Company; provided, further, that nothing contained herein shall be deemed to be a waiver by Parent, Direct Parent or any of its Affiliates (including, after the Closing, the Company and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(c)                                  Notwithstanding the foregoing, in the event that a dispute arises between Parent, Direct Parent or the Company, on the one hand, and a third party other than the Shareholder Representative or a Company Indemnified Party, on the other hand, Parent, Direct Parent or the Company may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither the Parent, Direct Parent or the Company may waive such privilege without the prior written consent of the Shareholder Representative.  In the event that Parent, Direct Parent or the Company is legally required by order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications, Parent or Direct Parent shall immediately (and, in any event, within two (2) business days) notify the Shareholder Representative in writing (including by making specific reference to this Section) so that the Shareholder Representative can seek a protective order and each of Parent and Direct Parent agrees to use all commercially reasonable efforts to assist therewith.

(d)                                 To the extent that files or other materials maintained by Davis Polk & Wardwell LLP or and Fischer Behar Chen Well Orion & Co constitute property of its clients, only the Shareholder Representative and the Company Indemnified Parties shall hold such property rights and Davis Polk & Wardwell LLP and Fischer Behar Chen Well Orion & Co shall have no duty to reveal or disclose any such files or other materials or any Privileged Deal Communications by reason of any attorney-client relationship between Davis Polk & Wardwell LLP or Fischer Behar Chen Well Orion & Co, on the one hand, and the Company, on the other hand so long as such files or other materials would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

(e)                                  Each of Parent and Direct Parent agrees that it will not, and that it will cause the Company not to, seek to obtain the Deal Communications from Davis Polk & Wardwell LLP or Fischer Behar Chen Well Orion & Co so long as such Deal Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party.

Section 6.25                             Post-Closing Operation of the Company. As of the date hereof, Parent acknowledges that it intends to cause the Company and its Subsidiaries to continue to operate in the Ordinary Course of Business from and after the Closing, including with respect to generally maintaining the workforce of the Company and its Subsidiaries as of immediately prior to the Closing, except as may be deemed appropriate by Parent in connection with the integration of the businesses of Parent and the Company. Notwithstanding anything to the contrary, nothing in this Section 6.25, express or implied, is intended to or shall confer upon any Person, including the Shareholder Representative and any current or former employee or other service provider of the Company or any of its Subsidiaries, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.26                             Israeli Securities Authority Approval. Promptly following the execution of this Agreement, Parent shall cause its Israeli counsel, in consultation with Company’s Israeli counsel, to prepare and file with the Israeli Securities Authority an application for a letter, in a form and substance reasonably acceptable to the Company, from the Israeli Securities Authority stating that the Israeli Securities Authority shall not intervene in the position of Parent that a publication of a prospectus under  the Israeli Securities Law, 1968 is not required or exempting the Parent from the requirements of the Israeli Securities Law, 1968 concerning the publication of a prospectus in respect of the issuance of Parent Common Stock to the applicable Company Equityholders in the context of the transactions contemplated under the Transaction Agreements (the “ISA Exemption Letter”).

Section 6.27                             Intellectual Property Matters. Prior to the Closing, the Company shall use commercially reasonable efforts to (a) obtain assignments from all inventors of all patents and patent applications that are set forth on Section 6.27 of the Company Disclosure Letter, (b) record all such assignments, and (c) provide evidence of such recordation to Parent, in each of cases (a)—(c), to the extent any such assignments have not been executed and recorded as of the date hereof.  For the avoidance of doubt, no failure to obtain, record or provide evidence of recordation of such assignments shall be interpreted as a breach of this Section 6.27; provided that the Company has discharged its obligation to use commercially reasonable efforts to obtain, record and provide evidence of recordation of such assignments as set forth in the preceding sentence.

Section 6.28                             Securities Law Matters.

(a)                                 The parties acknowledge and agree that the shares of Parent Common Stock included in the Aggregate Stock Consideration will not initially be registered under the Securities Act or the securities laws of any other jurisdiction, and the offer and sale of the shares of Parent Common Stock included in the Aggregate Stock Consideration is being made in reliance on one or more exemptions for private offerings under Section 4(2) of the Securities Act and other applicable securities Laws. The parties further acknowledge and agree that the shares of Parent Common Stock included in the Aggregate Stock Consideration constitute “restricted securities” as such term is defined in Rule 144 under the Securities Act. The parties acknowledge and agree that the Shareholders Agreement and the separate lock-up agreements with Parent entered into by the holders of the Company Preferred Shares and Ordinary Shares (other than the Company Significant Stockholder) and the CVR Holders set forth additional transfer restrictions with respect to the shares of Parent Common Stock included in the Aggregate Stock Consideration received by such holders.

(b)                                 For purposes of Rule 144(d), the parties intend for the holding period of all of the shares of Parent Common Stock included in the Aggregate Stock Consideration (including any shares of Parent Common Stock included in the Escrow Stock Account), to the extent permitted by applicable law (including applicable interpretations by the SEC), to commence on the Closing Date.

(c)                                  The parties agree that the book-entry notation representing the shares of Parent Common Stock included in the Aggregate Stock Consideration shall contain legends substantially in the form of the following, as well as any additional legends that may be required by applicable law; provided, however, that only shares of Parent Common Stock included in the Escrow Stock Account shall bear the third legend identified below:

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, OR IN A TRANSACTION EXEMPT FROM REGISTRATION.

THE SECURITIES ARE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE STOCKHOLDERS AGREEMENT DATED [   ] BY AND AMONG THE ISSUER, THE HOLDER OF THE SHARES AND CERTAIN OTHER PERSONS OR THE LOCKUP AGREEMENT DATED [   ] BY AND BETWEEN THE ISSUER AND THE HOLDER OF THE SHARES, WHICH RESTRICT THE RIGHT TO TRANSFER, SELL OR OTHERWISE DISPOSE OF THE SECURITIES.

THE SECURITIES ARE SUBJECT TO AN ESCROW AGREEMENT WITH THE ISSUER AND THE ESCROW AGENT NAMED THEREIN (THE “ESCROW AGREEMENT”), WHICH RESTRICT THE RIGHT TO TRANSFER, SELL OR OTHERWISE DISPOSE OF THE SECURITIES. THESE SECURITIES WILL BE DEPOSITED WITH THE ESCROW AGENT PURSUANT TO THE ESCROW AGREEMENT AND MAY NOT TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF FOR SO LONG AS THEY ARE SUBJECT TO THE ESCROW AGREEMENT.

(d)                                 Parent shall remove (or cause the transfer agent to remove) the first legend identified above from the book-entry notation representing any part of the shares of Parent Common Stock included in the Aggregate Stock Consideration (and terminate any related stop-transfer orders) upon (i) in the case of shares of Parent Common Stock held by the Company Significant Stockholder, the request of the Company Significant Stockholder and the issuance by Parent’s legal counsel or legal counsel of the Company Significant Stockholder of a legal opinion that the first legend identified above can be removed from such shares and (ii) in the case of all other shares of Parent Common Stock, the six month anniversary of the Closing Date. Parent agrees to make further direction to its legal counsel and transfer agent as necessary for such issuance of an opinion regarding removal of the legend and the sale of such restricted shares under Rule 144. Parent shall remove (or cause the transfer agent to remove) the second legend identified above from the book-entry notation representing any part of the shares of Parent Common Stock included in the Aggregate Stock Consideration (and terminate any related stop-transfer orders) immediately upon the lapse of the transfer restrictions under the Shareholders Agreement or lockup agreement with respect to such shares of Parent Common Stock. Parent shall remove (or cause its transfer agent to remove) the third legend identified above from the book-entry notation representing any of the shares of Parent Common Stock included in the Aggregate Stock Consideration (and terminate any related stop-transfer order) upon release of the applicable portion of such shares of Parent Common Stock from the Indemnity Escrow Account.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1                                    Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Closing of the following conditions:

(a)                                 the Requisite Parent Stockholder Approval shall have been obtained;

(b)                                 the Requisite Company Shareholder Approval shall have been obtained;

(c)                                  the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance;

(d)                                 (i) any applicable waiting period (or any extension thereof) applicable to the consummation of the Merger under the HSR Act and the Foreign Antitrust Laws listed in Section 7.1(d)(i) of the Company Disclosure Letter shall have expired or early termination thereof shall have been granted and (ii) any applicable clearance, approval or consent under the Foreign Antitrust Laws listed in Section 7.1(d)(ii) of the Company Disclosure Letter shall have been granted unless the relevant Governmental Authority has acknowledged that it does not have jurisdiction to review the Merger (the “Antitrust Approvals”);

(e)                                  at least fifty (50) days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub;

(f)                                   no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order, nor shall have issued any instruction or directive (collectively, “Restraints”) which is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger, unless such Restraint is vacated, terminated or withdrawn (provided, that, prior to asserting this condition, the party asserting this condition shall have used its reasonable best efforts (in the manner contemplated by Section 6.8) to prevent the entry of such Restraint and to avoid or eliminate such Restraint as promptly as possible); and

(g)                                  the ISA Exemption Letter shall have been obtained.

Section 7.2                                    Conditions to the Obligations of Parent and Merger Sub.  In addition to the conditions set forth in Section 7.1, the respective obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Closing of the following further conditions:

(a)                                 each of the representations and warranties of the Company (i) set forth in Section 4.1 (first sentence only), Section 4.2, Section 4.3, Section 4.4 and Section 4.11 (first sentence only) (the “Fundamental Company Representations”) shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in Article IV (other than the Fundamental Company Representations), without giving effect to any qualifications as to materiality or Company Material Adverse Effect contained therein, shall be true and correct at and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of clause (ii) above, for such failures to be true and correct as would not, individually or in the aggregate, have a Company Material Adverse Effect;

(b)                                 the Company shall have performed in all material respects all covenants required by this Agreement to be performed by it at or prior to the Closing;

(c)                                  the Company shall have delivered to Parent a certificate, dated the Closing Date and signed by an officer of the Company, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied;

(d)                                 the Company shall have consummated the sale of the Sale Property and entered into a lease-back arrangement on the Lease-Back Terms in accordance with Section 6.22; and

(e)                                  the Pathfinder Consent and Pathfinder SPA continue to be in full force and effect, all conditions set forth in the Pathfinder SPA have been satisfied and the Company and Pathfinder shall consummate the transactions contemplated by the Pathfinder SPA concurrently with the Closing; and

(f)                                   from the date of this Agreement there shall not have occurred a Company Material Adverse Effect.

Section 7.3                                    Conditions to the Obligations of the Company. In addition to the conditions set forth in Section 7.1, the obligations of the Company to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following further conditions:

(a)                                 each of the representations and warranties of Parent (i) set forth in Section 5.1 (first sentence only), Section 5.2, Section 5.3, Section 5.4, Section 5.5 and Section 5.9 (first sentence only) (the “Fundamental Parent Representations”) shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in Article V (other than the Fundamental Parent Representations), without giving effect to any qualifications as to materiality or Parent Material Adverse Effect contained therein, shall be true and correct at and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of clause (ii) above, for such failures to be true and correct as would not, individually or in the aggregate, have a Parent Material Adverse Effect;

(b)                                 Parent and Merger Sub shall have performed in all material respects with all covenants required by this Agreement to be performed by them at or prior to the Closing;

(c)                                  Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by an officer of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied; and

(d)                                 from the date of this Agreement there shall not have occurred a Parent Material Adverse Effect.

Section 7.4                                    Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any conditions set forth in Section 7.1 or Section 7.2 to be satisfied if such failure was caused by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement. The Company may not rely on the failure of any conditions set forth in Section 7.1 or Section 7.3 to be satisfied if such failure was caused by the failure of the Company to perform any of its obligations under this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1                                    Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated at any time prior to the Effective Time, as follows:

(a)                                 by mutual written consent of each of Parent and the Company; or

(b)                                 by either Parent or the Company, if:

(i)                                     the Effective Time shall not have occurred on or before 5:00 p.m. (New York City time) on July 1, 2020 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to either party if its action or failure to act constitutes a material breach or violation of any of its covenants, agreements or other obligations hereunder and such material breach or violation has been the principal cause of or directly resulted in (A) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in Article VII prior to the Termination Date or (B) the failure of the Closing to occur by the Termination Date;

(ii)                                  the Parent Stockholders Meeting contemplated by Section 6.5(c) shall have been held and the holders of Parent Common Stock shall have voted upon, and shall have not approved the Share Issuance as contemplated by Section 7.1(a); provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any party whose failure to perform or observe any of its obligations under this Agreement in any manner shall have been the primary cause of, or resulted in, the failure to obtain the Requisite Parent Stockholder Approval; or

(iii)                               any Restraint shall be in effect enjoining or otherwise prohibiting the consummation of the Merger, and such Restraint shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall have complied with its obligations under Section 6.8 to prevent, oppose or remove such Restraint; and provided, further, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party, and in the case of Parent, including the failure of Merger Sub, to perform any of its obligations under this Agreement; or

(c)                                  by the Company if Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) (1) is not capable of being cured prior to the Termination Date or (2) is not cured by Parent or Merger Sub on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following the receipt by Parent of written notice from the Company of such breach or failure;

(d)                                 by the Company if (i) all the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (and continue to be satisfied) or irrevocably waived (other than any such conditions which by their terms are not capable of being satisfied until the Closing Date, but subject to each such condition then being capable of satisfaction if the Closing were to occur as of such time), (ii) the Company has irrevocably confirmed by written notice to Parent that the Company is ready, willing and able to consummate the Closing and (iii) Parent does not consummate the Closing within three (3) Business Days after the later of (A) delivery of the notification by the Company referred to in the foregoing clause (ii) and (B) the date the Closing is required to occur pursuant to Section 2.2;

(e)                                  by Parent if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 7.2(a) or Section 7.2(b) and (B) (1) is not capable of being cured prior to the Termination Date or (2) is not cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following the receipt by the Company of written notice from Parent of such breach or failure; provided, however, that Parent shall not have a right to terminate this Agreement pursuant to this Section 8.1(e) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(f)                                   prior to the receipt of the Requisite Parent Stockholder Approval, by the Company if (i) the Parent Board makes a Parent Change of Recommendation or (ii) at any time after receipt or public announcement of a Parent Acquisition Proposal, the Parent Board shall have failed to publicly reaffirm the Parent Board Recommendation as promptly as practicable (but in any event within five Business Days) after receipt of written request to do so from the Company.

Section 8.2                                    Effect of Termination.

(a)                                 In the event that this Agreement is terminated in accordance with Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and, except as set forth in this Section 8.2, this Agreement shall forthwith become null and void and of no effect without Liability on the part of any party hereto (or any of its Representatives), and all rights and obligations of any party hereto shall cease; provided that, subject to Section 8.2(b) and Section 8.2(c), if (a) such termination resulted, directly or indirectly, from the Willful and Material Breach of any representation, warranty, covenant or other agreement contained herein or (y) the Willful and Material Breach of any representation, warranty, covenant or other agreement contained herein shall cause the Closing not to occur, then, notwithstanding such termination, such breaching party shall be fully liable for any and all damages, costs, expenses (including pursuant to Section 10.15), Liabilities or other losses of any kind, in each case, incurred or suffered by the other party or its Affiliates (collectively, “Damages”) as a result of such Willful and Material Breach; provided, further that the Confidentiality Agreement and the provisions of Article I, Section 6.9 (last sentence only), Section 6.8(h), Section 6.19(g), this Section 8.2 and Article X shall survive any termination of this Agreement pursuant to Section 8.1. The parties acknowledge and agree that a party’s Damages resulting from a Willful and Material Breach by another party that is the primary cause of the termination of this Agreement or results in the Closing not occurring shall not be limited to (x) the Reverse Termination Fee or Acquisition Proposal Termination Fee, if payable and the Company declines to accept payment of such fee and instead pursues a claim for Damages and (y) reimbursement of out-of-pocket expenses and costs, and shall include the benefit of the bargain lost by a party’s stockholders, taking into consideration all relevant matters.

(b)                                 In the event this Agreement is terminated by the Company pursuant to Section 8.1(d) as a result of a Financing Failure Event or this Agreement is terminated pursuant to Section 8.1(b)(i) at a time when the Agreement was terminable pursuant to Section 8.1(d) as a result of a Financing Failure Event, then Parent shall pay or caused to be paid to the Company, a fee of $19,500,000 (the “Reverse

Termination Fee”) by wire transfer of immediately available funds no later than five (5) Business Days after such termination.

(c)                                  In the event (i) this Agreement is terminated by the Company pursuant to Section 8.1(f), (ii) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(ii) at a time when this Agreement was terminable by the Company pursuant to Section 8.1(f), or (iii) (A) a Parent Acquisition Proposal shall have been publicly announced or disclosed, (B) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii) (as long as, in the case of termination of this Agreement pursuant to Section 8.1(b)(i) or the Parent Acquisition Proposal was publicly announced or disclosed and not withdrawn at the Termination Date or in the case of termination of this Agreement pursuant to Section 8.1(b)(ii), the Parent Acquisition Proposal was publicly announced or disclosed and not withdrawn at the time of the Parent Stockholder Meeting) and (C) within 12 months after such termination, Parent enters into a definitive agreement in respect of a Parent Acquisition Proposal or consummates a Parent Acquisition Proposal (whether or not the same Parent Acquisition Proposal referred to in clauses (A) and (B), unless, during any three (3) month period after the termination of this Agreement and prior to entering into such definitive agreement or consummating such subsequent Parent Acquisition Proposal, there was no Parent Acquisition Proposal that had been publicly announced and not withdrawn, then Parent shall pay or cause to be paid to the Company a fee of $13,625,000 and shall reimburse the Company for its Company Expenses up to a maximum reimbursement of $2,275,000 (the “Acquisition Proposal Termination Fee”) by wire transfer of immediately available funds no later than five (5) Business days after (x) the date of termination in the event of a termination described in the foregoing clauses (i) or (ii), (y) in the event of a termination described in the foregoing clause (iii) in which Parent executes a definitive agreement with respect to or consummates a Parent Acquisition Proposal with a Third Party that made a Parent Acquisition Proposal that was made and not withdrawn at the time of the Parent Stockholder Meeting, the earlier of the date of consummation of the Parent Acquisition Proposal or execution of a definitive agreement with respect thereto, or (z) in the event of a termination described in the foregoing clause (iii) in which Parent executes a definitive agreement with respect to or consummates a Parent Acquisition Proposal with a Third Party that made a Parent Acquisition Proposal after the Parent Stockholder Meeting, the date of consummation of such Parent Acquisition Proposal (provided, that, for purpose of clause (iii) of this Section 8.2(c), each reference to 20% in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “50%”).

(d)                                 In the event this Agreement is terminated pursuant to Section 8.1(b)(ii), Parent shall reimburse the Company and its Affiliates by wire transfer of immediately available funds, no later than two Business Days after submission of documentation therefor, for 100% of their Company Expenses, up to an aggregate maximum reimbursement of $5,000,000. Any such expense reimbursement will be credited against any Acquisition Proposal Termination Fee that is payable in connection with such termination or that subsequently becomes payable.

(e)                                  In the event any party fails to pay any amount due pursuant to this Section 8.2 when due, such party shall also pay any costs and expenses reasonably incurred by the other parties in connection with a legal action to enforce this Agreement that results in a judgment against such first party, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid through the payment date.

(f)                                   Notwithstanding anything to the contrary in this Agreement or otherwise, each of the Parties expressly acknowledges and agrees that, except in the case of Fraud, in connection with any termination of this Agreement pursuant to Section 8.1, in circumstances where the Reverse Termination Fee is due and payable under Section 8.2(b) and is actually paid or the Acquisition Proposal Termination Fee is due and payable under Section 8.2(c) and is actually paid and, in either such case, such Reverse

Termination Fee or Acquisition Proposal Termination Fee is accepted by the Company (it being understood that, in the event a Willful and Material Breach of any representation, warranty, covenant or other agreement contained herein resulted, directly or indirectly, in the termination of this Agreement or the failure of the Closing to occur, the Company may decline to accept payment of such fee and to instead pursue a claim for Damages against Parent in accordance with Section 8.2(a)), (x) the Company’s right to receive payment of such Reverse Termination Fee pursuant to Section 8.2(b) or Acquisition Proposal Termination Fee pursuant to Section 8.2(c) shall be the sole and exclusive remedy (whether in law or equity, contract, tort or otherwise) of the Company, any Related Party of the Company or any other Persons, in each case under this Agreement, the Debt Commitment Letters (including the sole and exclusive remedy against the Financing Source Related Parties), any definitive agreements entered into in connection with the Debt Commitment Letter or any other documents referred to herein or therein, the transactions contemplated hereby or thereby (or the abandonment or termination hereof or thereof), any breach, default or failure to perform hereunder or thereunder, the failure of any of the other transactions contemplated hereby or thereby to be consummated, any matter forming the basis for any such termination, whether or not directly or indirectly resulting from or relating to a breach of, default or failure to perform under, this Agreement or any other agreement, or otherwise (all such documents, transactions and matters referenced in this clause (x), collectively, the “Transaction Matters”), (y) the Reverse Termination Fee or the Acquisition Proposal Termination Fee, as applicable, shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, any Related Party of the Company or any other Persons in connection with any termination of this Agreement, and (z) none of the Company, any other Related Party of the Company or any of its Affiliates, Subsidiaries or any other Person shall be entitled to bring or maintain any Action or otherwise in any way assert any Liability against Parent, any Related Party of Parent, any Financing Source Related Party or any of their respective Affiliates, in each case in any way directly or indirectly relating to or arising out of or in connection with any Transaction Matter; provided, that (i) nothing in this Section 8.2(f) shall limit the (A) the right of the Company (subject to the final sentence of this Section 8.2(f)) to bring or maintain any action, claim or proceeding for injunction, specific performance or other equitable relief as provided in Section 10.11, in each case, prior to termination of this Agreement pursuant to Section 8.1, (B) the right of the Company to bring or maintain any Action arising out of or in connection with any breach of the Confidentiality Agreement against Parent, (C) the right of a party to collect interest, costs and expenses under Section 8.2(e) or (D) the obligations of Parent under Section 6.8(h) and Section 6.19(g) and (ii) for the avoidance of doubt, Parent and its Affiliates shall have recourse against the Financing Source Related Parties pursuant to the terms of the Debt Commitment Letter. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with, and subject to the limitations set forth in, Section 10.11 and the payment of the Reverse Termination Fee, under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of specific performance of the type contemplated by Section 10.11 that results in a consummation of the Closing and (ii) payment of the Reverse Termination Fee.

ARTICLE IX

SURVIVAL AND RECOURSE

Section 9.1                                    Survival of Representations and Warranties.

(a)                                 All of the representations and warranties of the Company contained in this Agreement shall survive, and a claim may be brought in respect of a breach thereof, until the twelve (12) month anniversary of the Closing Date (the “Expiration Date”); provided, however, that the Fundamental Company Representations shall survive until the sixth (6th) anniversary of the Closing Date; provided, further, that in the event of Fraud with respect to a representation or warranty, such representation or warranty shall survive until the resolution of any claims relating thereto; and provided, further, that all representations and warranties of the Company shall survive beyond the Expiration Date or other survival periods specified above with respect to any breach thereof if a claim is made hereunder prior to the expiration of the survival period for such representation and warranty, in which case such representation and warranty shall survive as to such claim until such claim has been finally resolved.

(b)                                 All of the representations and warranties of Parent and Merger Sub contained in this Agreement shall survive, and a claim may be brought in respect of a breach thereof, until the Expiration Date; provided, however, that the Fundamental Parent Representations shall survive until the sixth (6th) anniversary of the Closing Date; provided, further, that in the event of Fraud with respect to a representation or warranty, such representation or warranty shall survive until the resolution of any claims relating thereto; and provided, further, that all representations and warranties of Parent shall survive beyond the Expiration Date or other survival periods specified above with respect to any breach thereof if a claim is made hereunder prior to the expiration of the survival period for such representation and warranty, in which case such representation and warranty shall survive as to such claim until such claim has been finally resolved.

(c)                                  All covenants and agreements set forth herein which by their terms contemplate actions or impose obligations prior to or at the Closing shall survive until the Expiration Date. All covenants and agreements set forth herein which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms.

Section 9.2                                    Indemnification.

(a)                                 From and after the Closing, Parent and its Subsidiaries (including, from and after the Closing, the Surviving Company and its Subsidiaries) (the “Parent Indemnified Parties”) shall be indemnified and held harmless by each holder of Company Shares (other than any holder of Company Special Shares) as of immediately prior to the Closing (the “Parent Indemnifying Parties”), severally as to itself only in accordance with Section 9.3(c)(ii), and not jointly or jointly and severally, from and against all Losses paid, incurred, suffered or sustained by the Parent Indemnified Parties, or any of them, directly or indirectly, resulting from, arising out of, or relating to any of the following:

(i)                                     any breach of a representation or warranty of the Company contained in this Agreement or any certificate delivered in connection with the Closing, without giving effect to any qualifications based on the word “material” or similar phrases (including “Company Material Adverse Effect”) limiting the scope of such representation or warranty;

(ii)                                  any failure by the Company to perform or comply with any of its covenants or agreements set forth in this Agreement; and

(iii)                               subject to Section 9.3(e), the Indemnified Taxes.

(b)                                 From and after the Closing, the Company Equityholders (other than any holder of Company Special Shares) and the CVR Holders (the “Company Indemnified Parties”) shall be indemnified and held harmless by Parent (the “Company Indemnifying Parties”) from and against all Losses paid, incurred, suffered or sustained by the Company Indemnified Parties, or any of them, directly or indirectly, resulting from, arising out of, or relating to any of the following:

(i)                                     any breach of a representation or warranty of Parent or Merger Sub contained in this Agreement or any certificate delivered in connection with the Closing,

without giving effect to any qualifications based on the word “material” or similar phrases (including “Parent Material Adverse Effect”) limiting the scope of such representation or warranty;

(ii)                                  any failure by Parent, Direct Parent or Merger Sub to perform or comply with any of its covenants or agreements set forth in this Agreement; and

(iii)                               if a Company Guarantee has not been canceled and terminated as of the Closing Date, such Company Guarantee.

(c)                                  For all purposes of and under this Agreement, “Loss” or “Losses” shall mean any and all losses, Taxes, Liabilities, damages, deficiencies, costs, interest, awards, judgments, penalties and expenses of any nature (including reasonable attorneys’ and consultants’ fees and expenses and expenses incurred in connection with investigating, defending against or settling any of the matters set forth in Section 9.2(a)), provided, however, that “Loss” or “Losses” (i) shall not include (a) indirect or consequential damages, lost profits or diminution in value, unless in each case such amounts are the natural and foreseeable consequence of the breach giving rise to indemnification therefor (it being acknowledged and agreed that diminution in value of the shares of Parent Common Stock that are issued in the Merger (x) is the natural and foreseeable consequence of any breach by Parent of its representations and warranties that results in Parent suffering any Losses and (y) may be a natural and foreseeable consequence of any breach by Parent of its covenants that results in Parent suffering any Losses) or (b) punitive damages except to the extent actually payable to a third party, (ii) shall be reduced by the amount of any cash Tax benefit actually realized during in the taxable year that the Loss was incurred as a result of such Loss that was indemnified hereunder, or indemnification associated therewith (determined on a “with and without” basis by comparing the excess of (x) the hypothetical aggregate cash liability for Taxes of the indemnified party and its Affiliates disregarding the Tax effects of the relevant Loss that was indemnified hereunder, over (y) the aggregate cash liability for Taxes of the indemnified party and its Affiliates taking into account the effects of the relevant Loss, and further provided that the amount of any reduction to Loss shall be net of any costs or other expenses incurred by the indemnified party or its Affiliates in connection with recognizing the relevant Tax benefit) and (iii) shall include any Taxes incurred by an indemnified party in connection with the receipt of an indemnity payment made hereunder. To the extent permitted by Law, the parties agree to treat indemnification payments made hereunder as adjustments to the purchase price payable to the Company Equityholders hereunder. Any indemnifiable Losses shall be calculated net of actual recoveries under existing insurance policies (net of any actual collection costs (including Taxes) and reserves, deductibles, premium adjustments and retrospectively rated premiums as determined in good faith by the Indemnified Party). If an Indemnified Party receives any amounts under applicable insurance policies subsequent to its receipt of an indemnification payment by an Indemnifying Party, then such Indemnified Party will, without duplication, promptly reimburse the Indemnifying Party for any indemnification payment made by such Indemnifying Party up to the amount received by the Indemnified Party net of all expenses or other Losses associated with recovery of such amounts and any actual or reasonably foreseeable increased premiums with respect thereto. Any liability for indemnification under this Article IX shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach or other violation of more than one representation, warranty, covenant, agreement, certificate or certification. For the avoidance of doubt, in the case of any indemnity payments payable by the Company Indemnifying Parties or the Parent Indemnifying Parties, the fact that the Company Equityholders are holders of Parent Common Stock shall be considered in calculating the amount of any Losses.

(d)                                 The rights of the Indemnified Parties to indemnification, compensation or reimbursement, payment of Losses or any other remedy under this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, compensation or reimbursement, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement.

(e)                                  No Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder.

(f)                                   Without limiting the effect of any other limitation contained in this Article IX, Parent shall not be entitled to indemnification under this Article IX for any Losses to the extent that the amount otherwise indemnifiable hereunder has been specifically included in the calculation of the Adjustment Amount pursuant to Section 3.7.

(g)                                  Each party seeking indemnification hereunder shall use commercially reasonable efforts to mitigate any Losses it may pay, incur or sustain for which indemnification is sought hereunder.

Section 9.3                                    Limitations on Indemnification.

(a)                                 To the extent the Indemnified Parties suffer any Losses pursuant to Section 9.2(a)(i) or Section 9.2(b)(i):

(i)                                     to the extent that the retention amount under either the Parent R&W Insurance Policy or the Company R&W Insurance Policy, as applicable (the “Retention Limit”), has not been met, then the Indemnifying Parties shall have no obligation to indemnify the Indemnified Parties in respect of any claims for such Losses pursuant to Section 9.2(a)(i) or Section 9.2(b)(i);

(ii)                                  to the extent the Retention Limit has been met and the amount of such Losses are less than the total policy limit under the Company R&W Insurance Policy or the Parent R&W Insurance Policy, as applicable (the “R&W Cap”), then the Indemnifying Parties shall have no obligation to indemnify the Indemnified Parties in respect of claims for such Losses pursuant to Section 9.2(a)(i) or Section 9.2(b)(i) and (without limiting indemnification claims made pursuant to Section 9.2(a)(iii)) the Indemnified Parties shall seek recovery of any such Losses solely pursuant to the Company R&W Insurance Policy or the Parent R&W Insurance Policy, as applicable;

(iii)                               to the extent that the Retention Limit and the R&W Cap have been met, then (x) to the extent such Losses relate to a claim pursuant to Section 9.2(a)(i) for Fraud or breaches of the Fundamental Company Representations or Section 9.2(b)(i) for Fraud or breaches of the Fundamental Parent Representations, the Indemnified Parties shall be entitled to pursue recovery of such Losses directly from Indemnifying Parties subject to the limitations set forth in this Agreement (including Section 9.3(b) below) and (y) to the extent such Losses relate to a claim pursuant to Section 9.2(a)(i) other than for Fraud or breaches of the Fundamental Company Representations or Section 9.2(b)(i) other than for Fraud or breaches of the Fundamental Parent Representations, the Indemnifying Parties shall have no obligation to indemnify the Indemnified Parties in respect of any such Losses hereunder.

(b)                                 Notwithstanding anything to the contrary in this Agreement, Parent, on behalf of itself and each other Parent Indemnified Party and the Company, on behalf of each Company Indemnified Party, acknowledge and agree that the provisions of this Section 9.3 shall apply regardless of whether (x) Parent or the Shareholder Representative obtains or maintains the Parent R&W Insurance Policy or the Company R&W Insurance Policy, respectively, following the Closing, (y) the Parent R&W Insurance Policy or the Company R&W Insurance Policy, as applicable, is revoked, cancelled or modified in any manner after issuance thereof, or (z) other than indemnification pursuant to Section 9.2(a)(iii), any Parent Indemnified Party or Company Indemnified Party makes a claim under the Parent R&W Insurance Policy or the Company R&W Insurance Policy, respectively, and such claim is denied, excluded or otherwise limited or restricted in any manner thereunder. For the avoidance of doubt, in no event shall the R&W Cap for Losses pursuant to Section 9.2(a)(i) or Section 9.2(b)(i) be less than $50,000,000 and $13,325,000, respectively, regardless of whether the Parent or the Shareholder Representative obtains or maintains the Parent R&W Insurance Policy or the Company R&W Insurance Policy, respectively, following the Closing.

(c)                                  Notwithstanding anything to the contrary contained herein:

(i)                                     the applicable Indemnifying Parties’ aggregate Liability for indemnification obligations set forth in (x) Section 9.2(a)(ii) or Section 9.2(a)(i) for Fraud or breaches of the Fundamental Company Representations, or (y) Section 9.2(b)(ii) or Section 9.2(b)(i) for Fraud or breaches of the Fundamental Parent Representations, as applicable, shall not exceed the value of the sum of (A) the Aggregate Cash Consideration minus the Pathfinder Preferred Liquidation Preference plus (B) the cash value of the Aggregate Stock Consideration (valued based upon the Base Value Per Share);

(ii)                                  with respect to any indemnification obligation of the Parent Indemnifying Parties, other than pursuant to Section 9.2(a)(iii), (A) each Parent Indemnifying Party’s share of such indemnification obligation shall be limited to the product of (1) the quotient of (x) the amount by which the portion of the Aggregate Stock Consideration and Aggregate Cash Consideration that such Parent Indemnifying Party received pursuant to Article III would have been reduced, divided by (y) the amount by which the Aggregate Stock Consideration and Aggregate Cash Consideration that all Parent Indemnifying Parties received pursuant to Article III would have been reduced, in each case of clauses (x) and (y), if the sum of the cash value of the Aggregate Stock Consideration (valued based upon the Base Value Per Share) and the Aggregate Cash Consideration were reduced by the amount of such indemnification obligation (taking into account the application of this clause (ii) on account of any prior indemnification obligations of the Parent Indemnifying Parties) multiplied by (2) the total amount of such indemnification obligation, (B) each Parent Indemnifying Party’s maximum liability for indemnification obligations hereunder shall be limited to the portion of the sum of the cash value of the Aggregate Stock Consideration (valued based upon the Surrender Value Per Share) and the Aggregate Cash Consideration actually received by such Parent Indemnifying Party and (C) each Parent Indemnifying Party may elect to satisfy any of its indemnification obligations hereunder by either the payment of cash or the surrender of shares of Parent Common Stock, with each share of Parent Common Stock valued at (such value, the “Surrender Value Per Share”) (x) if such shares of Parent Common Stock are subject to a lock-up pursuant to the Restated Stockholders Agreement or a separate lock-up agreement with Parent, the Base Value Per Share, and (y) if such shares of Parent Common Stock are not subject to a lock-up pursuant to the Restated Stockholders Agreement or a separate lock-up agreement with Parent, the closing trading price of the Parent Common Stock on the trading day that is three (3) trading days prior to the date on which the indemnification payment is made.

(d)                                 For the avoidance of doubt, in the case of indemnification obligations set forth in Section 9.2(a)(i) for Fraud, the Parent Indemnifying Parties shall be required to indemnify the Parent Indemnified Parties in accordance with Section 9.2 and Section 9.3. For the avoidance of doubt, any amounts subject to indemnification pursuant to Section 9.2(a)(iii) shall not be subject to the limitations set forth in Section 9.3(a).

(e)                                  The Parent Indemnified Parties shall use good faith efforts to seek coverage (to the extent there is a reasonable basis for seeking such coverage) under any applicable insurance policies before seeking indemnity from the Parent Indemnifying Parties for claims pursuant to Section 9.2(a)(iii). Notwithstanding the foregoing, with respect to any Losses subject to indemnification pursuant to Section 9.2(a)(iii), the amount of such Losses that may be recovered by the Parent indemnified Parties pursuant to Section 9.2(a)(iii) shall be limited to fifty percent (50%) of the aggregate Losses incurred by the Parent Indemnified Parties with respect to the relevant indemnification claim made pursuant to Section 9.2(a)(iii).

Section 9.4                                    Indemnity Escrow Account.

(a)                                 At the Effective Time, Parent shall deposit, or shall cause to be deposited, 2,000,000 shares of Parent Common Stock that would otherwise be delivered to the holders of Company Ordinary Shares and the CVR Holders (pro rata in accordance with the aggregate  Ordinary Per Share Stock Amount issuable to them) (the “Escrow Stock Amount”) into an escrow account (the “Indemnity Escrow Account”) established pursuant to the terms of the Escrow Agreement in order to support the payment obligations (if any) of the holders of Company Ordinary Shares and the CVR Holders under Section 9.2(a)(iii).

(b)                                 The Escrow Stock Amount shall be available to compensate the Parent Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under Section 9.2(a)(iii). Except as set forth below, the period during which claims for Losses to be recovered from the Indemnity Escrow Account may be made under this Agreement shall commence on the Closing Date and terminate on December 31, 2024 (the “Escrow Period”), provided, however, that (i) on the date that is two years from the date hereof, the Shareholder Representative and the Company shall instruct the Escrow Agent to release all but 1,500,000 shares of Parent Common Stock and distribute such shares in accordance with Section 9.4(c), and (ii) on the date that is three years from the date hereof, the Shareholder Representative and the Company shall instruct the Escrow Agent to release all but 1,000,000 shares of Parent Common Stock and distribute such shares in accordance with Section 9.4(c). Notwithstanding the foregoing, to the extent there is any pending claim under Section 9.2(a)(iii) at a time when shares of Parent Common Stock would be released pursuant to this Section 9.4(b) or the Escrow Period would otherwise terminate, the release of any shares of Parent Common Stock that is the subject of a pending claim shall be deferred until such claim is resolved and the termination of the Escrow Period shall be extended until the date that there are no longer any unresolved claims for recovery under Section 9.2(a)(iii).  No Parent Indemnifying Party shall be liable under Section 9.2(a)(iii), and the Parent Indemnified Parties will not look to the Parent Indemnifying Parties with respect to any claim under Section 9.2(a)(iii) for which the Shareholder Representative is notified following the termination of the Escrow Period or if and to the extent the amount recoverable pursuant to Section 9.2(a)(iii) exceeds the portion of the Escrow Stock Amount remaining in the Indemnity Escrow Account.

(c)                                  Upon any release of Shares from the Indemnity Escrow Account, including upon the termination of the Escrow Period, the Shareholder Representative and the Company shall instruct the Escrow Agent to distribute (i) to the holders of Ordinary Shares (pro rata in accordance with the number of Ordinary Shares held by each such holder immediately prior to the Effective Time), a number of shares of Parent Common Stock equal to the product of (A) the total number of shares of Parent

Common Stock remaining in the Indemnity Escrow Account, multiplied by (B) the Ordinary Shares Share Escrow Release Percentage, and (ii) to ECI BV (for payment to each CVR Holder, pro rata in accordance with their respective CVR Percentages (as defined in the CVR Deeds)), a number of shares of Parent Common Stock equal to the product of (A) the total number of shares of Parent Common Stock remaining in the Indemnity Escrow Account multiplied by (B) the CVR Share Escrow Release Percentage.

Section 9.5                                    Indemnification Claim Procedures.

(a)                                 Subject to the limitations set forth in Section 9.1, if an Indemnified Party wishes to make an indemnification claim under this Article IX, such Indemnified Party shall deliver a written notice (an “Indemnification Claim Notice”) to the Shareholder Representative or the Parent, as applicable (with a copy to the Escrow Agent in the case of an indemnification claim pursuant to Section 9.2(a)(iii)), (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or has received notice of the commencement of an audit or similar proceeding as a result of which it reasonably expects, based on any particular stated subject matter of such audit or proceeding (and not the taxable period to which the audit or proceeding relates), that it will pay, incur, suffer or sustain Losses, and (ii) specifying such Losses in reasonable detail (to the extent available and known by such Indemnified Party), the date (if available) that each such Loss was paid, incurred, suffered or sustained, or the basis for such anticipated Liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related. The Indemnified Party may update an Indemnification Claim Notice from time to time to reflect any change in circumstances following the date of initial delivery thereof; provided that the update relates to the underlying facts and circumstances described in the initial Indemnification Claim Notice. Notwithstanding anything herein to the contrary, no claim shall be treated as made pursuant to Section 9.2(a)(iii) unless, in the case of a claim pursuant to clause (d) of the definition of Indemnified Taxes, the Taxes that form the basis of such claim are the subject of an engagement with a Tax Authority under a voluntary disclosure or similar program or are reflected on a Tax Return or, in the case of any claim for Indemnified Taxes, the Company or any of its Affiliates has received notice of the commencement of an audit or other similar proceeding as a result of which Parent reasonably expects, based on any particular stated subject matter of such audit or proceeding (and not the taxable period to which the audit or proceeding relates) that a claim pursuant to Section 9.2(a)(iii) will be made.

(b)                                 In the event that indemnification is being sought hereunder directly from an Indemnifying Party, the parties shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims for which indemnification is sought. In the case of indemnification sought pursuant to Section 9.2(a)(iii), if the Shareholder Representative, on behalf of the Indemnifying Parties, and the Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent with joint written instructions to disburse all or a portion of the Escrow Stock Amount in accordance with such memorandum. The Escrow Agent shall be entitled to rely on any such joint written instructions and make distributions from the Escrow Stock Amount in accordance with the terms thereof. In such event, in the case of indemnification sought pursuant to Section 9.2(a)(iii), the Escrow Agent shall promptly release to Parent from the Indemnity Escrow Account shares of Parent Common Stock with an aggregate value equal to the Losses set forth in such joint written instruction, with such Parent Common Stock valued at the closing trading price of the Parent Common Stock on the trading day that is three (3) trading days prior to the date on which the indemnification payment is made.

(c)                                  If no such agreement can be reached after good faith negotiation and prior to thirty (30) days after delivery of an Indemnification Claim Notice, the Indemnified Party may file suit with respect to the matter in any court having jurisdiction.

(d)                                 In the event of any claim or demand subject to indemnification under this Article IX made by any third party against any Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver the related Indemnification Claim Notice to the Shareholder Representative (on behalf of the Indemnifying Parties), within thirty (30) days after such Indemnified Party receives notice of such Third Party Claim; provided, that no delay or failure on the part of the Indemnified Party to notify the Indemnifying Parties shall relieve the Indemnifying Parties from their obligations hereunder unless the Indemnifying Parties are actually prejudiced thereby (and then solely to the extent of such prejudice).

(e)                                  Other than with respect to indemnification pursuant to Section 9.2(a)(iii), the Indemnifying Parties upon written notice to the Indemnified Parties within fifteen (15) days of receipt of notice from the Indemnified Parties of the commencement of such Third Party Claim (which notice shall include an acknowledgment by the Indemnifying Parties that such Third Party Claim is indemnifiable hereunder if the material facts alleged in such Third Party Claim at the time of assumption of the defense are ultimately determined to be accurate, and subject to the indemnification limitations set forth in Section 9.2), may assume, at the sole expense of the Indemnifying Parties, the defense of such claim with counsel selected by the Indemnifying Parties and reasonably acceptable to the Indemnified Parties; provided, that the Indemnified Party shall be entitled to participate in the defense of such claim with counsel selected by the Indemnified Party and the fees and disbursements of such counsel shall be at the expense of the Indemnified Party; provided, further, that if in the opinion of counsel to any Indemnified Party, (x) there are or may be legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party or (y) there exists a conflict or potential conflict of interest between the Indemnifying Party and such Indemnified Party, the legal fees and expenses of one firm of counsel (and appropriate local counsel) to the Indemnified Party shall be paid by the Indemnifying Parties. If the Indemnifying Parties assumes the defense of any Third Party Claim, the Indemnified Parties shall reasonably cooperate with the Indemnifying Parties in such defense. If the Indemnifying Parties assumes the defense of any Third Party Claim, the Indemnifying Parties shall not, without the prior written consent of the Indemnified Parties (not to be unreasonably withheld, conditioned or delayed), enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Parties and (B) such compromise or settlement shall not impose on any Indemnified Party or any of its Subsidiaries or other Affiliates any obligation and (C) does not primarily relate to Taxes. Notwithstanding the foregoing, in no event will any Parent Indemnifying Party be entitled to control any Third Party Claim (i) that primarily relates to Taxes unless such claim relates solely to taxable periods (or portions thereof) ending on or before the Closing Date, and it is reasonably expected (taking into account relevant limits on indemnification under this Agreement) that greater than fifty percent (50%) of the Losses associated with such claim will be borne by the Indemnifying Parties; or (ii) that is subject to indemnification pursuant to Section 9.2(a)(iii). In the event that the Indemnifying Parties fails to elect to assume control of the defense of any Third Party Claim in the manner set forth in this Section 9.5(e), the Indemnified Parties may, at the Indemnifying Parties’ cost and expense, defend against the Third Party Claim in any manner it deems reasonably appropriate; provided, that the Indemnifying Parties shall nonetheless have the right, at the Indemnifying Parties’ sole cost and expense, to participate in the defense of such Third Party Claim giving rise to the Indemnified Party’s claim for indemnification. The Indemnified Parties shall not, without the prior written consent of the Indemnifying Parties, which consent shall not be unreasonably withheld or delayed, enter into any settlement or compromise or consent to the entry of any judgment with respect to any Third Party Claim in respect of which indemnification may be sought hereunder, other than with respect to any Third Party Claim that is subject to indemnification pursuant to Section 9.2(a)(iii).  With respect to any Third Party Claim that is subject to indemnification pursuant to Section 9.2(a)(iii) in an amount equal to or greater than $350,000, the Indemnified Party shall keep the Indemnifying Parties reasonably informed regarding any potential settlement or other resolution of such Third Party Claim, and shall consider any comments of the Indemnifying Parties regarding the settlement or other resolution of such Third Party Claim in good faith.

Section 9.6                                    Exclusive Remedy. From and after the Closing, the rights of the Parent Indemnified Parties and the Company Indemnified Parties to be indemnified pursuant to this Article IX shall be the sole and exclusive remedy of the Parent Indemnified Parties and the Company Indemnified Parties and their respective Related Parties, respectively with respect to any breach of any representation, warranty, covenant or agreement contained in, or any other breach of, this Agreement, or otherwise in connection with the Transaction Matters (other than specific performance pursuant to the provisions of Section 10.11 and any rights to recovery the Parent Indemnified Parties or the Company Indemnified Parties may have under the Parent R&W Insurance Policy or the Company R&W Insurance Policy, respectively). For the avoidance of doubt, nothing in this Section 9.6 is intended or shall be deemed to restrict any rights that any holder of Parent Common Stock following the Closing may have with respect to such Parent Common Stock under the Stockholders Agreement or pursuant to the Securities Act or the Exchange Act.

ARTICLE X

GENERAL PROVISIONS

Section 10.1                             Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by (i) e-mail (with confirmation of receipt by non-automated reply e-mail from the recipient) (provided that any notice received by e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (New York City time) shall be deemed to have been received at 9:00 a.m. (New York City time) on the next Business Day), (ii) reliable overnight delivery service (with proof of service), (iii) hand delivery or (iv) certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.1):

if to Parent or Merger Sub:

Ribbon Communications Inc.
 3605 E Plano Pkwy
Plano, Texas 75074
Attention:                                         General Counsel
Email:                                                            legal@rbbn.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Attention:                                         David Allinson
                                                                                                Jane Greyf
Email:                                                            david.allinson@lw.com
                                                                                                jane.greyf@lw.com

if to the Company:

ECI Telecom Group Ltd.
30 Hasivim St.
Petah Tikva 4959388
Israel

Attention: Arnie Taragin
Email: Arnie.Taragin@ecitele.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:                                         William Aaronson
                                                                                                Lee Hochbaum
Email:                                                            william.aaronson@davispolk.com
                                                                                                lee.hochbaum@davispolk.com

if to the Shareholder Representative:

ECI Holding (Hungary) Korlátolt Felelősségű Társaság

Dohany utca 12

Budapest

H-1074

Hungary

Attention: Suzanne Hart
Email: suzanne.hart@tsltd.biz

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:                                         William Aaronson
                                                                                                Lee Hochbaum
Email:                                                            william.aaronson@davispolk.com
                                                                                                lee.hochbaum@davispolk.com

Section 10.2                             Interpretation; Certain Definitions. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Disclosure of any fact, circumstance or information in any Section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be disclosure of such fact, circumstance or information with respect to all other Sections of the Company Disclosure Letter or Parent Disclosure Letter where the applicability of such fact, circumstance or information is reasonably apparent. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. No disclosure in the Company Disclosure Letter relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole, including all Exhibits, Schedules and Annexes and Appendices, and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations and published interpretations thereof; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date. References to a Person are also to its successors and permitted assigns. The words “made available to Parent” or words of similar import refer to documents (x) posted to the Electronic Data Room or (y) delivered in Person or electronically to Parent, Merger Sub or any of their respective Representatives. The specification of any dollar amount in any representation or warranty contained in Article IV or Article V is not intended to imply that such amount, or higher or lower amounts, are or are not material for purposes of this Agreement, and no party shall use the fact of the setting forth of any such amount in any dispute or controversy between or among the parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to November 14, 2019 unless the context requires otherwise. When used in reference to the Company or its Subsidiaries, the term “material” shall be measured against the Company and its Subsidiaries, taken as a whole. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to “$” or “dollars” in this Agreement shall mean United States dollars. Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and words denoting natural Persons shall be deemed to include business entities and vice versa. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Parent and the Surviving Company to cause such Subsidiary to take such action. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action.

Section 10.3                             Amendment. This Agreement may be amended by mutual agreement of the parties hereto at any time before or after receipt of the Requisite Parent Stockholder Approval; provided, however, that after the Requisite Parent Stockholder Approval has been obtained, there shall not be any amendment that by Law requires further approval by the stockholders of the Parent without such further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Notwithstanding the foregoing, none of this Section 10.3 or Section 10.9, Section 10.10, Section 10.12, Section 10.14, or Section 10.18 (or any of the defined terms used therein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of the foregoing Sections) (collectively, the “DFS Provisions”) may be amended or waived in any manner adverse to the Financing Sources without the written consent of the affected Financing Sources.

Section 10.4                             Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of the first sentence of Section 10.3, waive compliance with any agreement or condition contained herein. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 10.5                             Expenses; Transfer Taxes. Except as expressly set forth herein (including Section 3.2(c)(i), Section 6.8(h), Section 6.19(g), Section 8.2 and Section 10.15), all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger or any of the other transactions contemplated by this Agreement are consummated. Transfer Taxes incurred in connection with the transactions contemplated by this Agreement (including as a result of the acquisition of the equity interests in the Company of the Company Equityholders pursuant to this Agreement) shall be borne equally by Parent, on one hand, and by the Company Equityholders (other than Pathfinder) as a Company Expense, on the other hand, except that all Transfer Taxes incurred in connection with the sale of the Sale Property shall be borne by the Company Equityholders (other than Pathfinder). For the avoidance of doubt, all Transfer Taxes for which the Company Equityholders are responsible pursuant to this Section 10.5 shall be included as Company Expenses, even if the relevant Taxes are not required to be paid until after the Closing. Parent and the Company shall reasonably cooperate with one another in filing all necessary Tax Returns and other documentation with respect to Transfer Taxes, including by promptly supplying any information in their possession that is reasonably necessary to complete such Tax Returns. Costs and expenses associated with the preparation and filing of such Tax Returns relating to Transfer Taxes incurred in connection with the transactions contemplated by this Agreement (including as a result of the acquisition of the equity interests in the Company of the Company Equityholders pursuant to this Agreement) shall be borne equally by Parent, on one hand, and by the Company Equityholders as a Company Expense, on the other hand.

Section 10.6                             Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in a mutually acceptable manner in order that the transactions contemplated hereby are fulfilled as originally contemplated to the fullest extent possible.

Section 10.7                             Assignment. Parent may assign its rights, interests and obligations under this Agreement to any Subsidiary of Parent, provided that no such assignment shall relieve Parent of its obligations to the Company hereunder. Other than pursuant to the preceding sentence, neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the proceeding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and permitted assigns. Notwithstanding anything to the contrary set forth in this Agreement, after the Closing Date, Parent and Merger Sub may assign their rights (but not their obligations) hereunder without the prior written consent of the Company to (a) any of Parent and/or Merger Sub’s Affiliates or (b) any of the financing sources of Parent and Merger Sub (including the Financing Sources) to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of the Debt Financing.

Section 10.8                             Entire Agreement. This Agreement (including the Exhibits, Schedules, Annexes and Appendices hereto and other documents delivered pursuant hereto) constitutes, together with the other Transaction Agreements, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof.

Section 10.9                             No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, except for (a) from and after the Effective Time, the rights of the applicable Company Equityholders to receive the Per Share Consideration and any additional amounts to which such Company Equityholders may be entitled pursuant to Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i), Section 9.4 and Section 10.16(b), (b) from and after the Effective Time, the rights of the applicable Company Equityholders to receive the Company Option Payments and any additional amounts to which such Company Equityholders may be entitled pursuant to Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i), Section 9.4 and Section 10.16(b), (c) from and after the Effective Time, the rights of the CVR Holders to receive the CVR Closing Payments and any additional amounts to which such CVR Holders may be entitled pursuant to Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i), Section 9.4 and Section 10.16(b) and the rights of the CVR Holders under the provisions of this Agreement providing that any indemnification under Section 9.2(a)(iii) will be made only from, and to the extent of, the Indemnity Escrow Amount, (d) from and after the Effective Time, the rights of Pathfinder receive the Pathfinder Preferred Liquidation Preference pursuant to Section 3.16, (e) the right of the Company, on behalf of the applicable Company Equityholders, CVR Holders and holder of the Pathfinder Preferred to collect the applicable Per Share Consideration, Company Option Payments, CVR Closing Payments, Pathfinder Preferred Liquidation Preference and the applicable amount, if any, to which such Company Equityholders may be entitled pursuant to Section 3.7(e), Section 3.7(f), Section 3.7(h), Section 3.7(i), Section 3.16, Section 9.4 and Section 10.16(b), and/or pursue equitable relief or pursue a claim for damages in the event of Parent’s or Merger Sub’s breach of this Agreement or Fraud, which right is hereby acknowledged and agreed by Parent and Merger Sub, and (f) the provisions of Section 6.10 (which shall be enforceable by the D&O Indemnitees). The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.4 without notice or Liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding anything to the contrary set forth in this Agreement, each Financing Source Related Party shall be an express third-party beneficiary with respect to the DFS Provisions to the extent relating to the rights or obligations of such Financing Source Related Party.

Section 10.10                      Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that (i) the internal affairs of the corporations party hereto that are organized and existing under the ICL and (ii) all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the ICL, shall be governed by the ICL. Notwithstanding anything herein to the contrary, the Company agrees (a) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be (i) governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed entirely within such State, without regard to conflict of law principles that would result in the application of any Law other than the Law of the State of New York and (ii) brought exclusively in the courts described in Section 10.12(c) and the Company submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (b) not to bring or permit any of its affiliates or representatives to bring or support anyone else in bringing any such action in any other court, (c) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.1 shall be effective service of process against it for any such action brought in any such court, (d) to waive and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (e) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, and (f) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 10.14.

Section 10.11                      Specific Performance.

(a)                                 Subject to Section 10.11(b), the parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties hereto (on behalf of themselves and the third-party beneficiaries of this Agreement provided in Section 10.9) shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The election of Parent or the Company to pursue an injunction or specific performance shall not restrict, impair or otherwise limit such party from subsequently seeking to terminate this Agreement and shall not restrict, impair or otherwise limit Parent or the Company seeking to collect Damages pursuant to Article VIII.

(b)                                 Notwithstanding anything herein to the contrary in this Agreement, the parties hereby further acknowledge and agree that prior to the valid termination of this Agreement pursuant to Section 8.1, the Company shall be entitled to specific performance to cause Parent to consummate the Closing if, and only if: (i) all the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (and continue to be satisfied) or irrevocably waived (other than any such conditions which by their terms are not capable of being satisfied until the Closing Date, but subject to each such condition then being capable of satisfaction if the Closing were to occur as of such time), (ii) the Company has irrevocably confirmed by written notice to Parent that the Company is ready, willing and able to consummate the Closing, (iii) the Debt Financing has been funded or will be funded at the Closing and (iv) Parent does not consummate the Closing within three (3) Business Days after the later of (A) delivery of the notification by the Company referred to in the foregoing clause (ii) and (B) the date the Closing is required to occur pursuant to Section 2.2.

Section 10.12                      Consent to Jurisdiction.

(a)                                 Each of Parent, Direct Parent, Merger Sub and the Company hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the State of Delaware, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Direct Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court.

(b)                                 Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, at the address set forth in Section 10.1 with the same legal force and validity as if personally served upon such party within the State of Delaware, provided that nothing in this Section 10.12 shall affect the right of any party to serve legal process in any other manner permitted by Law, (b) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery (or, if (but only if) the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of Parent, Direct Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c)                                  Notwithstanding anything to the contrary contained in the foregoing, each of the parties hereto agrees that it will not bring or support any legal proceeding, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source under the Debt Commitment Letter in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof, in any forum other than any State or Federal court sitting in the Borough of Manhattan in the City of New York (and the appellate courts thereof).

Section 10.13                      Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 10.14                      WAIVER OF JURY TRIAL. EACH OF PARENT, DIRECT PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING (OR OTHERWISE AGAINST THE FINANCING SOURCES IN THEIR CAPACITY AS SUCH) OR THE ACTIONS OF PARENT, DIRECT PARENT, MERGER SUB OR THE

COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 10.15                      Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive reimbursement for all reasonable costs and expenses (including reasonable attorneys’ fees) incurred in such action or suit.

Section 10.16                      Shareholder Representative.

(a)                                 The parties have agreed that, effective as of the date of this Agreement, it is desirable to designate the Shareholder Representative as a representative to act on behalf of the Company Equityholders for certain limited purposes, as specified herein. The approval of this Agreement by the Company Equityholders shall constitute ratification and approval of such designation. The Shareholder Representative may resign at any time, and the Shareholder Representative may be removed by the vote of the holders of Company Ordinary Shares which collectively hold at such time (or, following the Closing, held immediately prior to the Effective Time) more than fifty percent (50%) of the outstanding Company Ordinary Shares (the “Majority Equityholders”). In the event that the Shareholder Representative has resigned or been removed, a new Shareholder Representative shall be appointed by a vote of the Majority Equityholders, such appointment to become effective upon the written acceptance thereof by the new Shareholder Representative.

(b)                                 The Shareholder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Shareholder Representative shall have no obligation to act on behalf of the Company Equityholders and CVR Holders, except as expressly provided herein. Without limiting the generality of the foregoing, the Shareholder Representative shall have full power, authority and discretion to (i) expend Shareholder Allocable Expenses, (ii) negotiate and enter into amendments to this Agreement and the Escrow Agreement for and on behalf of the Company Equityholders and CVR Holders, and (iii) exercise on behalf of the Company Equityholders and CVR Holders all rights granted to the Shareholder Representative under Section 3.7, and (iv) act as a representative of Parent Indemnifying Parties under Section 9.5. The Shareholder Representative shall have no Liability to Parent, Merger Sub, the Company (or, following the Effective Time, the Surviving Company) or any Company Equityholder or CVR Holder with respect to actions taken or omitted to be taken in its capacity as the Shareholder Representative (except to Company Equityholders and CVR Holders for those actions arising out of the Shareholder Representative’s bad faith or willful misconduct). The Shareholder Representative shall at all times be entitled to rely on any directions received from the Majority Equityholders; provided, however, that the Shareholder Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Shareholder Representative, unless the Shareholder Representative is holding funds delivered to it under Section 3.12 and/or has been provided with other funds, security or indemnities which, in the sole determination of the Shareholder Representative, are sufficient to protect the Shareholder Representative against the costs, expenses and Liabilities which may be incurred by the Shareholder Representative in responding to such direction or taking such action. The Shareholder Representative shall be entitled to engage such counsel, advisors, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Shareholder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Shareholder Representative shall be entitled to reimbursement from funds paid to it under Section 3.12, released from the Adjustment Escrow Account for the benefit of the Company Equityholders (other than Pathfinder) and CVR Holders and/or otherwise received by it in its capacity as the Shareholder Representative pursuant to or in connection with this Agreement, for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, advisors, experts and other agents and consultants) incurred by the Shareholder Representative in such capacity, and shall be entitled to indemnification (A) first, from funds paid to it under Section 3.12, and (B) second, from the Company Equityholders (other than Pathfinder) and CVR Holders against any loss, Liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Shareholder Representative (except for those arising out of the Shareholder Representative’s bad faith or willful misconduct), including the costs and expenses of investigation and defense of claims. In the event that the Shareholder Allocable Expenses exceed the amount actually incurred by the Shareholder Representative in its capacity as such, upon the final release of funds from the Adjustment Escrow Account and shares from the Indemnity Escrow Account in accordance with the terms of the Escrow Agreement, the Shareholder Representative shall deliver (1) to the Paying Agent (for payment to each holder of Company Ordinary Shares) a cash payment in an amount equal to the product of (x) such excess amount, multiplied by (y) the Ordinary Shares Percentage, (2) to the Surviving Company (for payment to each Optionholder) a cash payment in an amount equal to the product of (x) such excess amount, multiplied by (y) the Option Percentage and (3) to ECI BV a cash payment in an amount equal to the product of (x) such excess amount multiplied by (y) the CVR Percentage.

Section 10.17                      No Recourse to Related Parties. No Person who is not party to this Agreement, including any Related Party of the parties to this Agreement and their respective Related Parties (in each case, other than the parties to this Agreement themselves), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach, other than (i) the obligations of the Parent Indemnifying Parties under Article IX and (ii) the obligations of the parties thereto under the Parent Voting Agreement, the Company Voting Agreement, the Stockholders Agreement and the Registration Rights Agreement. Without limiting the foregoing, the Shareholders Representative shall not have any liability for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach other than for actions taken by the Shareholders Representative in its capacity as such from and after the date hereof, and subject to the limitation set forth in Section 10.16.

Section 10.18                      No Recourse to Financing Source Related Parties. No Related Party of the Company shall have any rights or claims against any Financing Source Related Party in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, notwithstanding the foregoing, nothing in this Section 10.18 shall in any way limit or modify the rights and obligations of Parent and Merger Sub under this Agreement or any Financing Source Related Party’s obligations to Parent and Merger Sub under the Debt Commitment Letter.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, Parent, Direct Parent, Merger Sub, the Company and the Shareholder Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RIBBON COMMUNICATIONS INC.

By:	/s/ Daryl E. Raiford
Name: Daryl E. Raiford
Title: Executive Vice President and Chief Financial Officer

RIBBON COMMUNICATIONS ISRAEL LTD.

By:	/s/ Eric S. Marmurek
Name: Eric S. Marmurek
Title: Director

ECLIPSE COMMUNICATIONS LTD.

By:	/s/ Justin K. Ferguson
Name: Justin K. Ferguson
Title: Director

[Signature Page to Agreement and Plan of Merger]

ECI TELECOM GROUP LTD.

By:	/s/ Darryl Edwards
Name: Darryl Edwards
Title: President & CEO

By:	/s/ Giora Bitan
Name: Giora Bitan
Title: Exec VP & CFO

By:	/s/ Arnold Taragin
Name: Arnold Taragin
Title: Exec VP and General Counsel

[Signature Page to Agreement and Plan of Merger]

ECI HOLDING (HUNGARY) KORLÁTOLT FELELŐSSÉGŰ TÁRSASÁG,
solely in its capacity as Shareholder Representative

By:	/s/ Marta Kiri
Name: Marta Kiri
Title: Managing Director

By:	/s/ Suzanne Hart
Name: Suzanne Hart
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]